Form 20-F
period 2002-12-31
INSTRUMENTARIUM CORP
filed 2003-06-30
CIK 722811

As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-12009

INSTRUMENTARIUM CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of Finland

(Jurisdiction of incorporation or organization)

Kuortaneenkatu 2, FIN-00510 Helsinki

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Shares — evidenced by American Depositary Receipts

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

48,537,361 Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

INTRODUCTION AND USE OF CERTAIN TERMS
FORWARD-LOOKING INFORMATION
PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2:OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3:KEY INFORMATION
3.A. Selected Financial Data
ITEM 4: INFORMATION ON THE COMPANY
4.A. History and development of Instrumentarium
4.B. Business Overview
4.C. Organizational Structure
4.D. Property, Plants and Equipment
ITEM 5:OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A. Operating Results
5.B. Liquidity and Capital Resources
5.C. Research and Development, Patents and Licenses
5.D. Trend Information
5.E. New Accounting Standards
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management of the Company
6.B. Compensation of Directors and Senior Management
6.C. Board Practices
6.D. Employees
6.E. Share Ownership
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major Shareholders
7.B. Related Party Transactions
7.C. Interests of Experts and Counsel
ITEM 8: FINANCIAL INFORMATION
8.A. Consolidated Statements and Other Financial Information
8.B Significant Changes
ITEM 9: THE OFFER AND LISTING
9.A. Offer and Listing Details
9.B. Plan of Distribution
9.C. Markets
9.D. Selling Shareholders
9.E. Dilution
9.F. Expenses of the Issue
ITEM 10: ADDITIONAL INFORMATION
10.A. Share Capital
10.B. Memorandum and Articles of Association
10.C. Material Contracts
10.D. Exchange Controls
10.E. Taxation
10.F. Dividends and paying agents
10.G. Statement by experts
10.H. Documents on display
10.I. Subsidiary Information
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15: CONTROLS AND PROCEDURES
ITEM 16: [RESERVED]
ITEM 17: FINANCIAL STATEMENTS
ITEM 18: FINANCIAL STATEMENTS
ITEM 19: EXHIBITS
Exhibit 4.3
Exhibit 10

INTRODUCTION AND USE OF CERTAIN TERMS	1
FORWARD-LOOKING INFORMATION	2
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	4
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3: KEY INFORMATION	4
3.A. Selected Financial Data	4
3.D. Risk Factors	7
ITEM 4: INFORMATION ON THE COMPANY	11
4.A. History and development of Instrumentarium	11
4.B. Business Overview	13
4.C. Organizational Structure	24
4.D. Property, Plants and Equipment	26
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
5.A. Operating Results	27
5.B. Liquidity and Capital Resources	36
5.C. Research and Development, Patents and Licenses	38
5.D. Trend Information	38
5.E. New Accounting Standards	39
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	40
6.A. Directors and Officers of the Company	40
6.B. Compensation of Directors and Officers	44
6.C. Board Practices	44
6.D. Employees	44
6.E. Share Ownership	45
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
7.A. Major Shareholders	47
7.B. Related Party Transactions	48
7.C. Interests of Experts and Counsel	48
ITEM 8: FINANCIAL INFORMATION	48
8.A. Consolidated Statements and Other Financial Information	48
8.B. Significant Changes	49
ITEM 9: THE OFFER AND LISTING	49
9.A. Offer and Listing Details	49
9.B. Plan of Distribution	52
9.C. Markets	52
9.D. Selling Shareholders	52
9.E. Dilution	52
9.F. Expenses of the Issue	52
ITEM 10: ADDITIONAL INFORMATION	52
10.A. Share Capital	52
10.B. Memorandum and Articles of Association	52
10.C. Material Contracts	54
10.D. Exchange Controls	55
10.E. Taxation	55
10.F. Dividends and paying agents	58
10.G. Statement by experts	58
10.H. Documents on display	58
10.I. Subsidiary Information	58
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	58
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	60
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	60
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	61
ITEM 15: CONTROLS AND PROCEDURES	61
ITEM 16: [RESERVED]	61
ITEM 17: FINANCIAL STATEMENTS	61
ITEM 18: FINANCIAL STATEMENTS	61
ITEM 19: EXHIBITS	61

INTRODUCTION AND USE OF CERTAIN TERMS

     Instrumentarium Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. As used herein, except as the context otherwise requires, the term “we” or “the Company” refers to Instrumentarium Corporation and “Group” to the Company and its consolidated subsidiaries. We publish our consolidated financial statements in euro.

     References to “U.S. dollars”, “U.S.$” or “$” are to the lawful currency of the United States and references to the “euro” or “EUR” are to the lawful currency of the 11 member states of the European Union participating in the Economic and Monetary Union, or EMU, which adopted the single currency in accordance with the Treaty on European Union signed in Maastricht in 1992.

     Instrumentarium’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Finland, which differ in certain respects from generally accepted accounting principles in the United States. For a narrative discussion of the principal differences between Finnish GAAP as currently in effect and U.S. GAAP, see Note 23 of the notes to the consolidated financial statements.

     The financial information set forth in a number of tables herein has been rounded to the nearest whole number. Accordingly, in a certain instances, the sum of the numbers in a column may not conform exactly to the total figure given for that column.

     Our principal executive office is located at Kuortaneenkatu 2, FIN-00510 Helsinki, Finland. Its telephone number is +358-10-394-11 and fax number is +358-9-146-4172.

     We furnish JP Morgan Chase Bank, who acts as depositary for American depositary shares representing our ordinary shares, with annual reports containing annual consolidated financial statements prepared in accordance with Finnish GAAP and an audit opinion thereon by our independent public accountants. Our 2002 annual report to shareholders contains a reconciliation to U.S. GAAP of net income and shareholders’ equity. We also furnish the depositary with quarterly reports containing unaudited financial information prepared in accordance with Finnish GAAP. Upon receipt thereof, the depositary generally mails all such reports to record holders of ADRs. We also furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders. The depositary makes such notices, reports and communications available for inspection by record holders of ADRs and mails to all record holders of ADRs notices of shareholders’ meetings that it receives.

FORWARD-LOOKING INFORMATION

     This annual report contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934 with respect to our Group’s financial condition, result of operations, business, sectors in which we operate and certain of our plans and objectives.

     All statements other than statements of historical fact regarding future plans, events and prospects are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, certain statements in Item 3, “Key Information” under the heading “Risk Factors”, Item 4, “Information on the Company” under the headings “Strategy”, “Market” and “Regulatory Environment” and relating to management objectives, market trends, market standing and product volumes and certain statements in Item 5, “Operating and Financial Review and Prospects” relating to trends in results of operations, margins, overall market trends, risk management, exchange rates, the euro and GE’s tender offer for all of the outstanding shares and options of the company are forward-looking in nature. As such, forward-looking statements involve risk and uncertainty because they relate to future events and depend on circumstances that will occur in the future.

     There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include among others:

•	trends towards managed care, healthcare cost containment and other changes in government and private sector initiatives, in the United States, and other countries in which we do business, that are placing increased emphasis on the delivery of more cost-effective medical therapies;

•	the trend of consolidation in the medical device industry as well as among customers of medical device manufacturers, results in more significant, complex and long-term contracts than in the past and potentially greater pricing pressures;

•	the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory approval processes, which may result in lost market opportunities or preclude product commercialization;

•	safety concerns with respect to marketed products, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales;

•	the potential impact of GE’s tender offer on customer decision making;

•	changes in governmental laws, regulations and accounting standards and the enforcement thereof that may adversely affect us;

•	other legal factors including product liability, environmental concerns and patent disputes with competitors;

•	agency or government actions or investigations affecting the industry in general or the Group in particular;

•	the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors;

•	business acquisitions, dispositions, discontinuations or restructuring; and

•	economic factors over which we have no control, including growth rates, changes in inflation, foreign currency rates and interest rates.

     We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set out in this annual report.

PART I

ITEM 1:      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2:      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3:      KEY INFORMATION

3.A.      Selected Financial Data

     The selected financial data set forth below at December 31, 2001 and 2002 and for each of the years in the three year period ended December 31, 2002, have been derived from our consolidated financial statements included in Item 18 herein. Such consolidated financial statements have been audited by PricewaterhouseCoopers Oy (until March 1, 2002, SVH Pricewaterhouse Coopers Oy). The selected financial data at December 31, 1998, 1999 and 2000 and for each of the years in the two year period ended December 31, 1999 have been derived from our published financial statements not included herein. Certain prior year amounts have been reclassified to conform with the current year presentation under Finnish GAAP.

     The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with Finnish GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Finnish GAAP and U.S. GAAP, see note 23 to the consolidated financial statements.

     All balances prior to January 1, 2000 have been restated from Finnish markka into euros using the Finnish markka/euro irrevocable conversion rate as of January 1, 1999 of EUR 1.0 = FIM 5.94573. The Company restated euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Finnish markka. The Company’s consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in a currency other than Finnish markka.

     The selected financial data at December 31, 2001 and 2002 and for each year of the three year period ended December 31, 2002 should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included in Item 18 herein.

	As at and for the year ended December 31,
	1998	1999	2000	2001	2002

	EUR	EUR	EUR	EUR	EUR

	(in thousands, except per share data)
CONSOLIDATED INCOME STATEMENTS
Finnish GAAP
Net sales	654,373	773,477	912,843	1,025,361	1,126,671
Operating profit before non-recurring items and amortization of goodwill	28,597	59,834	89,896	131,978	147,113
Operating profit	42,247	46,666	79,729	115,477	126,466
Income before extraordinary items	30,449	31,158	66,552	103,578	128,127
Net income	15,778	47,518	46,579	72,136	155,757

	As at and for the year ended December 31,
	1998		1999	2000	2001	2002

	EUR		EUR	EUR	EUR	EUR

	(in thousands, except per share data)
Finnish GAAP
Basic earnings per share and ADS(1)	0.38		0.34	0.90	1.50	1.80
Diluted earnings per share and ADS(1)	0.37		0.34	0.90	1.50	1.74
U.S. GAAP
Income from continuing operations	988		8,264	65,896	63,107	79,606
Income from discontinued operations	3,419	(4)	4,604	14,636	8,165	90,717
Net income in accordance with U.S.
GAAP	4,407		12,868	80,533	71,272	170,323
Basic earnings per share and ADS: (1)
Continuing operations	0.02		0.17	1.37	1.32	1.66
Discontinued operations	0.08	(4)	0.10	0.31	0.17	1.89
Total basic earnings per share and ADS	0.10		0.27	1.68	1.49	3.55
Diluted earnings per share and ADS: (1)
Continuing operations	0.02		0.17	1.37	1.31	1.60
Discontinued operations	0.08	(4)	0.10	0.31	0.17	1.82
Total diluted earnings per share and ADS	0.10		0.27	1.68	1.48	3.42
CONSOLIDATED BALANCE SHEETS
Finnish GAAP
Non-current assets	518,014		497,079	423,797	420,230	443,699
Current assets	385,695		427,643	494,496	521,654	607,096
Cash and cash equivalents	22,117		20,366	22,419	23,753	56,325
Total assets	925,826		945,088	940,713	965,637	1,107,121
Share capital	40,507		48,169	48,169	48,169	97,075
Total shareholders’ equity	426,239		445,622	473,255	522,376	651,465
Minority interest	489		(35)	(6)	245	1,606
Long-term liabilities	232,642		208,133	173,955	159,676	64,048
Short-term liabilities	269,457		291,368	293,510	283,340	390,001
U.S. GAAP
Shareholders’ equity	417,805		403,815	459,619	502,312	650,717

	As at and for the year ended December 31,
	1998	1999	2000		2001	2002

	EUR	EUR	EUR		EUR	EUR

		(in thousands, except per share data)
OTHER FINANCIAL INFORMATION

Finnish GAAP
Weighted average number of shares
outstanding (in thousands) (1)	42,119	48,097	47,960		47,946	47,980
Dividends per share and ADS(1) (EUR)	0.29	0.34	0.50	(2)	0.60	4.70
Dividends per share and ADS(1) (U.S.$) (3)	0.35	0.34	0.47	(2)	0.53	4.93

(1)	Adjusted for the 1998 share issue and for the 2002 bonus issue. The annual general meeting held on March 25,2002, decided to increase Instrumentarium ´s share capital through a bonus issue by issuing for one old share of Instrumentarium, one additional new share without consideration. In addition to the bonus issue, the number of ADSs has been adjusted so that one ADS equals one share in Instrumentarium. For principles of earnings per share calculation according to Finnish GAAP, see note 1 to the consolidated financial statements and of earnings per share calculation according to U.S. GAAP, see note 23 to the consolidated financial statements.

(2)	Includes a 100-year anniversary bonus dividend of EUR 0.10 per share.

(3)	Solely for the convenience of the reader dividends per share and per ADS euro amounts have been translated into U.S. dollars by using the year-end noon buying rate for each period reported.

(4)	Not restated to reflect the 2002 disposition of the Optical Retail division.

Exchange Rates

     On January 1, 1999, the 11 member states of the European Union initially participating in the Economic and Monetary Union, or EMU, introduced a single European currency known as euro. The following 12 member states of the European Union participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The irrevocable conversion rate between the Finnish markka and the euro was fixed on January 1, 1999 at EUR 1.00 = FIM 5.94573.

     In 2001, the euro was only an accounting currency and the national currencies of the EMU member states continued to be legal tender and were considered to be sub-units of the euro. During the first few months of 2002 euro banknotes and coins were entered into circulation, replacing the national currencies of the EMU member states.

     The following table sets forth, for the periods indicated, certain information with respect to the noon buying rate for the euro expressed in U.S. dollars per euro. On June 11, 2003 the noon buying rate was U.S.$ 1.1764 per euro.

	Average	High	Low	Period-end

		(in FIMper U.S.$)
1998	5.3433	5.6280	4.8995	5.0645
		(in U.S.$ per EUR)
1999(1)	1.0588	1.1812	1.0016	1.0070
2000	0.9232	1.0335	0.8270	0.9388
2001	0.8952	0.9535	0.8370	0.8901
2002	0.9454	1.0485	0.8594	1.0485
December 2002	1.0194	1.0485	0.9927	1.0485
January 2003	1.0622	1.0861	1.0361	1.0739
February 2003	1.0785	1.0875	1.0708	1.0779
March 2003	1.0797	1.1062	1.0545	1.0900
April 2003	1.0862	1.1180	1.0621	1.1180
May 2003	1.1556	1.1853	1.1200	1.1766

(1) The noon buying rate for the Finnish markka ceased to be available after January 15, 1999.

3.B.      Capitalization and Indebtedness

Not applicable

3.C.      Reasons for the offer and use of proceeds

Not applicable

3.D.      Risk Factors

     You should consider carefully all of the information set forth in this annual report and the following risk factors. The risks explained below are not exhaustive and additional risks that we do not know currently or that we do not deem material may affect our business and results of operations.

Health care changes may put downward pressure on prices for our products or may result in a reduction in the size of the markets for our products.

     Greater emphasis is being placed on the delivery of more cost-effective medical care through trends such as greater use of managed care and other cost containment initiatives. These changes could adversely affect the demand for and prices of our products. For example:

•	Third-party payers of hospital services, including Medicare, Medicaid and private health care insurers in the United States, have revised their payment methodologies during the last few years, resulting in stricter standards for reimbursement of hospital charges for medical procedures, which may impact the ability of hospitals to finance purchases of equipment;

•	There has been a consolidation among health care facilities and purchasers of medical devices. For example, group purchasing organizations, or GPOs, in the United States, are seeking to reduce the number of suppliers from whom they purchase medical products. These entities may decide to stop purchasing products from us or use their increased leverage to demand discounts on our list prices;

•	In several of our major markets, including the United States, broad proposals to reform national health care systems are under consideration. These reforms could limit prices and tighten demand for our products.

Pressure to reduce prices for our products in response to these trends, or a potential decrease in the size of the market for our product, could have a material adverse affect on our business.

We operate in a highly competitive environment in which our success depends on our ability to develop and market new products.

     We operate in a highly competitive environment, and a substantial part of our revenue comes from the sale of state-of-the-art medical products. Innovation is key to our success. We face competition from Philips Medical Systems; GE Medical Systems-IT, an affiliate of General Electric Company; Siemens Medical, an affiliate of Siemens AG; Draeger Medical Group an affiliate of Draegerwerk AG and the Nellcor Puritan-Bennett division of Tyco Inc., Datascope, Niho Kohden, Invivo/MDE, Fukuda Denshi, Mennen, and Welch Allyn. In addition, we expect further competition from recently formed joint venture between Siemens Medical and Draeger Medical Group. Some of these competitors have greater resources than we do, and some are able to offer bundled products which compete with ours in a portfolio of products we may not be able to offer. Although we have competed successfully in the past, our financial performance will continue to depend upon our ability to introduce and upgrade leading edge products.

It is imperative that we develop new products and deliver them to the market in a timely manner. Delays and even cancellation of projects for new products can be caused by factors such as:

•	Internal delays in the research and development process;

•	Introduction of competing products by our competitors;

•	Unanticipated changes in the market’s readiness to accept new products and technologies; and

•	Problems receiving regulatory approval.

Our failure to develop and to market successfully new products in the future, or our competitors’ ability to introduce superior products before we are able to do so, may adversely affect our business, financial condition and results of operations.

We may be unable to adequately protect our intellectual property rights.

     Our ability to compete is affected by our ability to innovate and to protect know-how and innovative techniques, processes and products. We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our proprietary technology, rights and know-how. Our major patents and trademarks are registered in our key markets and other countries. However, we cannot assure you that the measures we take to protect our intellectual property will afford us adequate protection against patent and trademark infringements, that pending patent applications will eventually be issued or that the claims allowed for any of our existing or future patents and trademarks will provide competitive advantages to our products or will not be successfully challenged or circumvented by competitors.

     In addition, we may be required to obtain licenses, redesign products or processes, or abandon production in order to avoid patent infringement. Litigation or administrative proceedings, including interference proceedings before the U.S. Patent and Trademark Office or patent authorities in other jurisdictions in which we operate related to intellectual property rights could be brought against us by our competitors. An adverse judgment in litigation or proceedings arising in connection with a patent or patent application could affect our business materially. The costs of any such proceeding, including any applicable damages, could be substantial.

Governmental regulation may adversely affect our ability to develop and introduce new products.

     Because we operate in a highly regulated industry we must ensure that we comply fully with laws and regulations in all countries in which we manufacture and sell our products. The manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the Food and Drug Administration in the United States and corresponding agencies in other countries. See Item 4.B. “Business Overview – Regulatory Environment.” As a highly technical business, we also face regulation by national and international patent and intellectual property rights authorities.

     Although we believe that we are in compliance with all material applicable regulations and we are not aware of any significant pending changes in applicable laws and regulations, we cannot assure you that governments or states will not change existing laws or regulations or adopt new laws or regulations that might impact our industry. Changes in or adoption of new laws or regulations could result in negative consequences that could have a material adverse effect on our business, financial condition and results of operations.

Our products may be subject to product liability claims or product recalls.

     The manufacture and sale of medical products entails significant risk of product liability claims. The product liability insurance that we maintain is adequate based on past product liability claims in our businesses. There is no assurance, however, that the amount of such insurance will be sufficient to satisfy claims made against us in the future. Product liability claims could result in significant costs or costs of litigation. In addition, a successful claim brought against us in excess of available insurance coverage, or any claim that results in significant adverse publicity, could have a material adverse effect on our results of operations and business.

     In the event that we find any of our products do not meet our quality standards, we may voluntarily recall those products and inform the regulatory authorities. Moreover, should a national regulatory authority, for example the FDA in the United States, find a product defective, that authority could require us to redesign or implement a recall of such products. We voluntarily have recalled products in the past, incurring significant costs, and future recalls could also result in significant costs. Although our previous recalls did not result in negative publicity, there is no assurance that our reputation and ability to market products in the future will be unharmed in the event of a product recall. Potential recalls of a significant product could have a material adverse effect on our business, financial condition and results of operations.

We rely on subcontractors for our product components, some of which are single suppliers, which may cause interruptions and delays in production and delivery.

     We currently engage independent subcontracting manufacturers to supply components for our products, including circuit boards, molded plastic components, valves, pneumatics, cables and power supply assemblies. The risks involved in our reliance on these independent subcontractors involves the potential for inadequate capacity, availability of, or interruptions in access to, process technologies, and reduced control over delivery schedules, costs and quality. Interruptions due to supply or quality issues in our manufacturing processes or delays in product deliveries could have a material adverse effect on our business.

     In addition, although we aim to use standard parts and components for our products, some components are purchased from sole or single source vendors for which alternative sources are not readily available. Our inability to obtain sufficient quantities of such components may result in production and delivery delays or product redesign, which could have a material adverse effect on our business, and results of operations.

We depend on dedicated manufacturing facilities for some major products, making it difficult to shift capacity.

     We have tooled dedicated manufacturing facilities for certain products. Damage or incapacity to a facility could force us to reduce or cease manufacturing at that facility, which could impact our business, financial condition or results of operations. Additionally, one facility may experience higher demand for its products while another facility experiences reduced demand for its products, causing an increase in negative manufacturing variances. Because of the different tooling requirements of different products, it may not be possible to rapidly utilize excess capacity at one facility to meet higher demand for a product manufactured at another facility, which may affect results of operations.

We depend on enterprise resource planning and other third party software for logistics management.

     We have installed Enterprise Resource Planning software in our factories and sales offices to manage the product supply logistics, such as order handling, order fulfillment and billing. Although we have sourced the applications and databases from respected global companies, such as Oracle Corp. and QAD Inc., such applications are known to malfunction on occasion. Although we use best efforts to ensure we have our own resources, and backup in reserve from consultants, there can be no assurance that a malfunction can be quickly rectified. If a serious malfunction occurs immediately prior to the end of a reporting period, there can be no assurance that delivery and billing delays would not affect the results of operations.

We depend on key personnel.

     A large number of individuals in our employment have made a significant contribution to the growth and success of our businesses in the past. We do not believe that we are dependent on the skills and experience of any single employee. However, if a significant number of these key employees were to leave the company, there can be no assurance that their contribution could be replaced by other existing or new employees.

     Although we have successfully recruited and retained key sales and business managers in the past, there can be no assurance that the company will be able to do so in the future. Failure to recruit talented and motivated business and sales managers, particularly for our global core business and in the United States, could have a material adverse affect on our business. Our success is also dependent upon the skills, knowledge and experience of our personnel. We require consultants and advisors to enter into confidentiality agreements, and require disclosure and assignment to us of ideas, developments, discoveries and inventions. In some countries, we are also able to secure such protection from employees. We cannot assure you, however, that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure, or the lawful development by others, of such information and know-how. Such use, disclosure or development could have a material adverse affect on our business, financial condition and results of operations.

U.S. and other international sales expose our businesses to a variety of risks that could result in significant fluctuations in financial results.

•	Sales from exports and foreign operations in our continuing businesses accounted for approximately 99% of our net sales in fiscal 2002. As a result, our sales are, and will continue to be, subject to the risks of international business, including:The general economic development of our markets;

•	Fluctuations in foreign currencies;

•	Significant changes in interest rates;

•	Changes in regulatory requirements, tariffs and other barriers;

•	Timing and availability of import/export licenses; and

•	Trade disputes.

Business disruption caused by our involvement in business acquisitions.

     We may be involved in business acquisitions (as acquirer or target) or in other strategic business investments. Such transactions involve risks, including difficulty in assimilating or combining operations or personnel, or not achieving the desired strategic and operating goals. In particular, in connection with the GE transaction, we may face possible disruption, including diversion of management resources in preparing for the combination of operations and possible deferral of customer orders, in some or all of our business divisions.

Our operating results are likely to fluctuate which could cause our stock price to be volatile.

     Our quarterly and annual operating results have fluctuated and may continue to fluctuate. Various factors have and may continue to affect our operating results, including:

•	Variations in product mix in orders and sales;

•	Ability to ship all components of complex system orders on schedule;

•	Timing of new product introductions;

•	Timing of budget allocation by customers;

•	Factory utilization rates;

•	Supply interruptions;

•	Delays in obtaining regulatory approvals; and

•	Regulatory actions, for example actions taken by the FDA in the United States.

     Based on these and other factors, historical performance or period-to-period comparisons should not be relied upon as indications of future performance.

Foreign exchange fluctuations may adversely affect our earnings and assets outside of the euro countries.

     Approximately 75% of our net sales in fiscal 2002 were sales from exports and foreign operations outside of the euro countries. Changes in exchange rates may affect our costs, earnings and valuation of our assets. Though we seek to minimize our currency exposure, we cannot predict all changes in currency and interest rates, inflation or other factors which could have a material adverse affect on our business, financial condition and results of operations. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk”.

ITEM 4:      INFORMATION ON THE COMPANY

4.A.      History and development of Instrumentarium

     We are an international healthcare company based in Finland concentrating on selected fields of medical technology, development, manufacturing, marketing and sales and service. We presently operate two business segments: Anesthesia and Critical Care, and Medical Equipment. Founded in 1900 as an importer of surgical instruments for the Finnish market, we were incorporated on March 3, 1901 by entry to the Finnish Trade Register. We are a public limited liability company operating in accord with Finnish law.

     Our core business segment is Anesthesia and Critical Care, primarily represented by Datex-Ohmeda, one of the global leaders within the medical device industry. Datex-Ohmeda includes the former Ohmeda Medical systems division of the BOC Group plc., which was acquired in 1998. The main businesses of Datex-Ohmeda are anesthesia, ventilation and drug delivery, patient monitoring, supplies and technical service. Also within the Anesthesia and Critical Care segment are the operations of Spacelabs Medical, acquired in July 2002 and focussing primarily on critical care monitoring in the North American market; Deio, a clinical information company carved out of Datex-Ohmeda in January 2001 to specialize in care information solutions; and Instrumed, which distributes Datex-Ohmeda and Deio products and solutions in Finland along with a limited, complementary range of operating room equipment manufactured by others.

     The Medical Equipment segment includes the manufacture and sale of diagnostic X-ray imaging and other special-purpose hospital equipment and comprises Instrumentarium Imaging and Soredex, Ohmeda Medical and Medko Medical.

     At the beginning of March 2002, we divested our Finnish hospital furniture business Merivaara. In July 2002, Instrumentarium acquired all the shares of Spacelabs Medical, Inc., which primarily manufactures critical care patient monitors. We paid USD 14.25 per share in cash, a total of approximately EUR 142 million. Spacelabs Medical is now primarily responsible for our critical care monitoring operations in the USA, while outside North America, Spacelabs Medical’s sales companies were integrated into our existing Datex-Ohmeda companies in the latter half of 2002.

     At the beginning of November 2002, we divested our consumer Optical Retail business to Pearle Europe B.V.

     In November 2002, we divested Lifeclinic Holding Corporation, a subsidiary of Spacelabs Medical, which offered consumer healthcare services, to private investors.

     At the beginning of 2003, we divested our shareholding in Spacelabs Burdick, Inc. to Quinton Cardiology Systems, Inc.. Burdick was a subsidiary of Spacelabs Medical and specialized in cardiology diagnostic equipment and systems. We seek long-term, profitable growth within our current businesses, of which Datex-Ohmeda, Spacelabs Medical, Deio, Instrumentarium Imaging and Soredex and Ohmeda Medical, have global operations and leading positions in their respective businesses. We continue to seek to support growth in these divisions through acquisitions which we believe will support organic growth and generate synergies.

     Instrumentarium’s capital expenditure totaled EUR 198.4 million in 2002, compared to EUR 43.3 million in 2001 and EUR 51.0 in 2000. EUR 22.2 million was invested in machinery and equipment, EUR 5.0 million in buildings and land, and EUR 171.2 million in shares and shareholdings and other long-term expenditure, including the purchase of Spacelabs Medical. Planned depreciation amounted to EUR 42.8 million in 2002, compared to EUR 39.9 million in 2001 and EUR 41.9 in 2000. For more information regarding capital expenditures, see “Item 5.A Operating and Financial Review and Prospects – Operating Results” and for a description of capital expenditure by business segment, see note 2 to our consolidated financial statements included in Item 18 of this Form 20-F.

     Our legal home and principal place of business is Instrumentarium Corporation, Kuortaneenkatu 2, 00510 Helsinki, Finland (Telephone +358 10 39411). Our registered office is P.O. Box 100 Fin-00031 Instrumentarium, Helsinki Finland (Business ID code 0109222). Our agent in the United States is Datex-Ohmeda, Inc., 3030 Ohmeda Drive, Madison, Wisconsin 53707-7550 (Telephone: 608 221 1551).

Recent developments

     Instrumentarium and General Electric Company entered into a combination agreement on December 18, 2002 pursuant to which a wholly owned subsidiary of General Electric has commenced a tender offer for all shares and options of Instrumentarium. The tender offer was commenced on January 14, 2003 and was originally scheduled to expire on April 11, 2003. The tender offer has been extended to expire on August 29, 2003, to allow for the completion of the regulatory review process. If all conditions of the tender offer are satisfied or, if permitted, waived before the expiration of the extended offer period, GE may discontinue the extended offer period and consummate the tender offer. GE may further extend the tender offer period under certain circumstances in accordance with the terms and conditions of the tender offer.

     The initial offer price for Instrumentarium shares, including shares represented by ADSs, was EUR 40.00 per share in cash, subject to adjustment in the event that the aggregate amount of dividends approved by Instrumentarium shareholders between December 18, 2002 and the date of the consummation of the tender offer exceeds EUR 0.70 per share. As a result of the Instrumentarium shareholders’ approval of the payment of a combined regular and special dividend of EUR 4.70 per share at Instrumentarium’s Annual General Meeting on March 25, 2003, the offer price for Instrumentarium shares was reduced by EUR 4.00 to EUR 36.00 per share in cash.

     The tender offer is also made for Instrumentarium’s 1998 option rights and 2001 option rights that have been granted to holders. The offer price is EUR 52.29 in cash for each 1998A option right, EUR 56.65 in cash for each 1998B option right, EUR 60.36 in cash for each 1998C option right, EUR 45.46 in cash for each 2001A option right and EUR 36.92 in cash for each 2001B option right. The dividend described above does not affect the price offered for Instrumentarium options.

     GE’s proposed acquisition of the Company was notified to the European Commission’s Merger Task Force for regulatory approval under the EC Merger Regulation on February 28, 2003. An in-depth investigation was initiated by the Commission on April 4, 2003 following the

Commission’s finding that the transaction raised “serious doubts” in relation to the anesthesia, patient monitoring and imaging sectors. The Commission continues to consider potential antitrust issues in relation to the proposed acquisition and must complete its in-depth investigation by September 11, 2003. By that date, the Commission must determine whether to clear the proposed acquisition (with or without undertakings) or to prohibit it.

     The Company and GE each notified the proposed tender offer in the United States under the Hart-Scott-Rodino Act on February 24, 2002. On March 3, 2003, the U.S. Department of Justice (“DOJ”) issued the Company with a Civil Investigative Demand (“CID”) for documents and information concerning the transaction and on March 11, 2003, the DOJ issued the Company and GE each with a Second Request for Information and Documentary Material relating to the anesthesia, patient monitoring and imaging sectors. The Company has complied with the CID and GE has complied with the Second Request. A decision by the DOJ as to whether to oppose the proposed acquisition by GE of the Company (with or without a consent decree) is expected by the end of the third quarter of 2003.

     The Company and GE are working constructively with the US Department of Justice and European Commission in their investigations to help resolve any antitrust concerns identified by these regulatory authorities in relation to the transaction. The transaction is also being examined by several other regulatory authorities, and the Company and GE are working to satisfy the merger control rules in those jurisdictions as well.

     For more information regarding the combination agreement see “Item 10.C. Material Contracts”.

4.B.      Business Overview

General

     Sales revenue for each of our segments is presented in the chart below:

	2000	2001	2002

	EUR	EUR	EUR
	(in millions)
Anesthesia and Critical Care(1)	645.0	718.4	815.4
Medical Equipment(1)	145.0	176.3	216.8
Other Operations(2)	27.3	26.4	6.6
Discontinued Operations(2)	95.6	104.3	88.0

(1)	In March 2002 the hospital furniture business of Merivaara was divested. Following the divestment the remaining anesthesia and critical care related operations within Merivaara division were reclassified for all periods presented from Medical Equipment segment to the Anesthesia and Critical Care segment. Divested Merivaara business operations are included in Other operations for all periods reported.

(2)	See note 2 to the consolidated financial statements.

     A geographic breakdown of sales revenue is presented in the chart below:

	2000	2001	2002

	EUR	EUR	EUR
	(in millions)
European Union	354.0	395.5	382.5
Rest of Europe	41.5	47.3	37.8
North America	390.1	442.7	532.2
Asia–Pacific	94.3	100.8	123.4
Rest of World	32.8	39.0	50.7

Anesthesia and Critical Care

     Our core business segment, Anesthesia and Critical Care, accounts for approximately 70% of net sales. This segment comprises Datex-Ohmeda and Spacelabs Medical, as well as care information systems company Deio and domestic sales company Instrumed.

     Datex-Ohmeda, one of the global leaders within the medical device business, operates in the anesthesia, ventilation and drug delivery, patient monitoring, supplies and technical service businesses. Spacelabs Medical primarily operates in the patient monitoring, supplies and technical service businesses.

     Approximately one-third of segment sales are derived from sales of anesthesia machines and ventilators and drug delivery systems, with approximately one half derived from sales of anesthesia and critical care monitoring systems, stand-alone monitors, pulse oximeters, accessories and supplies. The remainder mainly comprises sales of technical service. Almost all sales are outside Finland. The North American markets account for nearly half of sales and the Western European markets for over one third.

     Instrumentarium has consolidated anesthesia and critical care operations of Datex-Ohmeda and Spacelabs across all important sectors, and we believe we have the sales, service and support infrastructure to support existing products and enable us to introduce new products to anesthesia, critical care and other hospital and alternate site areas.

     Datex-Ohmeda has its manufacturing resources in the world’s two largest market areas, the United States and the European Union. In the United States, Datex-Ohmeda has manufacturing facilities in Madison, Wisconsin and in Louisville, Colorado; in Europe, it primarily has manufacturing facilities in Finland, and Sweden. We make extensive use of the global contract manufacturing industry for sourcing electronic circuit boards as well as other parts and sub-assemblies.

     Anesthesia machine, ventilation and drug delivery research and development are centered in the United States at Madison, Wisconsin. Anesthesia and critical care monitoring and clinical information management research and development are centered in Finland. Ventilation research and development is also carried out in Sweden. Sub-acute monitoring and oximetry development are centered in Louisville, Colorado.

     Spacelabs Medical has manufacturing as well as research and development facilities in Seattle Washington, USA for its own lines of patient monitors. The business shares Datex-Ohmeda’s sales office and distributors organization as well as its support organizations. In the United States Instrumentarium has a separate sales channel for critical care, which currently primarily focuses on sales of Spacelabs Medical products.

     Deio has research and development facilities in Finland and additionally makes use of offshore contract software developers. Deio has solution provider organizations in the United States, Canada, UK, Germany, France and Italy. In addition, the company uses Datex-Ohmeda’s extensive sales office and distributor organizations in other markets.

Strategy

     Our strategic goal is to be the world-leading supplier of equipment and systems for anesthesia and critical care providers. We believe we possess the key technologies necessary for leadership in monitoring patients’ vital signs, delivering anesthetic agents, ventilating the lungs and managing real-time distribution of patient information within peri-operative and critical care areas of the hospital. To grow successfully, we emphasize high research and development efforts in hardware, software, networked systems and supplies, as well as continuous development of our global sales, service and marketing channels. Our strategy is to build on our strong franchise in the anesthesia market to strengthen our position in the related market for critical care systems and equipment. Overall, we intend to continue to grow faster than the market by further strengthening our position as the world’s leading supplier of anesthesia systems and equipment, and by rapidly expanding into selected areas of critical care. In addition to offering networked operating room and bedside products, we aim to further develop solutions for the continuity of vital clinical information across all the acute care areas of the hospital.

     In anesthesia, our goal is to strengthen Datex-Ohmeda’s leading position as the global supplier of choice for anesthesia machines and monitors. Some of the world’s largest markets still offer considerable room for increasing market share, particularly the anesthesia monitor market in the United States and the anesthesia delivery market in Germany. The division currently services and maintains what we believe to be the largest installed base of anesthesia machines in the world, and we aim to become a leading supplier of anesthesia and respiratory supplies to our equipment customers.

     We entered the critical care business with the goal of repeating our success in the anesthesia business sub-segment. From a clinical point of view, in addition to the standard hemodynamic parameters we believe Datex-Ohmeda is able to offer prospective customers innovative solutions for monitoring oxygenation, ventilation and metabolism, as well as automated gas tonometry. The introduction of critical care monitoring systems also allows hospitals to standardize their patient monitoring technology platform to purchase hospital-wide monitoring solutions from Datex-Ohmeda. By focusing on selected markets, especially those where the anesthesia department plays a key role in critical care equipment purchasing decisions, we believe that Datex-Ohmeda can successfully enter and grow in this large but highly competitive market. In the United States, following the acquisition of Spacelabs Medical, Datex-Ohmeda now focuses its patient monitoring sales on the anesthesia market.

     We believe that the Spacelabs Medical acquisition fits our strategy because it gives us a solid market position in critical care monitoring also in the United States in terms of share of installed base and annual market share, where previously Instrumentarium’s positions had been negligible. By focussing sales on critical care in the US market with a dedicated sales force, we believe that Spacelabs Medical can successfully compete in this highly competitive market. In other markets, Spacelabs Medical products are marketed to selected customer segments primarily through Datex-Ohmeda’s sales subsidiaries.

     The Critical Care Ventilator, under development, represents a new generation of Datex-Ohmeda lung ventilators. The development program should allow us to later develop integrated workstations also for critical care.

     We also intend, through our Deio business, to become a world leader in the management of operating theatre and critical care information by offering solutions that enable hospitals to better manage the quality and cost of care provision. In order to be able to offer end-to-end solution expertise, Deio is developing its own solution provider subsidiaries and strengthen its ties with strategic business partners in other major markets. We intend to benefit from Datex-Ohmeda’s established presence to extend Deio’s operations globally. To accelerate growth, Deio plans to actively seek acquisitions as well as licensing and distribution agreements for information management applications that complement its own solutions portfolio.

Market

     Datex-Ohmeda, Spacelabs and Deio operate in the global market for anesthesia and critical care equipment, information solutions, supplies and technical service. Additionally Datex-Ohmeda and Spacelabs target selected segments of the sub-acute care market in hospitals, alternate care sites and the home. A few large players, which customers increasingly see as potential hospital-wide single-source suppliers, share most of the global market for anesthesia and critical care monitors, anesthesia machines and ventilators. With Datex-Ohmeda and Spacelabs, Instrumentarium is one of these key players, and we believe we have the research and development resources required in order to rapidly introduce innovative solutions which meet the priorities of both clinicians and administrators.

     The overall market for anesthesia and critical care equipment has matured in the industrialized world and is no longer growing at a very fast rate. Recurring sales of services, accessories and supplies now comprise approximately one-third of Datex-Ohmeda’s revenues.

However, demand for clinical information management solutions, where Deio competes, along with the markets for sub-acute monitoring and telemetry systems are believed to be growing. The main customers for Datex-Ohmeda, Spacelabs and Deio products are primarily anesthesia and critical care doctors and nurses. Additionally, biomedical engineers who service hospital equipment, and hospital administrators influence the purchasing process and price negotiations. Hospital information technology managers strongly influence the purchase of Deio care information solutions. We believe that customers choose amongst competing suppliers based on quality attributes of the product, after-sales services, price and financing options. Previous experience is believed to heavily influence selection of suppliers. The business units conduct research amongst their customers to determine customer satisfaction ratings of its product and services.

     The medical technology sector as a whole continues to be affected by new legislation, the introduction of new and more restrictive reimbursement schemes and industry-wide restructuring. These factors result in pressure on medical equipment purchasers and healthcare providers to contain costs and raise efficiency. In the United States, in particular, managed care is having an increasingly wide impact on the industry and is leading to a growing number of alliances and mergers of healthcare payers, providers and suppliers. These developments have highlighted the importance to providers of obtaining relevant information in easily accessible form at the point of care, a trend also evident in other industrialized countries. Secondly, especially in the United States, these pressures are driving the trend towards more cost effective forms of patient care, including better outpatient care, such as independent surgery centers, thereby increasing demand for light, portable and easy-to-use equipment.

     In the United States, group purchasing organizations also shape the competitive environment. We believe that our supply agreements give us good coverage of the GPOs and their hospitals, but we are subject to ongoing price negotiations for sales via these organizations. GPO agreements can typically be cancelled following three-month notice by the purchaser. Should a major GPO cancel its agreement with one of our businesses and subsequently sign a new sole source agreement with a competitor and further, should a significant number of its member hospitals comply with the new agreement, our sales in the United States would be adversely affected.

Datex-Ohmeda’s Business Areas

     Anesthesia, Ventilation and Drug Delivery. The anesthesia, ventilation and drug delivery business comprises a wide range of anesthesia machines, ventilators and vaporizers covering most clinical needs. Anesthesia machine models are available for those customers wishing to freely combine legacy patient monitors as well as those wishing to advance to an integrated anesthesia system. In 2002 Datex-Ohmeda launched the new Aespire Anesthesia Machine to target the lower-end market for anesthesia devices, for example in ambulatory surgery. Anesthesia-related equipment and systems is the main part of the business area.

     In Drug Delivery, Datex-Ohmeda develops and manufactures the INOvent delivery system for the administration of the drug INOmax® (nitric oxide gas) for respiratory therapy and has a global alliance with INO Therapeutics, a subsidiary of AGA AB, Sweden, on sales and marketing and application areas.

     Patient Monitoring. The anesthesia monitoring business chiefly comprises the modular S/5™ Anesthesia Monitor family. The S/5™ Anesthesia Monitory designed for the operating room, is being continually enhanced, most recently with the introduction of the M-Entropy module. Entropy is a new monitoring modality that provides information on the electrical activity of the central nervous system using an application of spectral entropy to acquire and process raw electroencephalography and frontalis electromyography signals. The features of the configured monitor, Cardiocap/5, were further enhanced with neuro-muscular monitoring capability in 2002.

     For critical care monitoring, the modular S/5™ Critical Care Monitor, designed for the intensive care unit, is the only system in the world which integrates monitoring of ventilation, circulation, oxygenation, and metabolism, the four key monitoring parameters for critical care, as well as EEG for neuro-monitoring in a single system. A Tonocap™ gastric air tonometer module is also available for the S/5™ Critical Care Monitor, as well as a new 12-lead ECG module allowing multi-lead ECG and ST-level analysis for monitoring cardiac ischemia.

     For sub-acute monitoring, Datex-Ohmeda offers stand-alone and portable configured hemodynamic monitors, airway gas monitors, pulse oximeters and associated disposable sensors. A wide range of products is available, with parameter configurations to suit virtually any need. Markets include both those within the hospital, alternate care sites and the home.

     Oximetry, Supplies and Accessories Business. Datex-Ohmeda offers stand-alone pulse oximeters and a wide range of reusable and disposable sensors. The range of respiratory supplies and accessories cover a large number of reusable and disposable items, such as filters and probes, which connect monitoring equipment or ventilators to the patient. The range includes both proprietary items for Datex-Ohmeda and Spacelabs Medical equipment and generic products for all types of equipment.

     Technical Service. With over 600 employees in technical service and support, we believe that Datex-Ohmeda has one of the world’s largest technical service and support organizations serving the global biomedical community, able to maintain and repair all the products sold by Datex-Ohmeda and Spacelabs Medical as well as offering spare parts, installation services, customer support and training.

Spacelabs Medical’s business areas

     Spacelabs Medical offers products for cardiology, perinatal monitoring and information management, and is developing leading-edge technologies for telemetry, wireless and hard-wired networks.

     The Ultraview Care Network is a family of patient monitors for critical care and emergency ward (ER) environments. There are patient monitors for virtually all applications in the hospital, including neonatal, pediatric and adult critical and emergency care, as well as anesthesia and sub-acute care. WinDNA, based on Citrix application server technology, is a feature which allows clinicians to view and control Microsoft Windows applications right on the patient monitor’s display, eliminating the need for separate terminals in the patient’s room. Nurses can check laboratory results and other reports, enter orders, review protocols, and do charting right at the patient’s bedside. Input can be done using the mouse, keyboard and touchscreen.

     For ECG only or multiparameter monitoring of ambulatory patients Spacelabs offers a digital telemetry system. The system operates between 608 and 614 MHz, a band not used for private land mobile radio (PLMR), business radio services or broadcast analog and digital television (DTV). The Ultraview Digital Telemetry solution comprises a lightweight and compact transmitter that enables monitoring of heart rate, ST-segment, arrhythmia and continuous SpO2 (pulse oximetry). The multiparameter transmitter also integrates with the Spacelabs Ultralite ambulatory blood pressure (ABP) monitor for the transmission of non-invasive blood pressure values to a central station or a multi-disclosure and information system.

     For Obstetrics, Spacelabs offers fetal monitors, and an obstetrical data management system. The Maternal Obstetrical Monitor (MOM) offers integrated monitoring of fetus and mother. MOM combines the capabilities of the Ultraview Care Network with the features of Spacelabs fetal monitors — including the wireless, water-resistant options. All Spacelabs Medical fetal monitors have ultrasound auto-correlations, wireless monitoring based on infrared technology, and FECG plot in the event of a fetal heart rate irregularity when using internal monitoring. Both intrapartum and antepartum models are available. BirthNet is an obstetrical data management system that combines monitoring, charting and information storage for the childbirth center or the physician’s office.

     Spacelabs Medical is also a world leader in ambulatory blood pressure (ABP) monitoring, which is a routine procedure in many European countries and is increasingly be used in the United States. Many physicians are using ABP to detect “white coat” hypertension and to adjust drug therapy for their hypertensive patients.

     Spacelabs products and services complement those of Datex-Ohmeda and the divisions closely co-operate in sales and marketing world-wide.

     In addition to patient monitoring, Spacelabs Medical operates a small business, Spacelabs Medical Data, which specializes in centralized collection, analysis and management of 12-lead ECG, ambulatory blood pressure, Holter, 12-lead and 3-channel Holter and event monitoring data for multicenter, domestic and international clinical trials.

Deio’s business areas

     Deio offers care information services for operating theaters and critical care areas, enabling hospitals and other care providers to better manage cost of care and care provision. Care information systems automatically capture the vital signs and other clinical data generated by medical devices at the bedside. They also automate the collection of all the relevant planning and assessments that used to be made by hand. This information is stored for both real-time and later review, as well as creating departmental reports. Solutions often include interfacing with hospital information systems, laboratory and other applications for additional functionality. Care information systems improve compliance with care guidelines, streamline care pathways in the hospital and promote continuous improvement.

     Deio markets anesthesia and critical care information solutions to select countries world-wide, although critical care solutions are not offered in the United States. Significant efforts are being made in research and development as well as in building solution provider sales companies to support revenue growth in this business. Deio was carved out of Datex-Ohmeda and separately incorporated in 2001.

Distribution

     Distribution takes place through subsidiaries and independent distributors. Datex-Ohmeda has companies with direct sales activities in the United States, Japan, Germany, France, Italy, United Kingdom, Spain, the Netherlands, Norway, Australia, Canada, Singapore and India. In Japan, the IMI Co. Limited distributes Datex-Ohmeda’s products together with the Company’s own distribution subsidiary. In the rest of the world, Datex-Ohmeda operates through a global network of independent local distributors in more than 100 countries. These are supported by Regional Support Centers in the United Kingdom, Miami, Singapore, Athens and Dubai. In the United States, the sales force operates in three channels, one serving new anesthesia product customers, one dedicated to entering the critical care monitoring market, and one serving the after-sales and on-going needs of existing customers. Deio has sales subsidiaries in United States, UK, Germany, France, Canada and Italy, as well as independent solution provider partners in other selected markets.

     Instrumed primarily distributes Datex-Ohmeda and Deio products and solutions in Finland. Instrumed also represents internationally known manufacturers Heraeus and Maquet, which produce complementary products for the operating room.

Medical Equipment

     The Medical Equipment segment is comprised of the following business units: Instrumentarium Imaging and Soredex (both diagnostic imaging), Ohmeda Medical, and Medko Medical. Activities include the development, manufacture and sales of diagnostic X-ray imaging equipment, neonatal and other special-purpose hospital equipment as well as the sale of turnkey projects involving a broad range of hospital equipment.

     Medical Equipment net sales for each of the three fiscal years ended December 31, 2000, 2001 and 2002, are set out below:

			Year ended December 31,
	2000		2001		2002

			(EUR, in millions)
Di Diagnostic Imaging	73.1	50%	99.9	57%	131.7	61%
In Infant Care and Suction and Oxygen Therapy	57.6	40%	71.4	40%	72.2	33%
M Turnkey Hospital Projects	14.4	10%	5.0	3%	12.8	6%
T Total	145.0	100%	176.3	100%	216.8	100%

Diagnostic Imaging business (Instrumentarium Imaging and Soredex)

     Through Instrumentarium Imaging and Soredex, we develop, manufacture and market diagnostic X-ray imaging equipment for three business areas: mammography, dental imaging and surgical imaging. Principal markets are the United States, Europe and South East Asia. Our strategy is to become a leading global company in these businesses by developing products to cover those clinical applications where X-ray imaging is the modality of choice. We believe that in these areas the demand for digital imaging will increase and provide good opportunities for the new products developed by this division. In product development, we emphasize features promoting high quality clinical images with easy to use imaging systems, and seek to meet the growing need for system connectivity to hospital and radiology information systems.

     Surgical Imaging. Through our Ziehm surgical imaging “C-arm” business we believe we are a leading supplier for surgical imaging in Germany and in the United States with research and development, marketing and manufacturing capability in Germany and the United States. Unlike traditional X-ray equipment C-arms are mobile and allow real-time, continuous viewing (fluoroscopy). The most frequent applications for C-arms are in orthopedics and general surgery, but are being increasingly used also in urology, pain management (needle placement), endoscopy, speech pathology, interventional neuroradiology as well as in a range of vascular and minimally invasive surgery procedures. Minimally invasive surgery, in particular, is a large and expanding field, where use of a C-arm is almost always required.

     Ziehm launched two new mobile C-arms, the Ziehm Vision and the Ziehm Vista at the end of 2001. Ziehm Vision is designed to provide exceptional image quality using Full Frame 1k x 1k pixel technology and intuitive user interface. The Ziehm Vision is aimed predominantly at the more demanding high-end markets of vascular and interventional cardiac surgery imaging. The second new mobile C-arm model, Ziehm Vista, targets the versatile mobile C-arm market for general surgical, orthopaedic and pain management imaging, but still offers vascular imaging capability where needed.

     At the RSNA exhibition in November 2002, Ziehm showed a new mobile C-arm, called the ‘Ziehm Vision Flat’ as a practical demonstration of Instrumentarium Imaging’s product strategy to increase functionality, mobility and connectivity in mobile C-arms. The unit will be the first C-arm to feature a fully digital video chain and is designed for 3-D imaging and Computer Aided Surgery (CAS), and other precision applications, where the highest possible image quality is required.

     Dental Imaging. To further our strategy in the dental market, we acquired Soredex in July 2001. Soredex develops, manufactures and markets a range of dental X-ray care units and has a sales office in the United States. The globally marketed Dental X-ray product family comprises Cranex panoramic X-ray equipment, Cranex TOME and Scanora tomography equipment for dento-maxillo-facial imaging as well as digital intra-oral and extra-oral imaging systems, called Digora. In order to target different customer segments, we operate the Soredex business separately from the existing, larger Instrumentarium Imaging business in dental imaging.

     Interest is growing in digital dental imaging for the high-end segment, and in particular for more versatile digital dental X-ray systems, for example the the Instrumentarium Imaging Orthopantomagraph®, the OP100D, a dental imaging system.

     Instrumentarium Imaging has recently started to offer Focus, an intra-oral X-ray, and Sigma sensors, digital sensors based on digital technology that replaces traditional film. In late 2002 we introduced a system called FocusLink, which integrates our Focus intra-oral X-ray, Sigma direct digital sensors and CliniView imaging software. Instant exchange of exposure information between the x-ray source and the sensor provides for a Automatic Exposure Control (AEC) functionality, which helps ensure a perfect image every time with minimum patient dose. The user needs only to push the exposure button, and the AEC computes the minimum dose and sets an optimal exposure time automatically. All exposure information is recorded simultaneously with each image through CliniView software.

     Mammography. Our new product platform, the Instrumentarium Imaging Diamond, for mammography is designed for easy addition of digital features. The interest generated by this product has enabled us to sign multi-year contracts with important buyer groups for mammography products in the United States. We continue to develop new mammography products, including those using the TACT (Tuned Aperture Computed Tomography) technology. The Delta 32 TACT®, for example, received FDA 510(k) clearance to market in the United States in 2000. We believe we were the first company to start clinical trials of an amorphous Selenium (a-Se) detector as part of a Diamond full-field digital mammography device in 2001, and we have now started clinical trials in preparation for a pre-market approval (PMA) filing to the FDA. Other Imaging. Instrumentarium Imaging displayed a new-generation mobile X-ray system for critical care and sub-acute wards at the European Congress of Radiology, Vienna, Austria 2003. The new unit, called Shuttle, is designed for direct digital radiography as well as for conventional film and CR plate imaging. The unit provides an efficient solution for all radiographic procedures, whether in intensive or cardiac care units, pediatric and neonatal units or emergency wards. Final development work is being continued in preparation for full commercial launch.

     TACT. In 1997, Instrumentarium Imaging acquired an exclusive worldwide license to develop, manufacture and market a 3-D image reconstruction method for medical X-ray imaging. Called TACT and developed at Wake Forest University in the United States, this method facilitates new diagnostic capabilities in digital imaging by creating a three-dimensional image of the area of interest.

     Distribution of iCAD’s MammoReader. In 2002 Instrumentarium Imaging signed an agreement with iCAD, Inc. to become the exclusive distributor for iCAD’s MammoReader, an intelligent computer-aided detection system that searches for all primary signs of breast cancer in order to help detect breast cancer earlier. The distribution agreement furthers Instrumentarium Imaging’s strategy to increase its market share in mammography equipment and systems.

Ohmeda Medical’s business areas

     We provide an extensive line of infant care systems and suction and oxygen therapy products worldwide through Ohmeda Medical (the former Specialty Products Division of Ohmeda), based in Columbia, Maryland. Key products include the Giraffe Omnibed and Giraffe Incubator, Care Plus 3000 and 4000 Incubators, Ohio Infant Warmer Systems, Biliblanket Plus Phototherapy Systems. In 2002 Ohmeda Medical introduced the first Panda products, including the Panda Baby Warmer, for newborns in Labor and Delivery wards. Following the resolution of a patent dispute sales of Ohmeda Medical’s flagship product, the Giraffe Omnibed, was re-launched in August 2002.

     Our principal markets are in the United States, where we have a dedicated infant care sales force. In international markets Ohmeda Medical co-operates with the Datex-Ohmeda sales and distribution network supported by a focused sales and marketing team. Infant care products are manufactured at our manufacturing facility in Columbia, while all major suction and oxygen therapy products are outsourced. We believe Ohmeda Medical is a one of the leading suppliers of infant incubators and infant warmers, both in North America and worldwide.

Medko Medical’s business areas

     Our subsidiary Medko Medical supplies turnkey hospital projects. Turnkey hospital projects include planning, delivery, installation, training and warranty responsibilities relating to the equipment. In current tenders, the majority of the products supplied by Medko Medical are manufactured by the other business units of Instrumentarium. Medko Medical helps to arrange financing for turnkey hospital projects since this is proving to be an increasingly important means of gaining new business in the Russian, Baltic and central Asian and South American markets. The longer term impact of the difficult economic situation in Russia and other former soviet republics is still uncertain.

     In November 2002 Medko Medical signed an agreement with the Social Security Institution of Costa Rica to deliver anesthesia and critical care equipment, surgical imaging equipment, neonatal care equipment and other hospital equipment for a total value of USD 32 million. In 2002 equipment to the value of EUR 8 million was delivered, with the balance to be delivered by the end of April 2003.

Patents and Trademarks

     We seek to protect new and inventive results achieved by research and development as effectively as possible in the health care equipment field in its major markets and in the countries where the competitors’ factories are situated. As our investments in research and development have been significant particularly in the field of health care equipment, we have been able to create new, patentable solutions. We have succeeded in protecting product improvements by patents thus improving our competitiveness. A substantial portion of our revenues in 2002 was attributable to products that enjoyed at least partial patent protection. However, we do not believe that loss or expiration of patent protection for any one of our products would have a material adverse impact on our operations.

     The following names, some of which appear in this document, are registered trademarks of Instrumentarium or its subsidiaries in various countries:

Aespire	Orthoceph
Aestiva	Orthopantomograph
Aladin	Soredex
BiliBlanket	Spacelabs
Boyle	Tec
Care Plus	Tonocap
Clinisoft	Tuffsat
Critivent	Ultraview
Datex	WinDNA
Deio	Ziehm
D-lite
Engstrom
Excel
Flexport
Giraffe
Inopulse
Inovent
Ohio
Ohmeda
OmniBed
Opera

Regulatory Environment

     We operate in a highly regulated environment. In the United States, under the Food, Drug and Cosmetic Act, or the FDCA, the FDA regulates, among other things, the testing, manufacturing, labeling, distribution and promotion of medical devices in the United States. We are also subject in Europe to other auditing bodies, including notified bodies under the European Union’s Medical Device Directive.

     Regulation in the United States

     Good Manufacturing Practices

     We abide by FDA regulations known as “Current Good Manufacturing Practices for Medical Devices”, or GMP, which provide standards for the design, manufacture, packaging, labeling, storage, installation, device track record-keeping and servicing of medical devices. Regulations that went into effect in 1998 permit the FDA to regulate design as well as manufacture of medical devices, and made a number of other significant changes in regulatory requirements. Compliance with these regulations is monitored through routine inspection of manufacturing facilities by the FDA.

     In accordance with FDA regulations, our facilities used to manufacture or assemble products for import to the United States are registered with the FDA and our medical devices are listed with the FDA. We are also obliged to follow Medical Device Reporting Regulations. Changes to a medical device that significantly affect the safety or efficacy of a marketed device are subject to FDA review and clearance or approval.

     Our major manufacturing facilities and the manufacture of our key products are subject to FDA regulations regarding registration of manufacturing facilities, compliance with the FDA’s Quality System Regulations and reporting of adverse events. Noncompliance could result in disciplinary action by the FDA in the form of:

•	Receipt of a warning letter;

•	An injunction;

•	Mandate of a product recall;

•	Total or partial suspension of production;

•	Detention or seizure of products;

•	Refusal or withdrawal of marketing authorizations; and

•	Assessment of civil and criminal penalties against us, our officers or employees.

     Any such sanctions could have a material adverse effect on our business, financial condition and results of operations. Approvals may be withdrawn for failure to comply with regulatory standards, for uncorrected quality problems or due to the occurrence of unforeseen events. To facilitate compliance with the FDCA and regulations promulgated thereunder, we may from time to time institute voluntary compliance actions such as product recalls.

     In addition to laws and regulations enforced by the FDA, we are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Resource Conservation and Recovery Act and other present and potential future federal, state and local regulations.

     Pre-market Submissions

     The FDA regulates the introduction of new medical devices into the U.S. market. Amendments in 1976 to the Federal Food, Drug and Cosmetic Act (FD&C Act) “FDCA” established three regulatory classes for medical devices: class I, class II and class III. The three classes are based on the degree of control necessary to ensure that the various types of devices are safe and effective, with class III the most regulated. Most Class I devices are exempt from the premarket notification whereas most Class II devices require Premarket Notification “510(k) clearance” (as discussed below) before they can be marketed.

     The majority of our products are class II devices, or lower, according to the FDCA. Datex-Ohmeda’s products containing heart arrhythmia detection from ECG monitoring are class III devices. For a class III device, a premarket approval application (PMA) is required unless the device is a preamendment device (on the market prior to the passage of the medical devices amendments in 1976, or substantially equivalent to such devices). For a preamendment device 510(k) clearance is the preferred route to market.

     Premarket approval requirements apply differently to preamendment, post-amendment and transitional devices. A preamendment device is defined in the FDCA as one which was legally marketed in the United States prior to May 1976, or to a device that the FDA has found to be substantially equivalent to a legally marketed pre-1976 device which was on the market prior to the passage of the medical devices amendments in 1976.

     If a manufacturer can establish that a new device is “substantially equivalent” to a device that was legally marketed prior to May 1976, or to a device that the FDA has found to be substantially equivalent to a legally marketed pre-1976 device, the manufacturer can then seek clearance from the FDA to market the device in the United States by filing a premarket notification with the FDA under Section 510(k) of the FDCA. This submission, commonly referred to as “510(k) clearance”, avoids the need for a manufacturer to go through a more lengthy premarket approval process for the device. A PMA is a much more complex process than submission of a 510(k). It involves the design and implementation of high quality clinical studies and a scientific review by the FDA as well as review by an Advisory Committee selected by the FDA. Approval is granted by the FDA if the PMA is found to contain valid scientific evidence that the device is safe and effective for its intended use. In contrast, the process of obtaining 510(k) clearance can take as little as 30 days, although that period may extend to nine months depending on FDA’s request for additional information, or the need to respond to inquiries on product labeling. A Section 510(k) normally involves the submission of only a limited amount of clinical data supporting an application, or none at all.

     However, delays in obtaining 510(k) clearances could have an adverse effect on the introduction of future products. Additionally, 510 (k) clearances, although granted, may limit the uses for which a product may be marketed, which could reduce or eliminate the original commercial benefit of new products and have a material adverse effect on our results of operations and business. To date, all of our main products, including Datex-Ohmeda’s class III devices, have received 510(k) clearance for marketing in the United States in a timely manner when applied for. However, there can be no assurance that 510(k) clearance for any new product or modification of an existing product will be granted or that the process will not be unduly lengthy.

     Regulation in the European Union

     Products and equipment covered by one or more EU directives must carry CE marking if they are to be sold in the EU. CE marking under the Medical Device Directive, or MDD, was introduced in 1995 and has been mandatory since June 1998. Under the MDD, medical devices must comply with all essential requirements. When used as intended the device shall not compromise the safety of patients, users or other persons and any possible risks must be acceptable in view of the benefits to the patient. The products are divided into four different classes: I, IIa, IIb and III (highest risk). The intention is to adapt the control procedure to the risks of the product. A third party, a so-called “notified body” is assigned to assess compliance with the requirements of the directive. The higher the class, the deeper the participation by the notified body. Manufacturers may affix the CE-mark to their products when they are certified to conform to the MDD.

     We do not manufacture devices in the highest risk category, category III under the MDD, and all patient monitoring and ventilation products belong to class IIb or lower. Certification of conformity to the directive is based on assessment of our quality assurance systems for each division, with the notified body determining the necessity for satisfying additional requirements. The principal notified bodies in Finland are VTT Automaatio and Det Norsk Veritas; in Sweden, the British Standards Institute; and in the United States, TUV Rheinland of North America, Inc. (TRNA). All products we market in the EU are in conformity with the MDD and are CE marked. From a technical point of view, the most challenging EU directive is the EMC (electromagnetic compatibility) Directive 89/336/EEC, which sets the requirements for the control of emissions and immunity for all electrical and electronic products. The EMC directive is essentially satisfied as part of the MDD. Datex-Ohmeda has established its own EMC test laboratory in order to ensure products under development conform to the EMC directive and thus speed introduction of new products.

     Other Regulation

     In some local markets, we rely on our international distributors supported by our regional support centers, for the receipt of premarket approvals in those countries that require them. In the event that any of our international distributors fail to obtain or maintain required premarket approvals or fail to comply with foreign regulations, foreign regulatory authorities may require us to cause that distributor to file revised governmental notifications, cease commercial sales of its products in the applicable countries or otherwise act so as to stop any ongoing non-compliance in such countries. Such enforcement action by regulatory authorities could have an adverse effect on our results of operations.

     In some markets, our products are also subject to regulations and approval by other organizations, such as the Underwriters Laboratories or the Canadian Standards Association. It is our policy to comply with all applicable regulations and to produce products that exceed the requirements of such regulation, where appropriate.

4.C.      Organizational Structure

     The parent company of the Group is Instrumentarium Corporation. The businesses of the Group are presently organized in two segments: the Anesthesia and Critical Care segment, comprising Datex-Ohmeda, Spacelabs Medical and Deio and the Medical Equipment Segment comprising Instrumentarium Imaging and Soredex, Ohmeda Medical and Medko Medical. As to the legal entity organization of the Group, within the Anesthesia and Critical Care segment the head office and Finnish operations of Datex-Ohmeda (anesthesia and critical care equipment) are organized as a division of Instrumentarium Corporation; the head office and US operations of Spacelabs Medical (critical care monitoring equipment) are organized as a division of Datex-Ohmeda, Inc.; and Deio Corporation (clinical information systems) is a separately organized subsidiary of Instrumentarium Corporation. In the Medical Equipment segment, the head office and Finnish operations of Instrumentarium Imaging and Soredex (imaging equipment) are organized as a division of Instrumentarium Corporation; the head office and operations of Ohmeda Medical (infant care systems) are organized as a division of Datex-Ohmeda, Inc.; and Medko Medical Ltd (turnkey operations) is a separately organized subsidiary of Instrumentarium Corporation. Most of the above businesses, whether in legal terms operating as division of a Group company or separately incorporated, carry out various businesses of Instrumentarium internationally through wholly owned subsidiaries, the results of which are reported in our consolidated financial statements. In the United States, our major operating subsidiary is Datex-Ohmeda, Inc., which runs the business of three business divisions in the United States: Datex-Ohmeda, Spacelabs Medical and Ohmeda Medical.

     Our subsidiaries at June 13, 2003 are:

Shares in subsidiaries	Country	Shareholding %

Bostads Ab Hafnia	Finland	72.96
Datex-Ohmeda AS	Norway	100
Datex-Ohmeda (Canada) Inc.	Canada	100
Datex-Ohmeda (India)Pvt. Ltd.	India	100
Datex-Ohmeda B.V	Netherlands	100
Datex-Ohmeda GmbH	Germany	100
Datex-Ohmeda, Inc.	USA	100
Datex-Ohmeda K.K	Japan	100

Shares in subsidiaries	Country	Shareholding %

Datex-Ohmeda Ltd.	Great Britain	100
Datex-Ohmeda Pty. Ltd.	Australia	100
Datex-Ohmeda Pte. Ltd.	Singapore	100
Datex-Ohmeda S.A.S	France	100
Datex-Ohmeda S.L	Spain	100
Datex-Ohmeda S.p.A	Italy	100
Datia Holdings B.V	Netherlands	100
Deio AB	Sweden	97.6
Deio BV	Netherlands	97.6
Deio (Canada) Inc.	Canada	97.6
Deio GmbH	Germany	97.6
Deio Holdings, Inc.	USA	97.6
Deio, Inc.	USA	97.6
Deio Corporation	Finland	97.6
Deio Ltd.	Great Britain	97.6
Deio Pte. Ltd.	Singapore	97.6
Deio S.A.S	France	97.6
Deio S.r.l	Italy	97.6
Deiobox Oy	Finland	97.6
Eksperimentarium Oy	Finland	100
Instrumentarium Holdings, Inc.	USA	100
Instrumentarium AB	Sweden	100
Instrumentarium Dental GmbH	Germany	100
Instrumentarium Imaging France SARL	France	100
Instrumentarium Imaging Italia s.r.l	Italy	100
Instrumentarium Imaging, Inc.	USA	100
Instrumentarium Imaging Ziehm GmbH	Germany	100
Instrumentarium Imaging Ziehm, Inc.	USA	100
Urtsni Oy	Finland	100
Instrumentarium Medical OÜ	Estonia	100
Instrumentarium UK Ltd.	Great Britain	100
Kiinteistö Oy Lahti Puustellintie 3	Finland	100
Litonii Gård Ab	Finland	100
Medko Medical Ltd.	Finland	100
Medko Oy	Finland	100
Oy Dentaldepot Ab	Finland	100
Oy Metava Ab	Finland	100
SIA Instrumentarium Medical	Latvia	100
SMD Software, L.L.C	USA	55.0
Sotem Oy	Finland	100
Spacelabs International, Inc.	USA	100
Spacelabs Medical AB	Sweden	100
Spacelabs Medical Data Corporation	USA	100
Spacelabs Medical Instruments (Tianjin) Co. Ltd.	China	100
Spacelabs Medical Limited	Hong Kong	100
Spacelabs Medical Ltd.	Taiwan	100
Spacelabs Medical Ltd	Great Britain	100
Spacelabs Medical Private Limited	India	100
Spacelabs Medical Products GmbH	Austria	100
Spacelabs Medical Products Pty. Ltd.	Australia	100
Spacelabs Medical S.A.	Spain	100
Spacelabs Medical, S.A. de C.V.	Mexico	100
Spacelabs Medical SAS	France	100
Spacelabs Medical S.r.l	Italy	100
Spacelabs Medical Trading Company	Guam	100
Spacelabs (Singapore) Pte. Ltd.	Singapore	100

	Country	Shareholding %

Shares in associated companies
Abmin Technologies Oy	Finland	42.5
IBD Holdings LLC	USA	50.0
Intensium Oy	Finland	47.9
Sentinel Wireless, Inc.	USA	30.0

4.D.      Property, Plants and Equipment

     Our principal executive offices are located in Helsinki, Finland. Our design and research laboratories are located in Finland, Sweden, the United States and Germany. The location of our major facilities, the principal activities conducted therein are as follows:

Approximate Size;
Location	Principal Activities	Ownership
Helsinki, Finland	Company headquarters; anesthesia and critical care equipment manufacturing and research and development; anesthesia and critical care software research and development; distribution, sales and marketing; diagnostic imaging manufacturing, and research and development.	52,498 square metres. Property partly owned and partly leased.

Issaquah, Washington	Critical care patient monitoring manufacturing and research and development.	202,544 square feet. Property leased.

Tuusula, Finland	Diagnostic imaging manufacturing, and research and development.	12,839 square metres. Property owned.

Laurel, Maryland	Infant care systems manufacturing and research and development.	140,700 square feet. Property leased.

Madison, Wisconsin	Headquarters for Datex-Ohmeda Inc., anesthesia equipment manufacturing, research and development, customer and service support	316,000 square feet. Property owned.

Hatfield, U.K	Sales office and warehouse, anesthesia and critical care distributor management	3,721 square metres. Property owned.

Louisville, Colorado	Manufacturing and research and development for Datex–Ohmeda	106,570 square feet. Property leased.

Bromma, Sweden	Manufacture of System5 ADU anesthesia devices, research and development on anesthesia devices optical retail space, and local management	7,931 square metres. Property leased.

Nürnberg, Germany	Surgical imaging manufacturing and research and development	2,646 square metres. Property leased.

     We consider our production and other facilities to be in satisfactory condition, and believe that our plant capacity is generally adequate for the needs of our current business. There are no material encumbrances on the property. We are aware of no material environmental concerns at any of our sites.

ITEM 5:      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.      Operating Results

Introduction

     General. The following management’s discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto included in Item 18 herein. The consolidated financial statements and the financial information discussed below have been prepared in accordance with Finnish GAAP, which differs, in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net income and shareholders’ equity reported under Finnish GAAP to the amounts determined under U.S. GAAP and a discussion of the principal differences between Finnish GAAP and U.S. GAAP is set out in note 23 of the notes to the consolidated financial statements.

     Exchange rates. Our functional currency is the euro and our revenues are mainly generated in euro and U.S. dollars. Our manufacturing facilities are situated in these main currency zones, resulting in a relatively balanced currency position in terms of revenues and operational costs. To hedge against risks associated with cash flows in foreign currency and interest rate fluctuation we use derivative contracts.

     Our financial statements and financial information for 1999 have been restated from Finnish markka into euro using the conversion rate as of January 1, 1999. Our restated euro financial statements depict the same trends as would have been presented if we had continued to present our consolidated financial statements in Finnish markka. Our consolidated financial statements will not be comparable, however, to the euro financial statements of other companies that previously reported their financial information in a currency other than Finnish markka.

     Impact of Inflation. Inflation in Finland, as measured by the consumer price index during 2002, 2001 and 2000, was 1.6 percent, 2.6 percent and 3.4 percent, respectively. Inflation in Finland did not have a significant impact on the Group’s operating results. However, a major portion of the Group’s operations is performed in countries with rates of inflation higher or lower than that of Finland. The effects of inflation on the Group’s operations have not been material in recent years.

     Economic conditions. Economic conditions may affect the medical technology market in which the Group operates. Although we believe a significant reduction of spending in this area is unlikely, even in recessionary conditions, if spending in this area was to be reduced significantly, our results of operations would be adversely affected.

     Seasonality. Because of purchasing patterns of our customers, we normally record relatively strong sales and orders in the fourth quarter of the financial year. This period normally positively impacts the final fourth quarter of the reporting year for the Group. A smaller positive effect can also be sometimes noted in the first quarter of the Group’s reporting year as this coincides with the end of the financial year for some of our customers, principally UK hospitals. Since profitability is also partly dependent on sales volume, profitability is also normally positively impacted by higher sales for any one quarter. Seasonal fluctuations in orders impact factory loading and working capital, normally resulting in relatively strong cash flow in the first quarter. However, due to the uneven nature of order and shipment flow, we consider that, one year is the shortest possible period for analyzing the development of our business.

Critical Accounting Policies

     Our review of our operating results and financial condition is based on our consolidated financial statements, which are prepared in accordance with Finnish GAAP. The preparation of the consolidated financial statements in conformity with Finnish GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following accounting principles are most critical in understanding judgments and estimates used in the preparation of our consolidated financial statements.

     Revenue recognition

     We recognize revenue from sales of products when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable, and collectibility is probable. We recognize revenues received under royalty, licensing and other contractual agreements based upon performance under the terms of the underlying agreements. We reduce revenue recognized for estimated future returns and rebates at the time the related revenue is recorded. The estimates are adjusted periodically based upon historical evidence. While management believes it can make reliable estimates for these matters, it is possible that these estimates will change in the near future or that the actual amounts could vary causing additional reductions to revenue.

     In contract accounting, we apply a percentage-of-completion method in circumstances in which reasonably dependable estimates can be made and certain other conditions exist. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the fact that gives rise to the revision becomes known.

     Valuation of long-lived and intangible assets and goodwill

     We assess the carrying value of identifiable intangible assets; long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following:

•	significant underperformance relative to expected historical or projected future results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow. This review is based upon our projections of anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values and the number of years on which to base the cash flow projections. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model compared to our internal rate of return and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

     Inventories

     We state inventories at the lower of cost, on a first-in-first-out (FIFO) basis, or net realizable value. Net realizable value is the amount that can be realized from the sale of the asset in the normal course of business less the costs of realization. We maintain provisions for our obsolete, slow moving or excess stocks based on historical information and estimates on product demand. A review and an adjustment of the provision are made on a quarterly basis for stocks, including raw materials, work in process, and finished goods. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     Pensions

     The determination of our pension benefit obligation and expense in accordance with US GAAP for defined benefit pension plans is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 23 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of our plan assets is invested in equity securities. The equity markets have experienced volatility, which has affected the value of our pension plan assets. This volatility may make it difficult to estimate the long-term rate of return on plan assets. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore generally affect our recognized expense and recorded obligation in such future periods. Our assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense.

     Product warranty

     We engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers. We provide for estimated warranty costs at the time of the sale of a product and periodically adjust the provisions to reflect actual experience. We calculate the estimated warranty cost based on historical sales, warranty costs and warranty times of the products. Should the actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required.

Results of operations

     The following table shows the contribution to our net sales and operating profit by each of our business segments for each of the three fiscal years ended December 31, 2002:

	Year ended December 31,
	2000	2001	2002

	EUR	EUR	EUR

		(in millions)
NET SALES
Anesthesia and Critical Care (1)	645.0	718.4	815.4
Medical Equipment (1)	145.0	176.3	216.8
Other Operations(2)	27.3	26.4	6.6
Discontinued Operations(2)	95.6	104.3	88.0

	912.8	1,025.4	1,126.7

OPERATING PROFIT FROM BUSINESSES (3)
Anesthesia and Critical Care (1)	60.3	104.8	133.6
Medical Equipment (1)	10.8	14.1	12.5
Other Operations(2)	2.9	2.6	(0.1)
Discontinued Operations(2)	10.3	10.7	6.7

	84.4	132.2	152.7

Amortization of Goodwill	(16.3)	(16.5)	(17.4)
General Corporate Expenses and Non-Recurring Items(4)	11.7	(0.2)	(8.9)

OPERATING PROFIT	79.7	115.5	126.5

(1)	In March 2002 the hospital furniture business of Merivaara was divested. Following the divestment the remaining anesthesia and critical care related operations within Merivaara division were reclassified for all periods presented from Medical Equipment segment to the Anesthesia and Critical Care segment. Divested Merivaara business operations are included in Other operations for all periods reported.

(2)	See note 2 to the consolidated financial statements.

(3)	Amounts do not represent, and should not be considered substitutes for, measures of operating performance.

(4)	Consists of income from investments, profit on sale of business operations and, in 2002, restructuring costs related to the Spacelabs acquisition and general corporate expenses that are not allocated to businesses. See also note 3 to the consolidated financial statements.

     We present and discuss operating profit of our businesses before general corporate expenses, non-recurring items, and amortization of goodwill. Operating profit before general corporate expenses, non-recurring items, and amortization of goodwill is considered to be a good measure of the operating performance of the businesses since it reflects the underlying cash expenditure of the business operations by eliminating goodwill amortization but not depreciation, which is closely linked to the capital expenditure. Additionally it excludes non-recurring exceptional items that are predominantly related to corporate transactions. This measure is not, however, a direct measure of cash-flow, which is presented at the group-level in the statement of consolidated cash flows. A reconciliation of operating profit before general corporate expenses, non-recurring items, and amortization of goodwill is provided in the table above

Results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001

     Consolidated net sales and income

     Our consolidated net sales for 2002 totaled EUR 1,126.7 million, an increase of 10 percent compared to EUR 1,025.4 million in the previous year. Calculated with comparable foreign exchange rates for 2001, the growth in net sales would have been 4 percentage points higher. The acquisition of Spacelabs Medical in July was the biggest factor impacting growth in net sales and as a result, the Anesthesia and Critical Care segment achieved 14 percent growth in net sales. Without the effect of the acquisition, net sales in the Anesthesia and Critical Care segment were at the same level as in the previous year. In relative terms, the increase in sales was highest for the Medical Equipment segment, in which the combined sales of the business units increased by 23 percent, with organic growth of 17 percent. The net impact of sales of the businesses divested during 2002 was to reduce Group sales by 4 percent. When adjusted for both acquisitions and divestments, Group sales increased by 3 percent.

     Selling and marketing expenses increased by 5 percent from EUR 244.1 million in 2001 to EUR 257.0 million in 2002. These expenses increased in each of the business segments. The modest growth in selling and marketing expenses were related to the divestment of optical retail business at the beginning of November 2002. Research and development expenses increased by 25 percent and amounted to EUR 83.4 million in 2002 compared to EUR 66.6 million in 2001. General and administrative expenses were EUR 106.6 million in 2002, 13 percent higher than EUR 94.1 million recorded in 2001. R&D and general and administrative expenses increased in each of the business segments. G&A expenses increased also in the group administration. The increases in these expenses were to a large extent related to the Spacelabs Medical acquisition closed in July 2002.

     Other operating income was a net EUR 9.3 million in 2002 compared to EUR 1.3 million in the previous year. Other operating income was EUR 13.0 million in 2002 compared to EUR 10.5 million in 2001, and primarily comprised gains on the sale of fixed assets, rental income and other operating income. Other operating expenses were EUR 3.5 million in 2002 compared to EUR 9.4 million in the previous year, and consisted mainly of expenses on rented properties and other expenses. The decrease in other operating expenses was mainly due to EUR 5.5 million of restructuring expenses booked in Datex-Ohmeda for 2001.

     Operating profit in 2002 was EUR 126.5 million in 2002, up by 10 percent compared to EUR 115.5 million in 2001. Operating profit from businesses amounted to EUR 152.7 million in 2002 compared to EUR 132.2 million in the previous year, representing growth of 16 percent. The growth in operating profit was due to improved profitability in the Anesthesia and Critical Care segment. The operating profit in the Medical Equipment segment was lower than in the previous year. In addition, the divested businesses, hospital furniture business and optical retail business, had a negative impact on operating profit during the year. Amortization of goodwill at EUR 17.4 million in 2002 increased by 5 percent compared to EUR 16.5 million in 2001, and was related to the Spacelabs Medical acquisition.

     Income before extraordinary items was EUR 128.1 million in 2002, up by 24 percent compared to EUR 103.6 million in the previous year. Non-recurring items were a net EUR 3.3 million negative, in the previous year there were no non-recurring items. Non-recurring expenses comprised the restructuring and integration costs related to the Spacelabs Medical acquisition. Non-recurring income of EUR 3.6 million consisted mainly of gain on sale of the hospital furniture business. Net financial items were positive at EUR 1.7 million in 2002 compared to a negative EUR 11.9 million in 2001. This was due to positive foreign exchange rate differences related to hedging foreign currencies in operations as well as to lower interest expenses.

     Income after extraordinary items in 2002 was EUR 197.3 million showing an increase of 91 percent over EUR 103.6 million in 2001. Extraordinary items were a net EUR 69.2 million, after tax. Extraordinary income of EUR 76.5 million was due to the gain on sale of the Optical Retail business and extraordinary expenses of EUR 7.3 million due to professional fees related to the combination agreement between Instrumentarium and General Electric. In the previous year there were no extraordinary items.

     Income taxes for 2002 were EUR 41.7 million compared to EUR 31.4 million in 2001. The increase in income taxes was due to both increased income as well as higher effective tax rate than in the previous year. The increase in the effective tax rate from 30 percent in 2001 to 33 percent in 2002, was the lower effect of utilized tax loss carry-forwards as well as adjustments made to the prior years’ tax accruals.

     Net income was EUR 155.8 million in 2002 compared to EUR 72.1 million in 2001. Net income improved due to increased profitability of the operations, but the most significant factor behind the increase was the gain on the divestment of optical retail business.

     Earnings per share were EUR 1.80 in 2002 as compared to EUR 1.50 in the previous year. With the diluting effect of stock options outstanding, earnings per share for 2002 were EUR 1.74 as compared to EUR 1.50 in 2001. Shareholders’ equity per share was EUR 13.48 in 2002 as compared to EUR 10.81 in 2001.

     We are exposed to foreign exchange risk on our net investments in foreign subsidiaries. These net investments are hedged by using currency borrowings. Changes in the fair values would not affect reported profits as such changes are recorded against the translation adjustment in the shareholder’s equity. See Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

     Anesthesia and Critical Care

     Net sales for the Anesthesia and Critical Care segment totaled EUR 815.4 million in 2002 which is 14 percent higher than EUR 718.4 million in the previous year. The growth was due to the Spacelabs Medical acquisition in July 2002. Sales for Spacelabs Medical in July–December were EUR 98.4 million, of which patient monitoring accounted for EUR 74.1 million.

     By product area in the Anesthesia and Critical Care segment, highest growth in sales was in patient monitoring, due to the acquisition. Sales of service also grew. Sales of both integrated anesthesia workstations and stand-alone anesthesia machines reached the same level as in the previous year. By market area, growth in sales was strongest in North America, also due to the acquisition. Growth in sales in Asia–Pacific region was also significant. Sales in Europe were somewhat higher than in the previous year. For the Anesthesia and Critical Care segment in 2002, North America accounted for 50 percent of sales, Europe for 33 percent, the Asia–Pacific region for 13 percent and the rest of the world for 4 percent.

     Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 133.6 million and EUR 104.8 million, in 2002 and 2001, respectively. The higher operating profit was primarily due to improved gross margins at Datex-Ohmeda and a reduction in indirect expenses compared to the previous year. The operating result for Spacelabs Medical, acquired in July 2002, was positive for the final quarter of the year, as a result of which the division was slightly profitable for the July–December period. Efforts to develop Deio went according to plan and negatively impacted operating profit before non-recurring items and amortization of goodwill of the Anesthesia and Critical Care segment by EUR 7.9 million and EUR 10.4 million in 2002 and 2001, respectively.

     Medical Equipment

     Sales in the Medical Equipment segment were EUR 216.8 million, an increase of 23 percent compared to EUR 176.3 million in the previous year. The growth in sales was primarily due to the increase in sales of diagnostic imaging equipment by Instrumentarium Imaging and Soredex. Project sales of Medko Medical also grew significantly, due to the beginning of deliveries in December under a contract with the Social Security Institution of Costa Rica including products manufactured by Datex-Ohmeda, Instrumentarium Imaging and Ohmeda Medical. At Ohmeda Medical, sales of infant care and suction and oxygen therapy products were slightly higher than in the previous year.

     The combined sales of Instrumentarium Imaging and Soredex were EUR 131.7 million in 2002 compared to EUR 99.9 million in 2001. Of the 32 percent growth in sales, approximately one-third was due to the acquisition of Soredex in the middle of 2001. Organic growth was approximately 20 percent. Growth in sales was recorded in each of the three product areas, mammography, dental and surgical imaging devices. However, the combined profitability of the diagnostic imaging divisions was lower than in the previous year. The primary reason for the lower profitability was lower gross margin achieved, partly due to additional manufacturing costs and other extra costs associated with introducing new products to the market.

     Ohmeda Medical’s net sales of neonatal care products, as well as suction and oxygen therapy products, were slightly higher than the previous year’s level, and were EUR 72.2 million and EUR 71.4 million for 2002 and 2001, respectively. Sales were hampered during the year by the injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation related to a patent infringement dispute in the USA brought by plaintiff Hill-Rom, Inc. An agreement with Hill-Rom was reached on August 19, 2002, after which Ohmeda Medical has been able to manufacture and sell the Giraffe Omnibed product. Sales grew strongly in the second half of the year. Operating profit for the year as a whole was somewhat higher than the year before.

     Sales for the project sales unit Medko Medical more than doubled compared to the previous year and were EUR 12.8 million and EUR 5.0 million for 2002 and 2001, respectively. In November 2002 Medko Medical signed an agreement with the Social Security Institution of Costa Rica to deliver anesthesia and critical care equipment, surgical imaging equipment, neonatal care equipment and other hospital equipment for a total value of USD 32 million. In December 2002 equipment to the value of EUR 8 million were delivered, with the balance to be delivered by the end of April 2003.

     In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 12.5 million and EUR 14.1 million in 2002 and 2001, respectively.

     Divested Operations

     At the beginning of March 2002, the hospital furniture business Merivaara was divested. For the January–February 2002 period, sales of the divested business were EUR 4.0 million (for the previous, full year EUR 26.0 million). The divestment resulted in a gain of EUR 3.3 million, which is recorded as non-recurring income.

     At the beginning of November 2002, the Optical Retail business was divested. For the January–October period, sales in the Optical Retail segment were EUR 88.0 million (for the previous, full year EUR 104.3 million). The divestment resulted in a gain of EUR 76.5 million, net of tax, which is recorded as an extraordinary item.

     In November 2002, Lifeclinic Holding Corporation, a subsidiary of Spacelabs Medical, which offered consumer healthcare services, was divested. For the July–November period in 2002 as part of Instrumentarium, sales of the divested business were EUR 2.3 million.

     At the beginning of 2003, the entire shareholding in Spacelabs Burdick, Inc. was divested. Burdick was a subsidiary of Spacelabs Medical and specialized in cardiology diagnostic equipment and systems. For the July–December period in 2002 as part of Instrumentarium, sales of the divested business were EUR 19.0 million.

     Spacelabs Medical acquisition

     Instrumentarium acquired all the shares of Spacelabs Medical, Inc., which primarily manufactures critical care patient monitors, on July 3, 2002. Instrumentarium paid USD 14.25 in cash per share, a total of approximately EUR 142 million. Spacelabs Medical is responsible for Instrumentarium’s critical care operations in the USA, while outside North America Spacelabs Medical’s sales companies were integrated into Datex-Ohmeda in the latter half of 2002.

     During 2002, the company provided EUR 14.0 million for costs associated with the restructuring programme arising as a result of the acquisition of Spacelabs Medical, Inc. EUR 2.1 million of the provisions were booked through the income statement and EUR 11.8 million were recorded directly in the balance sheet. The provision for 2002 comprised of EUR 9.0 million for severance and related employee termination benefits and EUR 4.9 million of lease termination, termination of distribution contracts and other exit costs. The severance charge was associated with the termination of approximately 360 employees comprising of employees from all business operations of the Company (sales and marketing personnel, administrative personnel, manufacturing personnel and R&D personnel).

Results of operations for the year ended December 31, 2001 compared to the year ended December 31, 2000

     Consolidated net sales and income

     Our consolidated net sales totaled EUR 1,025.4 million for 2001, an increase of 12 percent compared to EUR 912.8 million in the previous year. Of the 12 percent growth, 1 percentage point was derived from changes in the foreign exchange rates. Sales volumes increased in all business segments. The Anesthesia and Critical Care segment contributed approximately two-thirds of the overall net increase in sales. The increase in sales for the Medical Equipment segment was highest in relative terms. Net sales from exports and operations outside Finland amounted to EUR 921.1 million in 2001, representing an increase of 13 percent from EUR 815.6 million in 2000. The share of net sales from exports and operations outside Finland in relation to the Group’s consolidated net sales was 90 percent and 89 percent in 2001 and 2000 respectively.

     Selling and marketing expenses increased by 2 percent from EUR 240.3 million in 2000 to EUR 244.1 million in 2001. Research and development expenses increased by 4 percent and amounted to EUR 66.6 million in 2001 compared to EUR 63.8 million in 2000. General and administrative expenses were EUR 94.1 million in 2001, 9 percent higher than EUR 86.7 million recorded in 2000. The increase in general and administrative expenses was related to establishing the Deio group of companies within Anesthesia and Critical Care segment in the beginning of 2001, the acquisition of Soredex in July 2001, as well as an increase in legal expenses of Ohmeda Medical, related to a patent lawsuit in the United States.

     Other operating income net of expenses was EUR 1.3 million in 2001 compared to EUR 22.6 million in 2000. The high figure in 2000 was mainly due to a gain on sale of real estate in Espoo, Finland as well as the amount paid by Baxter Healthcare Corporation as an adjustment to the purchase price allocation of the Ohmeda acquisition, which was booked as income. Included in other operating expenses is EUR 5.5 million in 2001 and in EUR 5.2 million in 2000 of restructuring expenses related mainly to a program aimed at improving operating efficiencies within the Anesthesia and Critical Care segment.

     Operating profit in 2001 was EUR 115.5 million, up by 45 percent compared to EUR 79.7 million in 2000. Operating profit from businesses increased by 57 percent and amounted to EUR 132.2 million in 2001 compared to EUR 84.4 million in the previous year. Operating profit increased in all business segments but was mainly attributable to a significant improvement within the Anesthesia and Critical Care segment due to increased sales of higher margin products and more efficient cost management. Amortization of goodwill was EUR 16.5 million in 2001, which is roughly at the same level as EUR 16.3 million in 2000. Income before extraordinary items was EUR 103.6 million in 2001, up by 56 percent from EUR 66.6 million in the previous year. Net financing expenses decreased by 10 percent, or EUR 1.3 million, mainly as a result of lower interest expenses due to a decrease in interest-bearing net debt.

     Earnings per share totaled EUR 1.50 in 2001 as compared to EUR 0.90 in the previous year. With the diluting effect of stock options outstanding, earnings per share for 2001 were EUR 1.50 as compared to EUR 0.90 in 2000. Shareholders’ equity per share was EUR 10.81 in 2001 as compared to EUR 9.79 in 2000.

     We are exposed to foreign exchange risk on our net investments in foreign subsidiaries. These net investments are hedged by using currency borrowings. Changes in the fair values would not affect reported profits as such changes are recorded against the translation adjustment in the shareholder’s equity. See Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

     Anesthesia and Critical Care

     Net sales for the Anesthesia and Critical Care segment totaled EUR 718.4 million in 2001, which is 11 percent higher than EUR 645.0 million in the previous year. Datex-Ohmeda’s sales developed more evenly through 2001, compared to the previous year, although sales were again stronger in the fourth quarter relative to the preceding quarters.

     Of Datex-Ohmeda’s business areas, best sales development was seen in the area of patient monitoring, with sales of the S/5 critical care monitors improving the most. Sales of anesthesia monitoring developed well, especially in the United States. Sales in the area of anesthesia, drug delivery and ventilation also increased over the previous year, with highest sales growth for integrated anesthesia workstations. Overall, sales of pulse oximetry, supplies and accessories as well as service increased somewhat.

     By market area, Datex-Ohmeda had highest growth in sales to Europe, where sales increased 15 percent. Sales to North America increased 9 percent, while sales to Asia-Pacific increased 6 percent. In 2001, North America accounted for 47 percent of sales of Datex-Ohmeda, Europe for 36 percent, the Asia-Pacific region for 12 percent and the rest of the world for 5 percent.

     Incorporated as a separate company group from the beginning of 2001, Deio, which offers care information systems, focussed primarily on putting its operations on a firm footing, as well as new product development. Deio now has solution provider subsidiaries in six countries and certified distributors in an additional eleven. The efforts to develop Deio negatively impacted profitability of the Anesthesia and Critical Care segment by EUR 10.4 million during 2001.

     Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 104.8 million and EUR 60.3 million in 2001 and 2000 respectively. The significantly higher operating profit in 2001 was due to higher sales volume in Datex-Ohmeda and a sales mix with a higher share of higher margin products. Profitability was also positively impacted by the program aimed at improving operating efficiencies in Datex-Ohmeda, as a result of which indirect expenses decreased compared to the previous year. The program was primarily aimed at consolidating administrative operations and manufacturing in various countries, as well as on re-aligning the sales channel in North America. The actions taken resulted in a net reduction in number of employees by approximately 300, with most cost savings shown in the second half of 2001. The restructuring expenses related to this program were EUR 5.5 million and EUR 5.2 million in 2001 and 2000, respectively.

     Medical Equipment

     The Medical Equipment segment reported net sales of EUR 176.3 million in 2001, which is 22 percent higher than EUR 145.0 million in the previous year. All of the business units increased their net sales compared to the previous year, except for project sales unit Medko Medical.

     The combined sales of the diagnostic imaging equipment manufacturing units Instrumentarium Imaging and Soredex were EUR 99.9 million and EUR 73.1 million in 2001 and 2000 respectively. Somewhat less than a half of the 37% growth in net sales was due to the acquisition of Soredex. Strong growth in sales was recorded for mammography and dental products, although growth in sales of dental products was primarily due to the acquisition. Sales of surgical imaging products grew less than sales of other product groups. The profitability of the division improved significantly, compared to the previous year.

     Ohmeda Medical’s net sales of infant care as well as suction and oxygen therapy products amounted to EUR 71.4 million in 2001, an increase of 24 percent compared to EUR 57.6 million in 2000. The good growth in sales was principally due to good sales of the Giraffe OmniBed neonatal carestation during the first half of the year. However, related to a patent dispute in the United States, there has been an injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation since August 1, 2001, other than for orders on hand on that date. The profitability of Ohmeda Medical improved in 2001over the previous year

     In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 14.1 million in 2001 and EUR 10.8 million in 2000.

     Divested operations

     In March 2002, we sold Merivaara’s hospital furniture business operations to a company backed by venture capital investor 3i Finland Oy. The annual sales of the divested businesses amounted to approximately EUR 26 million in 2001.

     At the beginning of November 2002, the Optical Retail business was divested. Net sales for the Optical Retail segment were EUR 104.3 million in 2001.

5.B.      Liquidity and Capital Resources

     Our principal sources of funds have been cash flows from operations and amounts available under our existing syndicated credit facility. We believe that we have sufficiently liquid assets and other liquidity reserves to meet our needs for both on a short-term (less than one year) and a long-term (more than one year) basis.

     The Group’s liquid assets amounted to EUR 56.3 million, EUR 23.8 million and EUR 22.4 million at December 31, 2002, 2001 and 2000, respectively. These liquid assets consisted of cash and cash equivalents, and were mainly denominated in euro. At December 31, 2002 we had as a source of liquidity, unused committed credit lines of EUR 296.0 million. At June 11, 2003, these unused lines totaled to approximately EUR 145.6 million. The interest rates on these lines depend on market conditions when the lines are drawn down. The interest rates are calculated using certain reference rates, for example, U.S.$ LIBOR or the lending banks’ base or prime rate, plus a pre-agreed margin.

     Net cash provided by operating activities amounted to EUR 134.3 million in 2002 compared to EUR 101.4 million in 2001 and EUR 17.7 million in 2000. In addition to improved cash profits of the operations, also the increase in working capital at EUR 6.2 million in 2002 was lower than that of EUR 12.5 million in 2001. The main reason behind the increase in working capital in 2002 was the decreased level of accounts payable and higher level of other current receivables. This was partly offset by increase in other non-interest bearing liabilities. In 2001, in addition to improved cash profits of the operations, also the increase in working capital at EUR 12.5 million was lower than the increase of EUR 27.7 million in 2000. The main reason behind the increase in working capital in 2001 was the higher level of accounts receivable and inventories due to increased sales volumes. This was partly offset by increase in other non-interest bearing liabilities.

     Net cash used in investing activities for 2002 totaled EUR 35.5 million as opposed to EUR 50.0 million in 2001 and EUR 62.7 million provided by investing activities in 2000. Net cash used in investing activities in 2002 included EUR 128.1 million invested in acquired companies and business operations, mainly the Spacelabs Medical acquisition, and EUR 137.7 million of proceeds from disposition of companies and business operations including the divestment of optical retail and hospital furniture businesses. In 2001, the main components of net cash used in investing activities were EUR 26.3 million invested in other non-current assets and EUR 17.0 million invested in acquired companies and business operations, namely the Soredex dental imaging business. The positive cash flow in 2000 was mainly related to a payment in September 2000 of EUR 47.9 million from Baxter Healthcare Corporation as an adjustment to the purchase price allocation of the Ohmeda acquisition, proceeds from disposition of companies and businesses of EUR 44.7 million consisting primarily of cash flow from sales of a real estate in Espoo, Finland as well as proceeds from sale of other non-current assets comprising mainly of proceeds of sale of shares in Orion Corporation.

     Positive cash flow after investing activities amounted to EUR 98.8 million in 2002 compared to EUR 51.4 million in 2001 and EUR 80.4 million in 2000. The cash flow in 2002 and 2001 was used mainly to pay off long-term debt as well as to pay dividends to the shareholders. Cash and cash equivalents increased by EUR 33.9 million in 2002 compared to an increase of EUR 1.0 million and EUR 2.0 million in 2001 and 2000, respectively.

     The Group’s equity ratio (shareholders’ equity to total assets) at December 31, 2002 was 59 percent compared to 54 percent in the previous year and 50 percent in 2000. Interest-bearing debt was EUR 159.5 million, EUR 208.8 million and EUR 247.9 million at December 31, 2002, 2001 and 2000, respectively. Of the interest-bearing debt outstanding at the year-end 2002, EUR 31.0 million was long-term debt and EUR 128.5 million short-term debt. Long-term portion of the interest-bearing debt matures as follows: EUR 0.5 million in 2004, EUR 0.3 million in 2005, EUR 0.2 million in 2007 and EUR 39.4 million in 2008 or thereafter. The outstanding balance of the Group’s interest-bearing debt totaled EUR 251.7 million as of June 11, 2003.

     Our main source of debt financing is our syndicated credit facility of U.S.$ 300 million since 1998. The term of the facility is seven years with repayment in five semiannual installments beginning at the end of the fifth year. After the fifth year, the margin on the interest rate will increase from 0.225 percent to 0.250 percent above LIBOR for two remaining years. The commitment fee for the undrawn balances is 0.10 percent per annum. The terms of the credit facility contain certain debt covenants including limitations on indebtedness, liens, change of business, mergers, and disposal of assets.

     Our interest expenses decreased in 2002 and totaled EUR 7.1 million compared to EUR 11.2 million in 2001 and EUR 15.7 million in 2000, while interest income was EUR 5.0 million, EUR 4.3 million and EUR 2.0 million in 2002, 2001 and 2000, respectively. The positive net impact of foreign exchange differences on financial income and expenses was 4.0 million in 2002. The impact was EUR 2.6 million negative and EUR 2.6 million negative in 2001 and 2000, respectively.

     At December 31, 2002, total commitments and contingencies of the Group amounted to EUR 46.5 million compared to EUR 22.5 million at December 31, 2001 and EUR 25.4 million at December 31, 2000. We have given no guarantees of indebtedness related to our joint venture companies. The following schedules summarize our contractual obligations and commitments to make future payments as of December 31, 2002.

	Payments due by Period
Contractual Obligations		Less than	1-3	4 -5
mil. EUR	Total	1 year	Years	years
Long-Term Debt 1)	40.3		0.7	0.2
Operating Leases 2)	38.2	14.8	21.0	1.4
Other Long-Term Obligations 3)	0.2

Total Contractual Cash Obligations	78.8	14.8	21.7	1.6

1) EUR 39.4 million after 5 years

2) EUR 1.0 million after 5 years

3) EUR 0.2 million after 5 years

	Total	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Amounts	Less than	1-3	4-5
mil. EUR	Committeed	1 year	Years	years
Standby Letters of Credit	0.6	0.1	0.3	0.2
Guarantees 1)	36.2	4.6	1.3	0.8
Other Commercial Commitments 2)	9.5	3.3	3.7	0.3

Total Commercial Commitments	46.2	8.0	5.3	1.3

1) EUR 29.5 million after 5 years or no expiration date

2) EUR 2.3 million after 5 years or no expiration date

     Cash dividends for 2001 paid in 2002 on shares were EUR 0.60 per share and ADS and total of EUR 28.9 million. Cash dividends for 2000 paid in 2001 and for 1999 paid in 2000 were EUR 0.50 per share and per ADS and total of EUR 24.0 million and EUR 0.34 per share and per ADS and total of EUR 16.1 million, respectively.

     In 2002, the Group’s capital expenditure totaled EUR 198.4 million compared to EUR 43.3 million in the 2001 and EUR 51.0 million in 2000. Such expenditures included investments in machinery and equipment, buildings and land, shares, intangible rights and other long-term expenditure as well as acquired businesses. In 2002, of the EUR 198.4 million total capital expenditure, EUR 174.8 million was spent in North America, including the Spacelabs Medical acquisition, EUR 23.0 million in Europe and EUR 0.6 million in Asia-Pasific. In 2001, of the EUR 43.3 million total capital expenditure, EUR 7.3 million was spent in North America, EUR 35.6 million in Europe and EUR 0.4 million in Asia-Pacific. In 2000, of the EUR 51.0 million total capital expenditure, EUR 9.7 million was spent in North America, EUR 40.6 million in Europe and EUR 0.6 million in Asia-Pacific.

5.C. Research and Development, Patents and Licenses

     We believe that successful research and development will be a critical factor in our future growth, particularly in light of the maturity of many markets in which we operate and saturation of many of the products we supply. Total expenses on research and development activities for years 2002, 2001 and 2000, respectively were EUR 83.4 million, EUR 66.6 million and EUR 63.8 million.

     Anesthesia machine research and development is centered in Madison, Wisconsin, with supporting activities in Bromma, Sweden. Anesthesia and Datex-Ohmeda critical care monitoring and clinical information system research and development are based in Finland. Spacelabs Medical critical care monitoring research and development is centered in Seattle, Washington. Sub-acute monitoring and oximetry research and development are centered in Louisville, Colorado. Infant care systems research and development is at Laurel, Maryland. Diagnostic X-ray imaging research and development is in Finland, Germany and Riverside, California.

     We believe that we have developed excellent relations with leading scientific and medical institutions, such as the Helsinki University of Technology, the Helsinki University Hospital, the Kuopio University Hospital, the Oulu University Hospital and the Turku University Hospital in Finland. Outside Finland, we have relationships with the Sahlgrenska University Hospital, Gothenburg, the Karolinska Institute, Stockholm, and the Uppsala University, Uppsala in Sweden; the University Hospital of Bonn, Bonn, the Georg-August-University Göttengen, Göttingen, and the University of Freiburg, Freiburg in Germany; the Cochin-Port-Royal Hospital, Paris, France; the Royal Infirmary of Edinburgh, Edinburgh, UK; the Middlesex Hospital, London, UK; the University Hospital of Bern, Switzerland; the University Hospital of Arkansas, Little Rock, Arkansas, and University of Wisconsin Hospitals and Clinics, Madison, Wisconsin. Under appropriate circumstances, we may conduct joint research and development with other companies under cross license and royalty arrangements.

     We also maintain a scientific foundation, the Instrumentarium Scientific Fund that awards grants to leading scientists. We believe that the Instrumentarium Scientific Fund contributes to our standing within the scientific community.

5.D. Trend Information

     The medical technology sector as a whole continues to be affected by new legislation, the introduction of new and more restrictive reimbursement schemes and industry-wide restructuring. These factors result in pressure on medical equipment purchasers and healthcare providers to contain costs and raise efficiency. In the United States, in particular, managed care is having an increasingly wide impact on the industry and is leading to a growing number of alliances and mergers of healthcare payers, providers and suppliers. These developments have highlighted the importance to providers of obtaining relevant information in easily accessible form at the point of care, creating opportunity for growth in the care information systems that we offer. Secondly, these pressures are driving the trend towards more cost-effective forms of patient care, including better outpatient care, such as independent surgery centers, thereby increasing demand for light, portable and easy to use equipment.

     The market for anesthesia and critical care equipment in industrialized countries is mature and increasingly competitive. A few large players, which customers increasingly see as potential single-source suppliers, account for a large share of the global market for anesthesia and critical care monitors, anesthesia machines and ventilators. Innovative products and solutions have, however, continued to find acceptance in the market. Customers continue to choose amongst competing suppliers based on quality attributes of the product, the breadth of the product range offered, experience of after-sales services, price and financing options.

     Overall, the industry players derive substantial and increasing revenues from recurring sales of services, accessories and supplies, and this trend is expected to continue. Additionally, demand for digital imaging solutions and clinical information management solutions are believed to be growing substantially faster than the overall market.

     We believe we have succeeded in the marketplace by focusing on clinicians’ needs better than our competitors. Also our know-how in patient monitoring, ventilation and drug delivery has allowed us to build complete systems for clinicians and solved many of the problems of combining disparate devices, especially in the operating room. Our success in entering the critical care market has been due to our ability to cross-sell these products to our existing anesthesia customers, as well as due to the wide parameter range we have developed. There can be no assurance that this positive development will continue, but we believe that we have superior expertise in developing anesthesia systems and we believe we expense a significantly larger amount on R&D in anesthesia system development than most other comparable companies.

     The average size of an order has gradually increased each year. In 2001, there were significantly more large orders of more than EUR 1 million each compared with the previous year. In 2002 the company received fewer large orders, but received one very large order in November 2002, from the Social Security Institution of Costa Rica, of which EUR 8 million were delivered in 2002. The timing or occurrence of large orders cannot be predicted. There have been no substantial changes in average selling prices over the past year. At the beginning of 2002, price increases, due to introduction of new versions and additional features have been implemented on certain products, but the impact on sales has been somewhat offset by increased discounting.

5.E. New Accounting Standards

     In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”), No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. We are currently assessing the impact of this statement on the results of operations and financial condition.

     In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 expands on the accounting guidance of SFAS No. 5, “Accounting for Contingencies,” SFAS No. 57, “Related Party Disclosures,” and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” and incorporates without change the provisions of FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” an interpretation of SFAS No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Company on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements for periods ending after December 15, 2002. We are currently evaluating the impact of this statement on our results of operations or financial position.

     In November 2002, the Emerging Issue Task Force (EITF) reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 also provides for an alternative to report the change in accounting as a cumulative-effect adjustment in accordance with APB Opinion No. 20. We have not yet determined the method of transition we will use.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An amendment of FASB Statement No. 123. SFAS 148, which is applicable to financial periods ending after December 15, 2002, amends SFAS 123, Accounting for Stock-Based Compensation to provide alternative methods for transition to SFAS 123 fair value method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions to require prominent disclosure about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to apply APB Opinion No. 25 Accounting for Stock Issued to Employees.

     Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) was issued by the FASB in January 2003. Under the interpretation, certain entities known as “Variable Interest Entities” (“VIEs”), must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The consolidation requirements apply to all new VIEs created and on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. We plan to adopt the initial and transitional consolidation provisions of FIN 46 on February 1, 2003 and January 1, 2004, respectively. We are currently evaluating the impact of this statement on our results of operations or financial position.

     In April 2003, FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. The Statement is effective for interim periods beginning after June 15, 2003. We are currently evaluating the effect of this statement on our results of operations or financial position.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management of the Company

     Pursuant to the provisions of the Finnish Companies Act and our articles of association, control and management is divided among the shareholders in general meeting, the board of directors and the president and CEO.

     The general meeting is our ultimate decision making body, deciding corporate matters as set forth in the in the provisions of the Companies Act and our articles of association. The annual general meeting is held annually before the end of April.

     The board of directors is responsible for overall administration and management and the proper organization of our activities, and consists of not less than five and not more than eight members. The members of the board choose a chairman from amongst themselves. Under Finnish law, the President and at least half of the members of the board of directors must be residents of the European Economic Area, unless an exemption from this requirement is granted by the Ministry of Trade and Industry. The board of directors has ultimate responsibility for our general management, although the daily management of our affairs is granted to the president and CEO.

     The president and CEO is responsible for the daily administration and management of our affairs in accordance with the instructions of the board of directors. According to the Companies Act, the president shall be elected by the board.

The members of our board of directors, their positions and terms are set forth below:

		Year first	Term
Name[1]	Age	elected	expires	Position
Timo Peltola, Dr. (Hc.), B. (Econ.)	57	2001	2004	Chairman, director
Mika Ihamuotila, Ph.D. (Econ.)	38	2002	2004	Director
Rabbe Klemets, Ph.Lic	49	2002	2004	Director
Juhani Kuusi, Professor, D. Sc. (Tech.)	64	1997	2004	Director
Olli Riikkala, M.Sc. (Tech.), MBA	52	1987	2004	President and CEO, director
Turo K. J. Tukiainen, LL.B., MBA	66	1999	2004	Director

(1)	Jukka Takala was a member of the board of directors until March 25, 2003.

     Timo Peltola is chief executive officer of Huhtamäki Oyj since 1989. He is a member of the board of Huhtamäki Oyj, vice chairman of the board of directors of Nordea Plc, chairman of the supervisory board of Mutual Pension Insurance Company Ilmarinen Ltd., and a member of the supervisory boards of the Finnish Cultural Foundation and the Finnish Fair Corporation. Timo Peltola, Dr. (Hc.), holds a Bachelor degree in economics.

     Mika Ihamuotila is executive vice president of Sampo plc and the chairman of the board of directors of Sampo Bank plc since 2001. He is a board member of Elisa plc and HYY Group Ltd. He holds a doctoral degree in economics.

     Rabbe Klemets is chief executive officer of Raisio Group plc since 2001. His previous duties in Raisio Group included the position as deputy chief executive officer and managing director of Raisio Benecol Ltd. Before joining Raisio he worked as president of the Life Science Division of the EG/G Inc. in 1996-1999 and as chief executive officer of Wallac Oy in 1991-1997. He holds a licentiate in Philosophy degree in biochemistry.

     Juhani Kuusi is senior vice president of Nokia Corporation since 2003. He acted as Head of Nokia Research Center between 1995 and 2002. Before joining Nokia, he worked as director general of Technology Development Centre (TEKES), and as professor and director of the Reactor Laboratory of the Technical Research Center of Finland (VTT). He holds a doctoral degree in technology.

     Olli Riikkala is president and chief executive officer of the Company since 1997 and has been a member of the board of directors since 1987. He joined the Company in 1979 and since 1982 has held various general management positions in the medical technology divisions of the company. He is among others a board member of Oyj Fiskars Abp and Helvar Merca Oy Ab and a member of the supervisory board of the Finnish Fair Corporation. He holds a Master of Science degree in engineering and a Master in Business Administration degree.

     Turo K. J. Tukiainen has held several positions in the A. Ahlström Corporation from 1967 to 1990 and was a member of its board of directors from 1980-1996. He was a member of our supervisory board from 1970 to 1999. He holds a Bachelor of Laws degree (trained on the bench) and a Master in Business Administration degree.

     Our senior managers and their positions as of December 31, 2002 are set forth below:

Name	Age	Position
Olli Riikkala	52	President and Chief Executive Officer (CEO)
Matti Salmivuori	52	Chief Financial Officer
Hannu Ahjopalo	54	Executive Director
Juhani Lassila	41	Group Treasurer
Timo Koskinen	54	Global HR Director
Ritva Sotamaa	39	General Counsel
Arto Kontturi	57	Chief Operating Officer, Datex-Ohmeda Division
Richard Atkin	50	President and CEO, Datex-Ohmeda North America
Chris Clough	60	Managing Director, Distributor Sales, Datex-Ohmeda Division
Lori Cross	43	President, Anesthesia Delivery and Ventilation, Datex-Ohmeda Division
Eero Hautaniemi	37	Director, Finance and Administration, Datex-Ohmeda Division
Nicholas Ong	38	President, Datex-Ohmeda Asia Sales and Service
Antti Ritvos	49	President, Patient Monitoring, Nordic Operations, Datex-Ohmeda Division
Hannu Syrjälä	36	President of Oximetry, Supplies and Accessories, Datex-Ohmeda Division
Sami Erviö	40	President, Deio Corporation
Andrew Krakauer	48	President, Ohmeda Medical Division
Folke Lindberg	57	General Manager, Diagnostic Imaging

     Olli Riikkala is the president and chief executive officer. See his biography above.

     Matti Salmivuori has been chief financial officer of Instrumentarium since 1984. After joining in 1973, he held various positions in the financial department of Instrumentarium Group Administration, and he was a member of the board of directors years 1992-1999. He holds a Master of Science degree in economics.

     Hannu Ahjopalo has been executive director in charge of corporate development and new strategic ventures since May 2000. After joining Instrumentarium in 1977, he held general management positions in our Datex, Datex-Engstrom and Datex-Ohmeda divisions, most recently president of Patient Monitoring and Corporate Marketing Director of Datex-Ohmeda. He holds a master’s degree in electronics and telecommunications engineering.

     Juhani Lassila, is group treasurer. He first joined Instrumentarium in 1987 as a financial analyst. The following year he joined the Finnish Postipankki, now Sampo Group, and after a career in corporate banking returned to Instrumentarium in 1996 as group treasurer responsible for treasury and investor relations. Since 1999, he has also been responsible for finance, in which area his responsibilities include external and internal accounting and reporting, as well as tax planning and insurance matters. He holds a Master of Science degree in economics.

     Timo Koskinen is director, Global Human Resources. He joined Instrumentarium in June 1999. Before that he was Group Vice President of Tamrock Corporation (1990 –1999) and held various development and managerial positions in human resources consulting businesses of MPS Finland Oy (1984-1985) and Psyko Consulting Group (1986-1989) and in the mining equipment industry of Kone Corporation (1974-1983). He holds Master of Science degree in Psychology.

     Ritva Sotamaa is general counsel. He joined Instrumentarium in 1989 as legal counsel responsible for international legal matters. She worked in Sisu Corporation, later a part of Partek Corporation years 1996 — 1998 and returned in 1998 to Instrumentarium as General Counsel. She holds a Master of Laws degree (trained on the bench).

     Arto Kontturi has been chief operating officer, Datex Ohmeda Division since April 2000. He joined Instrumentarium during summer 1997 and Datex-Engström in September 1997. Before that he was the president of Labsystems Oy (1989-1997) and held various development and management positions in Valmet Automation (1970-1989). He holds a Master of Science degree in engineering.

     Richard Atkin has been president and chief executive officer of Datex-Ohmeda, North America since 1998. He joined Ohmeda in 1994, and has held a number of senior management positions in the United Kingdom and the United States. Previously he worked for GEC Marconi in the United Kingdom. He holds a Bachelor of Science degree and a Master in Business Administration degree.

     Chris Clough is managing director, Europe and Distributors for Datex-Ohmeda. He has been involved in the medical equipment business since 1975 with Ohmeda, holding various global general management positions. He holds a Bachelor of Science degree and Doctor of Philosophy degree in civil engineering. He is a former chairman of the Association of British Healthcare Industries.

     Lori Cross, president, Anesthesia Delivery and Ventilation Business, Datex-Ohmeda Division has held various positions in general management, product development, strategic marketing and information management solutions in Europe and North America since 1989. Previously she held global management positions with Smith and Nephew, Baxter and American Hospital Supply. She holds a masters degree in systems engineering, a Bachelors in biomedical engineering and a Master in Business Administration degree. She also serves as the Vice President of the Anesthesia Patient Safety Foundation.

     Eero Hautaniemi, director of finance and administration, Datex-Ohmeda Division has held positions in finance management in Instrumentarium Corporate Administration and Datex-Ohmeda since 1990, most recently chief financial officer of Datex-Ohmeda Inc. (USA) 1999-2001. He holds a Master of Science degree in economics.

     Nicholas Ong, president, Asia Pacific region for Datex-Ohmeda, joined Ohmeda in 1995. Previously, he worked for Beckman Instruments and Steris responsible for the Asia Pacific region. He holds a Bachelor of Science degree and a Master in Business Administration degree.

     Antti Ritvos, president, Patient Monitoring, Nordic Operations, Datex-Ohmeda Division has held positions in general management, marketing and business development in Instrumentarium Oyj since 1986. Prior to joining us, he had wide experience in research and development of laser technologies and fiber optics. He holds a Diploma Engineering degree , and a Bachelor of Science degree in theoretical physics and astronomy.

     Hannu Syrjälä, president, Oximetry Supplies and Accessories Business Area has held various positions in finance, sales and marketing management, and general management in Instrumentarium since 1990. He joined Datex-Engstrom Division as sales director from the group treasury position in 1996. From 1998 to 2000, he was the managing director of Datex-Ohmeda Pty Ltd in Australia. He holds a Master of Science degree in economics.

     Sami Erviö has been president and chief executive officer of the Deio Corporation, our information systems company since it was founded in 2000. Since joining our Datex division in 1987, he has held various management positions in marketing and new product development. He was our business development director from 1997 to 1998, and was responsible for Datex-Ohmeda’s European sales operations in 1998-2000. He holds a Master of Science degree in engineering and a Master in Business Administration degree.

     Andrew Krakauer has been President of Ohmeda Medical since 1990. He has held various general management, business development, strategic planning and financial positions since joining Ohmeda or predecessor companies in 1980. He holds a Bachelor of Arts degree in economics and a Master in Business Administration degree.

     Folke Lindberg is general manager of our Diagnostic Imaging business. After joining Instrumentarium in 1969 he has held various management positions in research and development, production, marketing, business development and general management. He holds a Master of Science degree in electrical engineering.

     There are no arrangements or understandings between any director or senior manager and any major shareholder, customer, supplier or others pursuant to which such director or senior manager was selected to serve nor are there any family relationships between any of our directors or senior management.

6.B. Compensation of Directors and Senior Management

     For the year ended December 31, 2002, the aggregate compensation of all directors and senior management as a group (22 persons), paid or accrued, was EUR 4,080,867.01. Such compensation was mainly in the form of salaries and individual bonuses in the case of senior management and board member fees in the case of members of the board of directors. Individual bonuses are determined annually on a discretionary basis related to performance in respect of profit and other specified objectives. The guidelines for payment of bonuses are given by the Compensation Committee. In addition, in 2002, we contributed an aggregate of approximately EUR 464,275.72 to provide pension, retirement or similar benefits for members of senior management.

     The aggregate amount of stock options granted to directors and senior management of the company during the year 2002 is as follows:

1998 A	None
1998 B	12,000
1998 C	18,000
2001 A	3,000
2001 B	11,000

     For further information regarding these stock options, please see Item 6.E. below.

6.C. Board Practices

     The members of the board of directors are elected by the annual general meeting for a term ending at the close of the annual general meeting next following their election. A person who is 67 years of age or more may not be elected a member of the board. Directors do not have service contracts with us.

     Members of the board of directors may serve any number of consecutive terms. Our employees are not entitled to appoint members to the board. The board of directors currently holds regular meetings six to nine times a year and may hold special meetings as circumstances require.

     The Board of Directors has formed an Audit Committee and a Compensation Committee, both consisting of three members and have approved written charters for the Committees. The purpose of the Audit Committee is to assist the Board in fulfilling its responsibilities to oversee the Company’s and the Group’s financial reporting process, including monitoring the integrity of the Company’s financial statements and the independence and performance of the Company’s internal and external auditors. The purpose of the Compensation Committee is to recommend, review and approve Instrumentarium compensation policies and programs as well as individual executive compensation to retain and attract individuals who are needed for ensuring the competitiveness and long-term success of the Company. Members of the Audit Committee are Mika Ihamuotila (chair), Rabbe Klemets and Turo K.J. Tukiainen. Members of the Compensation Committee are Timo Peltola (chair), Juhani Kuusi and Olli Riikkala.

6.D. Employees

     During each of 2002, 2001 and 2000, we employed an average of 5,650, 5,317 and 5,205 employees, respectively. On December 31, 2002, the Group had 5,325 employees, of which 4,014 were employed outside Finland. This compares to 5,386 employees on December 31, 2001, of which 3,320 worked outside Finland and to 5,217 employees on December 31, 2000, of which 3,329 worked outside of Finland.

     The majority of our Finnish employees belong to unions affiliated with the Finnish Metalworkers’ Union or the Union of Salaried Employees in Industry. While under certain circumstances we negotiate directly with unions, wage and salary levels as well as general working conditions are generally governed by nation-wide contracts negotiated by the association of Finnish employers. In December 2002, these national contracts were renewed and extended until February 15, 2005. These contracts also cover our industrial workers.

     In the United States, the manufacturing employees at the Madison, Wisconsin plant belong to the Lodge 1406 of the International Association of Machinists & Aerospace Workers, AFL-CIO, and are covered by a collective bargaining agreement effective to June 15, 2006. The majority of our Swedish employees belong to unions affiliated with the Swedish Metalworkers’ Union (Metall), the Swedish Association of Graduate Engineers (CF) and the Union of Salaried Employees in Industry (SIF). While under certain circumstances we negotiate directly with local unions, wage and salary levels as well as general working conditions are generally governed by nation-wide contracts negotiated by the association of Swedish employers. The existing contracts cover a three-year period ending March 31, 2004. We believe that labor relations are good at all our manufacturing sites.

6.E. Share Ownership

     The combined interests of the directors and senior management, assuming that options held had been exercised, would constitute less than one percent of the shares and voting rights in Instrumentarium as of June 16, 2003. No director or senior manager has beneficial holdings that would constitute more than one percent of the shares and voting rights. As at June 16, 2003, shares and options held by members of our board of directors are set forth below:

Name	Number of Shares	Number of Options

Timo Peltola	None	None

Mika Ihamuotila	None	None

Rabbe Klemets	None	None

Juhani Kuusi	None	2400 of 1998 A options

2400 of 1998 B options

3200 of 1998 C options

Olli Riikkala	74	12,000 of 1998 C options

20,000 of 2001 A options

20,000 of 2001 B options

Turo K.J. Tukiainen	120,004	2400 of 1998 A options

2400 of 1998 B options

3200 of 1998 C options

     Options to Purchase Securities from Company or Subsidiaries

     Employee Option Plans

     We have two stock option plans, the “1998 Plan” and the “2001 Plan”, pursuant to which key personnel and in case of the 1998 Plan, members of our board of directors are eligible to receive stock options as part of an incentive program. Since 2001, stock options have not been granted to members of the Board. The options are granted free of any purchase price.

     The maximum number of stock options under the 1998 Plan is 1,090,987, of which 324,600 are designated A options, 324,600 are designated B options, and 441,787 are designated C options. After the bonus issue approved by the annual general meeting on March 25, 2002 the total number of shares available under the 1998 Plan is 2,609,860.

     The maximum number of stock options under the 2001 Plan is 860,000, of which 430,000 are designated A options and 430,000 B options. After the bonus issue approved by the annual general meeting on March 25, 2002, the total number of shares available under the 2001 Plan is 1,720,000.

     The following table sets forth the subscription period, exercise price, and number of options granted as of June 16, 2003 to key personnel and members of the board of directors under the 1998 Plan. The remainder have been given to Eksperimentarium Oy, a subsidiary, for possible later disbursement to key personnel at the decision of the board of directors. Eksperimentarium Oy is not entitled to subscribe for shares.

	Options			Options
Option certificate	issued	Subscription period(2)	Exercise price	granted(1)

1998 A	324,600	June 1, 2001 -	EUR 18.14	315,000
		June 30, 2006
1998 B	324,600	June 1, 2002 -	EUR 16.32	316,100
		June 30, 2006
1998 C	441,787	June 1, 2003 -	EUR 14.77	429,800
		June 30, 2006
Total	1,090,987			1,060,900

(1)	Holders are entitled to 2.3922 shares per option.

(2)	The options expire at the end of the subscription period.

     The following table sets forth the subscription period, exercise price, and number of options granted as of June 16, 2003 to key personnel under the 2001 Plan.. The remainder has been given to Eksperimentarium Oy for possible later disbursement to key personnel at the decision of the board of directors. Eksperimentarium Oy is not entitled to subscribe for shares.

	Options			Options
Option certificate	issued	Subscription period(2)	Exercise price(3)	granted(1)

2001 A	430,000	Dec. 1, 2003-	EUR 13.27	397,800
		June 30, 2007
2001 B	430,000	Dec. 1, 2004-	EUR 17.54	171,000
		June 30, 2007
Total	860,000			568,800

(1)	Holders are entitled to 2 shares per option.

(2)	The options expire at the end of the subscription period.

(3)	The special dividend in the amount of EUR 4 distributed for the fiscal year 2002, which differs from the Company’s normal dividend distribution policy, has been deducted from the subscription prices in accordance of with the terms and conditions of the stock option terms.

     If all stock options issued were granted and exercised, our share capital would increase by EUR 7,922,482 to EUR 104,997,204.

     If a stock option holder (with the exception of a member of the board of directors who is not employed by us or in our service on a full time basis) ceases to be employed by us or in our service for any reason other than retirement or death, such person must return any option certificates for which the share subscription period has not commenced, and forfeit those options.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

     We are not directly or indirectly owned or controlled by another corporation or by any government. See “Item 4.A. History and development of Instrumentarium – Recent developments” for a description of the GE tender offer for all shares and options of Instrumentarium.

     As of June 12, 2003, there were no persons known to us to hold 5% or more of our voting securities.

The following is a list of our principal shareholders as of June 12, 2003:

	Number of
Shareholder	shares	% of shares

1 Sampo Life Insurance Company Limited	1,209,400	2.5
2 Varma-Sampo Mutual Pension Insurance Company	1,113,818	2.3
3 Tapiola Insurance Group	1,111,298	2.3
Tapiola Mutual Pension Insurance Company	454,530	0.9
Tapiola General Mutual Insurance Company	405,778	0.8
Tapiola Mutual Life Assurance Company	187,216	0.4
Tapiola Corporate Life Insurance Company	63,774	0.1
4 Mutual Pension Insurance Company Ilmarinen Ltd.	906,992	1.9
5 The Local Government Pensions Fund	606,948	1.3
6 Medical Investment Trust Oy	583,300	1.2
7 Folkhälsan	558,000	1.1
8 The Social Insurance Institution	420,470	0.9
9 The Finnish Medical Society Duodecim	400,732	0.8
10 H. Kuningas & Co Oy Ab	400,396	0.8
11 Instrumentarium Scientific Fund	361,438	0.7
12 State Pension Fund	310,000	0.6
13 BNP Arbitrage	295,804	0.6
14 Etra-Invest Oy	290,550	0.6
15 The Finnish Cultural Foundation	280,648	0.6
16 Inez and Julius Polins Foundation	262,690	0.5
17 Jenny and Antti Wihuri Foundation	230,022	0.5
18 Pensionfund Polaris	226,816	0.5
19 Medko Oy (1)	217,592	0.4
20 Sigrid Jusélius Foundation	215,138	0.4

	10,002,052	20.6
Nominee registered shares	16,213,751	33.4
Other shareholders	22,321,558	46.0

Total	48,537,361	100.0

(1)	part of Instrumentarium Group, not entitled to vote at the General Meeting

     According to information provided by JPMorgan Chase Bank, as of June 11, 2003, there were 20 U.S. record holders of 247,891 ADSs, representing 247,891 shares. In the aggregate, such holdings constituted [0.5] percent of total outstanding shares at such date. Because some of the shares and ADSs are held by brokers and other nominees, the above numbers may not be representative of the actual number of U.S. beneficial holders or of the number of shares or ADSs beneficially held by U.S. persons.

7.B. Related Party Transactions

     None.

7.C. Interests of Experts and Counsel

     Not applicable.

ITEM 8: FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

     8.A.1 See Item 18.

     8.A.2 See Item 18.

     8.A.3 See Report of Independent Accountants, page F-1.

     8.A.4 Not applicable.

     8.A.5 Not applicable.

     8.A.6 See note 2 to the consolidated financial statements.

     8.A.7 Litigation

     We and our subsidiaries are party to routine litigation, incidental to the normal conduct of our business. Part of the expenses incurred in connection with such litigation are covered by insurance. Management does not believe that liabilities related to such proceedings, in the aggregate, before insurance recoveries, if any, are likely to be material to the Group’s or our financial condition or results of operations.

     Ohmeda Medical was named defendant in the United States District Court for the Southern District of Indiana in a patent lawsuit filed by Hill-Rom, Inc. in September 2000, and became in May 2001 subject to preliminary injunction enjoining the sale of its Giraffe® OmniBed product. In July 2001 and in October 2001, Ohmeda Medical filed lawsuits against Hill-Rom in the United States District Court for the District of Delaware. In October 2001, Hill-Rom filed a lawsuit against Ohmeda Medical in the United States District Court for the Southern District of Indiana. All the lawsuits were settled in August, 2002, and Ohmeda Medical is now free to market and sell its Giraffe® OmniBed.

     8.A.8 Dividend Policy

     We pay annual dividends to our shareholders based on the long-term trends for consolidated profitability and our financial position. Our objective is to pay regular annual dividends, based upon, and in relation to, profits. Any dividend to be paid in the future years, their amount and the time of payment will depend on our future earnings, financial condition, results of operations, cash flows, working capital requirements, the business cycle, balance sheet ratio targets and such other factors that our board of directors consider relevant.

     For companies domiciled in Finland and incorporated under Finnish law, dividends on shares are generally only paid annually after shareholder approval of both a company’s results and of the amount of the dividend proposed by the board of directors. Under Finnish law, the amount of any dividend is limited to the amount of profits and distributable equity available at the end of the preceding fiscal year for the Company or for the Group on a consolidated basis, whichever is lower. As of December 31, 2002, the amount of the Company’s and the Group’s distributable equity was EUR 432.2 million and EUR 459.8 million, respectively. The difference between the Company’s distributable equity of EUR 432.2 million and the Group’s distributable equity of EUR 459.8 million is caused by earnings related to our subsidiaries that are reflected in the consolidated accounts but not in the Company’s accounts. Subject to certain exceptions relating to the right of minority shareholders to request otherwise, the dividend may not exceed an amount recommended by the board of directors.

     At the annual general meeting held on March 25, 2003, we declared a dividend of EUR 4.70 per share in respect of the fiscal year 2002. This represents a dividend of EUR 4.70 per ADS. The dividend was paid on April 4, 2003 to shareholders entered in the register of shareholders on March 28, 2003.

     The following table sets forth the aggregate amounts of dividends paid in respect of our shares and the amounts paid per share in euros and U.S. dollars in respect of the periods shown:

	Aggregate amount of
	dividends (in thousands of
Year ended December 31,	EUR)	EUR per share(1)	U.S.$ per share(1) (2)
1998	14,177	0.30	0.32
1999	16,143	0.34	0.33
2000 (3)	23,974	0.50	0.45
2001	28,899	0.60	0.53
2002	228,107	4.70	5.03

(1)	Adjusted for the 1998 share issue and for the 2002 bonus issue.

(2)	Based on the noon buying rate in effect at the respective dates on which dividends first became available for payment.

(3)	Includes a 100-year anniversary bonus dividend of EUR 0.10 per share.

     Dividends paid to shareholders who are non-residents of Finland are generally subject to Finnish withholding tax. The tax rate for 2002 was 29 percent, which rate may be reduced pursuant to an applicable tax treaty to which Finland is a party.

8.B Significant Changes

     No significant changes have occurred since the date of our consolidated financial statements included in this Form 20-F. See “Item 5.D. Trend Information”.

ITEM 9: THE OFFER AND LISTING

9.A. Offer and Listing Details

     We have one listed share series. The principal trading market for the shares is the Helsinki Exchanges, where the shares have been quoted since 1971. In addition, shares in the form of American depositary shares evidenced by American depositary receipts have been listed on the Nasdaq Small Cap Market in the United States since 1983. Each share was represented by two ADRs during 2001. As of April 3, 2002, the ratio of shares to ADRs changed to one to one.

     The tables below set forth, for the periods indicated, the reported high and low quoted prices for A and B Shares through 1999, and for combined shares thereafter, on the HEX Helsinki Exchanges, as reported by the HEX Helsinki Exchanges together with the highs and lows of the HEX general index, a leading index of trading in all equity securities on the HEX Helsinki Exchanges. In addition, the tables set forth the high and low quoted prices for the B Shares (in the form of ADSs) on the National Association of Securities Dealers, Inc., (NASD) Monthly Statistical Report. Price information regarding B Shares includes price information after combination of the share series. The quotations represent prices between dealers without adjustment for actual mark-ups, mark-downs or commissions and may not represent retail transactions. To make prices comparable, historical values have been adjusted for share issues.

					HEX General Index (a)		Nasdaq Small

	Helsinki Exchanges						Cap Market

	Price Per		Price Per				Price Per
	A Share		B Share				ADS

	High	Low	High	Low	High	Low	High	Low

		(EUR)			(EUR)		(U.S.$)
1998	31.60	13.77	32.28	13.77	5,725.30	3,198.33	33.96	16.38
1999	20.50	12.55	20.25	13.20	14,818.06	5,565.27	21.75	14.50
2000			18.42	9.93	18,408.44	9,818.48	18.50	8.75
2001
First Quarter			16.60	10.45	13,233.95	7,666.59	15.50	9.50
Second Quarter			18.65	15.00	11,029.50	7,571.88	16.22	13.00
Third Quarter			19.75	16.75	8,521.85	5,372.48	18.25	14.30
Fourth Quarter			23.75	18.85	8,891.06	5,743.28	22.20	17.15
2002
First Quarter			29.40	23.30	9,224.39	7,661.83	26.65	20.74
Second Quarter			32.00	23.50	8,225.85	5,369.92	28.13	22.39
Third Quarter			26.50	20.50	6,297.25	4,711.09	26.06	20.14
Fourth Quarter			39.00	24.50	7,082.17	4,989.49	39.75	24.00
Previous Six Months
December			39.00	26.00	7,082.17	5,649.48	39.75	26.31
January			38.40	37.01	6,224.23	5,144.26	40.99	39.00
February			38.00	37.07	5,349.34	4,783.58	40.60	39.60
March			38.50	32.50	5,545.38	4,517.41	41.75	34.71
April			33.60	32.10	5,727.49	4,918.30	37.25	34.20
May			34.00	33.00	5,745.60	5,221.61	39.95	36.55
June (b)			33.80	33.39	5,767.32	5,572.21	39.96	39.00

(a)	The HEX General Index is a market capitalization -weighted index based on all stocks traded on the Helsinki Exchanges Main List.

(b)	Through June 11, 2003

     The table below sets forth, for the periods indicated, certain information with respect to the volume of trading of our A Shares, B Shares and ADSs on the Helsinki Exchanges and the Nasdaq SmallCap Market, respectively. Trading volume of B Shares includes trading volume after combination of the share series.

	Helsinki Exchanges				Nasdaq SmallCap Market

	A Shares		B Shares		ADSs

		% of shares		% of shares		% of shares
	Volume	outstanding	Volume	outstanding	Volume	outstanding
2000	#	#	11,055,904	23.0	55,960	29.8
2001	#	#	18,287,722	38.0	144,595	69.4
2002	#	#	40,003,887	83.3	553,591	173.8

9.B. Plan of Distribution

     Not applicable

9.C. Markets

Our shares are listed on the HEX Helsinki Exchanges under the symbol “INS1V” and ADRs representing shares are quoted on the Nasdaq SmallCap Market under the symbol “INMRY”.

9.D. Selling Shareholders

     Not applicable

9.E. Dilution

     Not applicable

9.F. Expenses of the Issue

     Not applicable

ITEM 10: ADDITIONAL INFORMATION

10.A. Share Capital

     Not applicable.

10.B. Memorandum and Articles of Association

     Instrumentarium Corporation is registered in the Finnish Trade Register with the business identification code 0109222-6. Our articles of association have not been amended since the year 2001.

     According to our articles of association, we engage in the manufacture and sale of health care, electronic, electrical, metal, and information processing products, pharmaceutical raw materials and products and optical products and materials, and in other related industrial and commercial activities. We may engage in these operations directly or via our subsidiaries or joint enterprises.

     The members to the Board of Directors are elected annually in the Annual General Meeting and the term of the Board members shall end at the end of the meeting of shareholders following their election. The members of the Board of Directors choose a chairman from amongst themselves. The articles of association stipulate that the Annual General Meeting, which must be held annually by the end of April, shall decide the compensation payable to the Board members, the amount of members to be elected to the Board, which as per the articles is between 5 and 8 members, and finally elect the Board members. In case more candidates are nominated to serve in the Board than what the number of decided directorships is, the candidates who receive the most votes will be elected.

     Pursuant to our articles of association, our issued share capital may not be less than EUR 35 million nor more than EUR 140 million. Our issued share capital may be increased or decreased within these limits without amendment to our articles of association. The shares have no nominal value. The total number of shares may not exceed 80,000,000. As of the date hereof, our paid-in share capital amounted to EUR 97,074,722 consisting of 48,537,361 shares with a book-equivalent value of EUR 2 each. In general meetings of shareholders, each share entitles to one vote.

     For companies domiciled in Finland and incorporated under Finnish law, dividends on shares are generally only paid annually after shareholder approval of both a company’s results and of the amount of the divided proposed by the board of directors. Under Finnish law, the amount of any dividend is limited to the amount of profits and distributable equity available at the end of the preceding fiscal year for the Company or for the Group on a consolidated basis, whichever is lower. Subject to certain exceptions relating to the right of minority shareholders to request otherwise, the dividend may not exceed an amount recommended by the board of directors.

     At a shareholders meeting, resolutions generally require the approval of a majority of votes cast. However, certain resolutions, such as a resolution to amend the articles of association, the resolution to issue shares by deviation from shareholders’ preferential subscription rights and, in certain cases, a resolution regarding a merger or liquidation of the company, require the majority of 2/3 of the votes cast and shares represented at the shareholders meeting.

     Our share capital has been increased ten times during the three most recent fiscal years. In the bonus issue approved by the annual general meeting on March 25, 2001, our share capital was doubled to EUR 96,337,484. Due to subscriptions with option rights, our share capital has increased twice in April 2002, once in June 2002, once in August 2002, once in September 2002, twice in November 2002 and twice in January 2003, and since January 16, 2003 our share capital is EUR 97,074,722.

     The articles of association contain a redemption obligation, which requires a shareholder to redeem the shares of each other shareholder at their request, should the shareholder’s holding reach or exceed one third or one half of our shares.

     Presently, the Board of Directors does not have an authority to purchase or dispose of the company’s own shares or to increase the share capital through a rights issue.

Voting

     Each share confers the right to one vote. Under Finnish law, shareholders may attend and vote at a general meeting in person or by proxy. However, in accordance with Finnish practice, we do not issue forms of proxy to each shareholder. Shareholders wishing to vote by proxy may submit their own forms of proxy to us in favor of a person of their choice.

     In order to attend and vote at a general meeting of shareholders, a shareholder generally must be registered in our list of shareholders kept by the Finnish Central Securities Depositary Ltd. in accordance with the Finnish Companies Act and the Book-Entry Securities System of 1991 Act, as

amended, no later than 10 days prior to the general meeting. In addition, in order to attend and vote at a meeting, a shareholder must notify us of its intention to do so no later than the date specified in the notice concerning the meeting, which may not be earlier than 10 days before the meeting.

     A shareholder whose shareholdings are registered in the name of a nominee (including the depositary of ADRs) may not attend and vote at a general meeting. A beneficial owner wishing to exercise such rights must cancel the nominee arrangement and seek individual registration not later than 10 days prior to the relevant general meeting.

Control of Foreign Ownership

     Although the former restrictions on foreign ownership in Finnish companies have been abolished as of January 1, 1993, under the Control of Foreigners’ Acquisition of Finnish Companies Act of 1992, clearance by the Ministry of Trade and Industry is required for a non-resident of Finland, directly or indirectly, to acquire one-third or more of our voting power. The Ministry of Trade and Industry may refuse such clearance where the acquisition would jeopardize important national interests, in which case the matter is referred to the Council of State. These clearance requirements do not apply to residents of countries forming the European Economic Area or countries that have ratified the Convention on the Organization for Economic Cooperation and Development.

10.C. Material Contracts

     On March 22, 2002, we entered into an Agreement and Plan of Reorganization and an Agreement and Plan of Merger with Spacelabs Medical, Inc. and Boxer Acquisition Corp, together constituting a merger agreement that provided for the merger of Boxer with and into Spacelabs. Spacelabs, a U.S.-based company in the critical care segment, survived the merger as our wholly owned subsidiary. The transaction was closed on July 3, 2002. We paid USD 14.25 in cash per share to Spacelabs’ stockholders, for a total of approximately EUR 142 million.

     On December 18, 2002 General Electric Company and Instrumentarium announced that the companies had entered into a definitive combination agreement pursuant to which and subject to the terms and conditions set forth therein, GE would acquire Instrumentarium. On January 14, 2003, General Electric Finland Oy, a wholly owned Finnish subsidiary of GE, commenced a tender offer for all outstanding Instrumentarium shares, including shares represented by ADSs, for EUR 40.00 per share in cash, subject to adjustment in the event that the aggregate amount of dividends approved by Instrumentarium shareholders between December 18, 2002 and the date of the consummation of the tender offer exceeds EUR 0.70 per share. As a result of the Instrumentarium shareholders’ approval of the payment of a combined regular and special dividend of EUR 4.70 per share at Instrumentarium’s Annual General Meeting on March 25, 2003, the offer price for shares was reduced by EUR 4.00 to EUR 36.00 per share in cash.

     The tender offer is also made for the 1998 option rights and 2001 option rights that have been granted by Instrumentarium. The offer price is EUR 52.29 in cash for each 1998A option right, EUR 56.65 in cash for each 1998B option right, EUR 60.36 in cash for each 1998C option right, EUR 45.46 in cash for each 2001A option right and EUR 36.92 in cash for each 2001B option right. The dividend described above does not affect the price offered for Instrumentarium options.

     If the conditions to the tender offer (including a minimum condition of 80% and receipt of antitrust clearances) are satisfied or, if permitted, waived, the tender offer is expected to be consummated in 2003. Each party may terminate the combination agreement prior to consummation of the tender offer under certain circumstances set forth in the combination agreement.

     If Instrumentarium or GE terminates the combination agreement as a result of (i) failure to consummate the tender offer prior to December 18, 2003 and if prior to the date of termination merger control regulatory approvals have not been obtained or (ii) the entry of a final and non-appealable order preventing consummation of the tender offer by or upon application of specified merger control authorities, GE will reimburse Instrumentarium for all out-of-pocket fees and expenses, pay to Instrumentarium a termination fee, and may be required to make certain other contingent payments.

     If Instrumentarium terminates the combination agreement to accept a more favourable acquisition proposal or under other circumstances specified in the combination agreement, Instrumentarium will reimburse GE for all out-of-pocket fees and expenses and pay a termination fee to GE. Instrumentarium will also reimburse GE for all out-of-pocket fees and expenses and pay a termination fee to GE if GE terminates the combination agreement upon the Board’s modification or withdrawal of its support of the tender offer in connection with a pending acquisition proposal.

     The tender offer period commenced on January 14, 2003 and was initially set to expire on April 11, 2003. On April 3, 2003, GE announced extension of the expiration of the tender offer to 5:00 p.m. Finnish time (10 a.m. New York City time) on August 29, 2003 to allow for the completion of the regulatory review process. If all conditions of the tender offer are satisfied or, if permitted, waived before the expiration of the extended offer period, GE may discontinue the extended offer period and consummate the tender offer. GE may further extend the tender offer period under certain circumstances in accordance with the terms and conditions of the tender offer.

10.D. Exchange Controls

     Our shares may be bought by non-residents of Finland (“non-residents”) on the HEX Helsinki Exchanges without any separate Finnish exchange control consent. Non-residents may receive dividends without separate Finnish exchange control consent through a Finnish bank, as the transfer out of Finland is subject to payment of withholding taxes by us. Non-residents having acquired shares may receive further shares pursuant to a bonus issue or through participation in a new issue without a separate Finnish exchange control consent. Shares may be sold in Finland by non-residents, inter alia, through a Finnish bank or securities broker, and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares by non-residents to other non-residents.

10.E. Taxation

General

     The taxation discussion set forth below is intended only as a descriptive summary of the material Finnish and United States federal income tax consequences to U.S. Holders (as defined below) and does not purport to be a complete analysis or listing of all potential tax effects relevant to ownership of our shares or shares represented by ADRs (evidencing ADSs). This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Finnish tax law, and the Convention Between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and on Capital, signed September 21, 1989 (the “Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. For purposes of the summary, a “U.S. Holder” is a beneficial owner of our shares or ADSs who: (a) holds the shares or ADSs as capital assets, (b) owns, directly, indirectly or by attribution, less than 10 percent of our share capital or voting power, (c) is either (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation or certain other entities created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust, (d) is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty, and (e) is not a citizen of Finland. Special rules apply to U.S. Holders that are also residents of Finland, and to citizens or green card holders that do not maintain a substantial presence, permanent home, or habitual abode in the United States. For purposes of this discussion, it is assumed that the depositary will perform all actions as required by the Deposit Agreement and other related agreements between the depositary and the Company.

     If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds shares or ADSs, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

     Because this summary is not exhaustive of all possible tax considerations (such as but not limited to, situations involving persons who are broker-dealers and certain other financial institutions, U.S. expatriates, tax-exempt organizations, insurance companies, persons subject to the alternative minimum tax, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, persons holding shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar), U.S. Holders of our shares or ADSs should consult their own tax advisors as to the overall U.S. federal, state and local tax consequences, as well as to the overall Finnish tax consequences, of their ownership of the shares or ADSs. In particular, U.S. Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under Treaty. This summary does not discuss the treatment of our shares or ADSs that are held in connection with a permanent establishment or fixed base in Finland.

     For the purposes of the Treaty and the Code, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by such ADSs. Accordingly, except as noted, the U.S. federal income tax consequences to U.S. Holders of ADSs, as discussed below, apply as well to U.S. Holders of shares.

     The U.S. Holders of ADSs will, for Finnish tax purposes, be treated as the owners of our shares that are represented by such ADSs. The Finnish tax consequences to the Holders of shares, as discussed below, also apply to the Holders of ADSs.

Taxation of Dividends

     For U.S. federal income tax purposes, the gross amount of any distribution made by us with respect to our shares (including the amount of any Finnish withholding tax imposed thereon) generally will be treated as a dividend and will be includible in income by a U.S. Holder as foreign source ordinary income when received by the U.S. Holder, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to corporations under Section 243 of the Code. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the shares, and thereafter as capital gain. The amount includible in income will be the U.S. dollar value of the payment (determined at the time such payment is received by the depositary, in the case of ADSs, or the U.S. Holder, in the case of a U.S. Holder that holds our shares directly) regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period between the time such payment is received and the date the dividend payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss to such holder.

     Under Finnish Act on Taxation of Non-residents’ Income and Wealth, non-residents of Finland generally are subject to a withholding tax on dividends paid by the Company at a rate of 29 percent. However, pursuant to the Treaty, dividends we pay to U.S. Holders will generally be subject to Finnish withholding tax at a reduced rate of 15 percent of the gross amount of such dividend.

     Subject to certain conditions and limitations, such withholding taxes will be treated as foreign taxes eligible for credit against such U.S. Holder’s U.S. federal income tax liability. Dividends received with respect to our shares or ADSs generally will constitute foreign source “passive income” for foreign tax credit purposes or, in the case of certain U.S. Holders, “financial services income”. In lieu of claiming a credit, a U.S. Holder of our shares or ADSs may elect to deduct all of such U.S. Holder’s foreign taxes in the particular taxable year.

     The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Finnish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Tax on Sale or Exchange

     A U.S. Holder will recognize taxable capital gain or loss on any sale or exchange of our shares or ADSs. Any such gain or loss, for foreign tax credit purposes, generally will constitute U.S. source income or loss, and will be treated as long-term capital gain or loss if the shares or ADS are held for more than one year. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

     The sale by a U.S. Holder of shares or ADSs will generally, in accordance with Finnish tax law and the Treaty, not be subject to income tax in Finland.

Recent U.S. Tax Law Changes Applicable to Individuals

     Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends received from U.S. corporations as well as from certain non-U.S. corporations. The exact extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present, but it is anticipated that a number of uncertainties will be clarified through administrative pronouncements throughout the remainder of 2003. In the meantime, investors are urged to consult their own tax advisors regarding the impact on their particular situations of the provisions of the 2003 Act.

Finnish Capital Taxes

     Under the Treaty, the holding of ADSs or the underlying shares by a U.S. Holder will generally not subject such U.S. Holder to the Finnish tax on net capital.

Finnish Transfer Tax

     Transfers of our shares will be, and transfers of ADSs may be, subject to the Finnish transfer tax only when one of the parties to the transfer is subject to Finnish taxation under the Finnish Income Tax Act by virtue of being a resident of Finland or a Finnish branch of a non-Finnish credit institution. In case the Finnish Transfer Tax Act is applicable, transfer tax would, however, not be payable to the case of stock exchange transfers. Otherwise the transfer tax would be payable at the rate of 1.6 percent of the transfer value of the security traded.

Finnish Inheritance and Gift Taxes

     A transfer of an underlying share by gift or by reason of the death of a United States Holder and the transfer of an ADS are not subject to Finnish gift or inheritance tax provided that neither the deceased person or the donator nor the beneficiary of the deceased person or the recipient of the gift are resident in Finland.

U.S. Information Reporting and Backup Withholding

     Dividend payments made with respect to shares or ADSs and proceeds paid from the sale, exchange or disposal of shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible backup withholding tax at a current rate of 28 percent. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. persons generally will not be subject to United States information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.F. Dividends and paying agents

     Not applicable.

10.G. Statement by experts

     Not applicable.

10.H. Documents on display

     All reports and other information that we file with the U.S. Securities and Exchange Commission may be inspected at the SEC’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The reports may be accessed via the SEC’s website at www.sec.gov.

10.I. Subsidiary Information

     Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial risk management

     We have market risk exposures to foreign exchange rates, interest rates and marketable equity securities, together with liquidity and credit risks. Our financial risks are managed by the Group Treasury according to a financial risk management policy set and approved by our Board of Directors. The objective of the financial risk management policy is to identify and analyze risk positions, to measure the risks and to hedge against them using appropriate and cost-effective means. In order to manage our exposure to market risks, we continually assess our market exposures and hedge such risks through financial operations to reduce the potentially adverse effects caused by fluctuations in the financial markets on the cash flows and our profitability.

     We use a variety of derivative financial instruments, principally foreign exchange forward contracts, foreign exchange options, interest rate futures, interest rate swaps, forward rate agreements and interest rate options. Hedge accounting is only applied to net investments in foreign subsidiaries. We have adopted Financial Account Standards No. 133. Foreign exchange and interest rate related instruments are used to reduce exposures to market risk resulting from fluctuations in foreign exchange rates and interest rates by creating offsetting exposures. Derivative instruments are used for hedging purposes only. We are not a party to leveraged financial instruments. We transact derivatives only with counterparties with a good credit standing.

     We use sensitivity analysis techniques as a method to measure and assess market risk assuming certain adverse market conditions to occur. The following discussion about our risk-management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. This analysis presents the hypothetical loss in fair values of the financial instruments and derivative instruments which are held at December 31, 2002 and are sensitive to changes in interest rates, foreign exchange rates and prices for marketable equity securities. To give a better picture of the risks we are exposed to, we also present Value-at-Risk (“VaR”) figures for certain commercial assets and the loan portfolio and on anticipated cash flows denominated in foreign currencies in addition to our interest rate position.

     In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country and legal risks and other operational risks in addition to credit and liquidity risks of which other than credit and liquidity risks are not represented in the following analyses.

Interest-Rate Risk

     We are exposed to interest rate risk through market value fluctuations of balance sheet items or changes in the interest expense. Our interest rate exposure is monitored and managed by the Group Treasury.

     Our loan liability portfolios are benchmarked against market rates in order to facilitate internal performance measurement. We manage our interest rate exposure by altering the duration of our loan portfolio through the use of interest rate swaps, interest rate futures, forward rate agreements and interest rate options.

     This analysis presents the hypothetical loss in fair values of those financial instruments and derivative instruments we held at December 31, 2002 which are sensitive to changes in interest rates.

     This analysis assumes an instantaneous parallel decrease of one percent in interest rate levels of all maturities from their levels as of December 31, 2002. The aggregate hypothetical loss in fair values on all such financial instruments and derivative instruments would be EUR 0.1 million (as of December 31, 2001, EUR 0.2 million), comprising primarily of EUR position of EUR 0.1.

     We also use VaR to assess the interest rate risk. The VaR figure represents the potential losses for a portfolio from adverse changes in market factors, for a specified time period and confidence level based on historical data. To correctly take into account the non-linear value changes of certain derivative instruments, we use Monte Carlo simulation. Volatilities and correlations are calculated from one year set of daily data. The interest rate risk VaR figure with one day horizon and 95% confidence level was insignificant at December 31, 2002 and 2001. The average VaR figure in 2002 was not significant.

Foreign-Exchange Risk

     We are exposed to foreign exchange risk on certain commercial assets (accounts receivable) and commercial liabilities (accounts payable) and the loan portfolio and on anticipated cash flows denominated in foreign currency due to the international nature of our operations. We are also exposed to foreign exchange risk on our net investments in foreign subsidiaries. Foreign exchange exposure is monitored and managed by the Group Treasury.

     We use foreign exchange forwards and option contracts to hedge our net foreign exchange exposure on commercial assets and liabilities, the loan portfolio and anticipated sales and purchases up to 9 months forward. Included in the sensitivity analysis are anticipated transactions that are not required by relevant standards. This analysis presents the hypothetical loss in such fair values at December 31, 2002.

     The hypothetical loss in fair values of these foreign exchange positions is estimated to be EUR 1.3 million (as of December 31, 2001, EUR 2.3 million). This hypothetical loss was modeled on the assumption that there was an instantaneous 10 (ten) percent increase in the value of euro against other currencies.

     The hypothetical loss in the fair values of foreign exchange positions relating to net investments is estimated to be EUR 5.4 million (as of December 31, 2001, EUR 6.5 million). Changes in the fair values would not affect reported profits as such changes are recorded against the translation adjustment in the shareholder’s equity. This hypothetical loss was modeled on the assumption that there was an instantaneous 10 (ten) percent increase in the value of euro against other currencies.

     The relevant parameters used to calculate the hypothetical losses discussed above are the notional foreign currency contract amounts, the contractual forward exchange strike rates, implied market volatilities and other relevant market data at December 31, 2002. The change factor used has been the ten percent change in the value of euro against other currencies while keeping the other variables constant. Anticipated sales and purchase amounts in the analysis are based on estimates prepared quarterly by the individual business units.

     We also use VaR to assess the foreign-exchange risk. The VaR figure represents the potential losses for a portfolio from adverse changes in market factors, for a specified time period and confidence level based on historical data. To correctly take into account the non-linear value changes of certain derivative instruments, we use Monte Carlo simulation. Volatilities and correlations are calculated from one year set of daily data. The foreign-exchange VaR figure based on net amount of certain commercial assets and the loan portfolio and on anticipated cash flows denominated in foreign currencies figure after hedging transactions by the Company with one day horizon and 95% confidence level was EUR 0.2 million at December 31, 2002 (as of December 31, 2001, EUR 0.2 million). The average VaR figure in 2002 was EUR 0.2 million. The VaR figure fluctuated between EUR 0.1 million and EUR 0.3 million.

Equity Price Risk

     We have certain investments in publicly traded companies. We do not hedge price risk related to our portfolio of these marketable equity securities.

     This analysis assumes an instantaneous decrease of ten (10) percent in share prices as of December 31, 2002. The hypothetical loss in fair values would be EUR 0.1 million (as of December 31, 2001, EUR 0.3 million).

Liquidity risk

     Our goal is to maintain liquidity at an appropriate level in relation to our business activities at all times. We have unused credit lines at our disposal in addition to the liquid funds in the balance sheet.

Credit risk

     Credit risks arising from financial operations are managed by entering into contracts only with counterparties with a good credit standing. We set cash and maturity limits on these approved counterparties and monitor their credit positions and ratings continuously.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15: CONTROLS AND PROCEDURES

     Our President and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of Instrumentarium’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, Instrumentarium’s disclosure controls and procedures were effective to ensure that material information relating to Instrumentarium was made known to them by others within Instrumentarium particularly during the period in which this Form 20-F was being prepared.

     There were no significant changes in Instrumentarium’s internal controls or in other factors that could significantly affect these controls subsequent to the date our President and Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in Instrumentarium’s internal controls requiring corrective actions.

ITEM 16: [RESERVED]

ITEM 17: FINANCIAL STATEMENTS

     Not applicable.

ITEM 18: FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Annual Report on Form 20-F:

ITEM 19: EXHIBITS

1.1	Articles of Association as amended on March 26, 2001, in English translation (incorporated by reference from the Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (Commission file number 0-12009)).

1.2	Amended and Restated Deposit Agreement dated as of April 3, 2002 among Instrumentarium Corporation, JP Morgan Chase Bank, as Depositary and Holders of American Depositary Receipts (incorporated by reference from the Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (Commission file number 0-12009)).

4.1	Agreement and Plan of Reorganization, dated as of March 22, 2002, between Spacelabs Medical, Inc., Instrumentarium Corporation and Boxer Acquisition Corp. (incorporated by reference from the Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (Commission file number 0-12009)).
4.2	Agreement and Plan of Merger, dated as of March 22, 2002, between Spacelabs Medical, Inc., Instrumentarium Corporation and Boxer Acquisition Corp. (incorporated by reference from the Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (Commission file number 0-12009)).

4.3	Combination Agreement dated December 18, 2002 between General Electric Company and Instrumentarium Corporation.

6.	See note 8# to our financial statements included in Item 18 of this Form 20-F for information on how earnings per share information was calculated.

8.1	For a list of our subsidiaries, please see note 21 to our consolidated financial statements.

10.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INSTRUMENTARIUM CORPORATION

Date: June 30, 2003

By:	/S/ Olli Riikkala

Olli Riikkala President and Chief Executive Officer

By:	/S/ Matti Salmivuori

Matti Salmivuori, Chief Financial Officer

CERTIFICATIONS

I, Olli Riikkala, certify that:

1.     I have reviewed this annual report on Form 20-F of Instrumentarium Corporation;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)      evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 26 June 2003

By:	/S/ Olli Riikkala

Olli Riikkala President and Chief Executive Officer

CERTIFICATIONS

I, Matti Salmivuori, certify that:

1.     I have reviewed this annual report on Form 20-F of Instrumentarium Corporation;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)      evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 26 June 2003

By:	/S/ Matti Salmivuori

Matti Salmivuori Chief Financial Officer

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
INSTRUMENTARIUM CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, statements of cash flows and statements of changes in shareholders’ equity, present fairly, in all material respects, the financial position of Instrumentarium Corporation and its subsidiaries (Instrumentarium) at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Finland. These financial statements are the responsibility of Instrumentarium’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in Finland, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Finland vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 23 to the consolidated financial statements.

Helsinki, Finland

February 10, 2003, except for Note 24,
as to which the date is June 23, 2003

PricewaterhouseCoopers Oy
Authorized Public Accountants

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES

Consolidated Income Statements
(in thousands, except for per share amounts)

		Year ended December 31,

	Note	2000	2001	2002

		EUR	EUR	EUR
Net sales	(2)	912,843	1,025,361	1,126,671
Cost of goods sold		(454,756)	(489,894)	(541,890)

Gross profit		458,088	535,466	584,781
Selling and marketing expenses		(240,306)	(244,080)	(256,982)
Research and development expenses		(63,816)	(66,627)	(83,366)
General and administrative expenses		(86,714)	(94,092)	(106,610)
Other operating income and expenses, net	(3)	22,643	1,311	9,289

Operating profit before non-recurring items and amortization of goodwill		89,896	131,978	147,113
Non-recurring operating income and expenses, net	(3)	6,177	—	(3,264)
Amortization of goodwill	(4)	(16,344)	(16,501)	(17,383)

Operating profit		79,729	115,477	126,466
Financing income and expenses, net	(5)	(13,177)	(11,899)	1,661

Income before extraordinary items		66,552	103,578	128,127
Extraordinary income and expenses, net	(6)	3,520	—	69,222

Income after extraordinary items		70,072	103,578	197,349
Income taxes	(7)	(23,465)	(31,438)	(41,720)

Income before minority interests		46,607	72,140	155,629
Minority interests		(29)	(4)	128

Net income		46,579	72,136	155,757

Earnings per share	(8)	0.90	1.50	1.80

Diluted earnings per share	(8)	0.90	1.50	1.74

See Notes to the Consolidated Financial Statements

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
(in thousands)

		Year ended December 31,

	Note	2001	2002

		EUR	EUR
ASSETS
Non-current assets
Intangible assets	(10)
Intangible rights		4,545	15,539
Goodwill		255,640	278,703
Other capitalized expenditures		5,763	4,524

		265,948	298,767
Tangible assets	(10)
Land and water areas		6,083	5,131
Buildings		62,794	56,430
Machinery and equipment		43,775	42,332
Advance payments and assets under construction		3,127	2,792

		115,779	106,685
Investments
Shares and holdings in associated companies	(11)	75	167
Other shares and holdings	(11)	15,152	15,969
Receivables from associated companies	(12)	85	131
Loans receivables	(12)	19,129	17,918
Treasury shares	(13)	4,062	4,062

		38,503	38,248
Current assets
Inventories
Raw material and supplies		70,129	59,688
Work-in-progress		25,535	18,756
Finished goods		79,745	108,224

		175,408	186,668
Deferred tax assets	(14)	14,411	41,018
Receivables	(12)
Accounts receivable		292,027	312,790
Loans receivable		1,523	1,238
Other receivables		19,754	23,503
Prepaid expenses and accrued income		18,530	41,878

		331,834	379,410
Cash and cash equivalents		23,753	56,325

Total assets		965,637	1,107,121

See Notes to the Consolidated Financial Statements

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands)

		Year ended December 31,

	Note	2001	2002

		EUR	EUR
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(13)
Share capital		48,169	97,075
Share premium account		108,001	65,519
Reserve for treasury shares		4,062	4,062
Other reserves		4,923	3,559
Retained earnings		285,084	325,493
Net income		72,136	155,757

		522,376	651,465
Minority interests		245	1,606
Commitments and contingencies	(17)
Liabilities
Provisions	(3)	—	9,652
Deferred tax liabilities	(14)	22,556	14,048
Long-term liabilities	(15)
Loans from financial institutions		130,036	30,953
Other long-term liabilities		7,084	9,395

		137,120	40,348
Short-term liabilities	(16)
Loans from financial institutions		78,201	126,852
Advance payments		3,836	8,295
Accounts payable		58,673	59,954
Other short-term liabilities		17,011	18,209
Accrued liabilities		125,619	176,691

		283,340	390,001
Total liabilities		443,016	444,398
Total shareholders’ equity and liabilities		965,637	1,107,121

See Notes to the Consolidated Financial Statements

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES

Consolidated Cash Flow Statements
(in thousands)

		Year ended December 31,

		2000	2001	2002

		EUR	EUR	EUR
Cash flow from operating activities
Net income		46,579	72,136	155,757
Adjustments to net income	(9)	45,275	79,678	18,740
Change in working capital	(9)	(29,615)	(12,471)	(6,246)

Net cash provided by operating activities before interests and taxes		62,238	139,344	168,252
Interests paid		(20,456)	(11,145)	(7,599)
Taxes paid		(24,105)	(26,800)	(26,345

Net cash provided by (used in) operating activities		17,677	101,399	134,308
Cash flow from investing activities
Acquired companies and businesses, net of cash acquired	(9)	(20,594)	(16,980)	(128,061)
Investments in other non-current assets		(27,976)	(26,278)	(49,215)
Proceeds from disposition of companies and businesses		44,170	—	137,655
Proceeds from sale of other non-current assets		27,304	3,393	5,692
Increase (-) decrease (+) in short-term investments		(402)	(224)	207
Proceeds from other long-term investments		1,243	1,701	1,164
Investments in other long-term investments		(8,914)	(11,651)	(94)
Professional fees related to the combination agreement		—	—	(2,819)
Ohmeda acquisition (1)		47,913	—	—

Net cash provided by (used in) investing activities		62,743	(50,039)	(35,471)
Cash flow after investing activities		80,420	51,360	98,837
Cash flow from financing activities
Dividends paid		(16,143)	(23,999)	(28,899)
Proceeds from issuance of common shares		—	—	6,424
Increase (+) decrease (-) in short-term debt		(31,067)	(9,629)	53,084
Proceeds from long-term debt		92,266	2,614	171,229
Principal payments on long-term debt		(123,525)	(19,355)	(266,731)

Net cash provided by (used in) financing activities		(78,469)	(50,368)	(64,893)
Net increase (+) decrease (-) in cash and cash equivalents		1,952	991	33,944
Cash and cash equivalents at beginning of year		20,366	22,419	23,753
Effect of exchange rate changes on cash		102	342	(1,372)

Cash and cash equivalents at end of year		22,419	23,753	56,325

1) The payment in September 2000 from Baxter Healthcare Corporation related to Ohmeda acquisition

Consolidated cash flow statement has been prepared in accordance with requirements of SFAS No.95

See Notes to the Consolidated Financial Statements

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands)

	Number of		Share			Cumulative
	shares	Share	premium	Treasury	Other	translation	Retained
	outstanding	capital	account	shares	reserves	adjustments	earnings(1)	Total

	(thousand)	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at December 31, 1999	23,996	48,169	108,001	3,423	6,616	247	279,166	445,622
Transfer to reserve for treasury shares	(22)	—	—	613	—	—	(613)	—
Transfer to other reserves		—	—	—	(1,309)	—	1,309	—
Reverse of revaluation		—	—	—	—	—	(467)	(467)
Dividend paid, EUR 0.67 per share		—	—	—	—	—	(16,143)	(16,143)
Donation		—	—	—	—	—	(50)	(50)
Translation adjustment		—	—	—	—	(2,286)	—	(2,286)
Net income		—	—	—	—	—	46,579	46,579
Balance at December 31, 2000	23,974	48,169	108,001	4,035	5,307	(2,038)	309,781	473,255
Transfer to reserve for treasury shares	(1)	—	—	27	—	—	(27)	—
Transfer to other reserves		—	—	—	(384)	—	384	—
Reverse of revaluation		—	—	—	—	—	—	—
Dividend paid, EUR 1.00 per share		—	—	—	—	—	(23,974)	(23,974)
Donation		—	—	—	—	—	(25)	(25)
Translation adjustment		—	—	—	—	984	—	984
Net income		—	—	—	—	—	72,136	72,136
Balance at December 31, 2001	23,973	48,169	108,001	4,062	4,923	(1,054)	358,275	522,376
Bonus issue(3)	23,973	48,169	(48,169)	—	—	—	—	—
Shares subscribed with warrants, registered	93	187	1,436	—	—	—	—	1,623
Shares subscribed with warrants, unregistered (2)		550	4,251	—	—	—	—	4,802
Transfer to other reserve		—	—	—	(1,364)	—	1,364	—
Reverse of revaluation		—	—	—	—	—	—	—
Dividend paid, EUR 0.60 per share		—	—	—	—	—	(28,899)	(28,899)
Donation		—	—	—	—	—	(25)	(25)
Translation adjustment		—	—	—	—	(4,168)	—	(4,168)
Net income		—	—	—	—	—	155,757	155,757
Balance at December 31,2002	48,039	97,075	65,519	4,062	3,559	(5,223)	486,473	651,465

(1)	Retained earnings includes equity share of untaxed reserves of EUR 21,431 thousand as of December 31, 2002, which are not distributable.

(2)	registered on January 16, 2003

(3)	excluding treasury shares

See Notes to the Consolidated Financial Statement

Accounting Principles

Description of business

     Instrumentarium Corporation and its subsidiaries (together, “Instrumentarium”, the “Company” or the “Group”) is an international healthcare company based in Finland. Instrumentarium focuses on manufacturing, marketing and distributing medical equipment. Instrumentarium’s business is divided into two segments: Anesthesia and Critical Care and Medical Equipment.

Basis of presentation and reclassifications

     The consolidated financial statements of Instrumentarium Corporation and subsidiaries are prepared in accordance with generally accepted accounting principles in Finland.

     Certain prior year balances and notes thereto have been reclassified to conform to the current year presentation.

     The consolidated financial statements are presented in thousands of euro (EUR), except for share and per share data and are prepared under the historical cost convention.

Use of estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in Finland requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

     The consolidated financial statements include the accounts of the parent company Instrumentarium Corporation, and all companies in which it holds, directly or indirectly through subsidiaries, over 50 percent of the voting rights or controls through management agreements with majority shareholders.

     Companies acquired during the accounting period are consolidated from the date of acquisition. Companies sold during the accounting period are consolidated until the date of sale.

     The acquisitions of companies are accounted for under the purchase method. Excess over the cost of net assets of the acquired companies is allocated to the fair value of acquired fixed assets, if applicable. The remaining difference is carried as goodwill and is amortized on a straight-line basis over its expected useful life not exceeding 20 years. These principles are also applied where appropriate in the case of mergers or liquidations of Group companies.

     Assets held for sale are valued at lower of carrying amount or fair value less costs to sell. Amortization and depreciation related to assets held for sale is ceased.

     All inter-company transactions, receivables, liabilities and unrealized profits as well as distribution of profits within the Group, are eliminated at the consolidation. Minority interests are presented separately after taxes in the income statement and they are also presented separately from shareholders’ equity in the consolidated balance sheet.

     The Group’s share of profits and losses in associated companies, in which the Group holds 20 to 50 percent of the voting rights, is included in the consolidated profit and loss account in accordance with the equity method of accounting.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

The share of result of the associated companies whose activity is closely connected with the business areas of Instrumentarium, is recorded in other income and expenses, net. The share of result of the other associated companies is recorded in financing income and expenses, net. The share of post-acquisition retained profits and losses of associated companies is reported as part of investments in associated companies in the consolidated balance sheet.

Foreign currency translation

     Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of the transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the balance sheet date foreign currency denominated receivables and liabilities are translated using the rates of exchange prevailing at the balance sheet date. Foreign exchange gains and losses related to normal business operations and foreign exchange gains and losses associated with financing are entered under financial income and expenses.

     The income statements of foreign subsidiaries are translated into euro at the average monthly exchange rates for the year. The balance sheet items except net income are translated into euro at the exchange rate of the balance sheet date. Differences arising from the translation of shareholders’ equity and income statement and balance sheet are recorded under shareholders’ equity. Exchange differences that result from loans and financial instruments designated as hedges of net investments in foreign subsidiaries are recorded against the translation differences in the consolidated shareholders’ equity, net of taxes.

Exchange rates used in consolidation

	Average exchange rates			Exchange rates at balance sheet date

	2000	2001	2002	2001	2002

USD	0.924	0.896	0.945	0.881	1.049
SEK	8.446	9.256	9.159	9.301	9.153
NOK	8.114	8.049	7.510	7.952	7.276
GBP	0.609	0.622	0.629	0.609	0.651
CAD	1.371	1.387	1.483	1.408	1.655
JPY	99.530	108.734	118.066	115.330	124.390
AUD	1.589	1.732	1.737	1.728	1.856

Revenue recognition

     Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is probable.

     Revenues and profits on long-term contracts are recorded using the stage of completion method, provided that the outcome of the contract can be assessed with reasonable certainty. Sales are recognised over the contract period based on the progress to completion as determined by the cost-to-cost method of accounting. Any anticipated losses on contracts are charged to operations as soon as they are determinable.

     Revenues received under royalty, licensing and other contractual agreements are recognized based upon performance under the terms of the underlying agreements. Shipping and handling costs are included in selling and marketing expenses.

Advertising and sales promotion costs

     Advertising and sales promotion costs are expensed as incurred.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Research and development costs

     Research and development costs are expensed as incurred.

Pensions and coverage of pension liabilities

     The pension schemes of Finnish Group companies are covered by pension insurance companies. Non-Finnish subsidiaries make their own pension arrangements in accordance with local practice and legislation. Instrumentarium has met minimum funding requirements for the countries in which it maintains pension schemes.

Non-current assets

     Intangible and tangible assets are stated at historical cost less accumulated depreciation. Land areas are not depreciated. Depreciation is recorded by using the straight-line method based on estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Buildings	20-40	years
Machinery and equipment	4-10	years
Intangibles	3-10	years
Goodwill	5-20	years

     The Company reviews long-lived assets and certain intangibles to be held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is required to be recognized in an amount by which the asset’s net book value exceeds its fair market value.

Inventories

     Inventories are stated at the lower of cost, on a first-in-first-out (FIFO) basis, or net realizable value. Net realizable value is the amount that can be realized from the sale of the asset in the normal course of business less the costs of realization. In the case of products manufactured by the Company itself, inventory values in the consolidated accounts include an appropriate proportion of production overheads in addition to the direct cost of purchase.

Cash and cash equivalents

     Cash and cash equivalents include cash on hand and unrestricted deposits with banks with original maturities of three months or less.

Taxes on extraordinary items

     Taxes on extraordinary income and expenses are included in extraordinary items in consolidated income statement.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Untaxed reserves

     In Finland and certain other countries, companies are permitted to reduce or increase taxable income by net charges or by income representing adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company’s financial statements and accumulated on the balance sheet. Such amounts are included, net of taxes, in retained earnings in the consolidated balance sheet.

Income taxes

     Income taxes presented in the income statement consist of current and deferred taxes. Current taxes include estimated taxes corresponding to the result for the financial year of the Group, and adjustments of taxes for previous years.

     A deferred tax liability or asset has been determined for temporary differences between tax bases of assets and liabilities and their amounts in financial reporting, using enacted tax rates effective for the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets at their estimated realizable amounts. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     No deferred tax liability has been recognized for undistributed earnings of domestic subsidiaries since, in most cases, such earnings can be transferred to the parent company without tax consequences. The Company does not provide deferred income taxes on undistributed earnings of foreign subsidiaries because such earnings are intended to be permanently reinvested in those operations. A deferred tax liability will be recognized if circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be recovered in a taxable manner, such as through dividends or sale of the investment.

Warranty

     Provision for estimated warranty costs is recorded at the time of the sale and periodically adjusted to reflect actual experience.

Derivative Financial Instruments

     The Company uses a variety of derivative financial instruments, principally foreign exchange forward contracts, foreign exchange options, interest rate futures, forward rate agreements, interest rate options and interest rate swaps for hedging purposes. Foreign exchange and interest rate related instruments are used to reduce exposures to market risk resulting from fluctuations in foreign exchange and interest rates by creating offsetting exposures. The Company is not a party to leveraged financial instruments.

     As a main principle, interest rate and foreign exchange related contracts are recorded at fair values with unrealized gains and losses recognized through current period net income. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. If a derivative financial instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized through current period net income. If an anticipated transaction does not occur, the related hedge is restated at fair value and any gains or losses are recognized in net income. If a hedging instrument is sold or terminated prior to maturity, gains or losses are deferred until the hedged item is recognized in net income.

     Derivatives are designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. Derivatives are measured for effectiveness both at inception of the hedge relationship and on an ongoing basis.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Stock options

     Instrumentarium Oyj has granted stock options to key personnel of the group as a part of the compensation structure (Stock option plans 1998 and 2001). The options are granted with a fixed exercise price set on a date outlined in the plan. When the options are exercised, the proceeds received (less possible transaction costs) are credited to share capital (the countervalue of the shares for accounting purposes) and share premium account.

     The group has recognized a provision for social security costs on unexercised stock options granted to employees.

Earnings per share

     Earnings per share is based on profit before extraordinary items and income taxes adjusted for minority interests and taxes relating to normal business operations. This amount is then divided by the weighted average number of shares outstanding during each period. According to Finnish GAAP, in calculating the weighted average number of shares outstanding, the subscribed shares have been included from their payment date. The own shares owned by the Group have been deducted from the amount of shares outstanding from the date they have been received.

     In calculating the dilution effect, the number of shares which would be issued on conversion of all stock options into shares, has been added to the weighted average number of shares. The proceeds from this conversion have been assumed to have been used for purchasing own shares at fair values and the number of these shares has been deducted from the calculation.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

2 Segment and geographic information

     Instrumentarium adopted SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, in 1998 which changed the way the Company reports information about its operating segments.

     Instrumentarium’s reportable segments are comprised of strategic business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies. Operating segments exhibiting similar long-term financial performance and fulfilling all the requirements of SFAS 131 have been aggregated. The Company has two reportable segments: Anesthesia and critical care and Medical equipment.

     Anesthesia and critical care. Anesthesia and critical care segment represents Instrumentarium’s core business. The division manufactures and markets anesthesia and critical care products including patient monitors and monitoring systems for operating rooms, recovery rooms and intensive care units, anesthesia machines for anesthesia delivery and mechanical ventilation, clinical information systems, and supplies and accessories.

     In July 2002 Instrumentarium acquired all the shares of Spacelabs Medical, Inc., which primarily manufactures critical care patient monitors. The acquired Spacelabs business operations are reported under Anesthesia and Critical Care segment.

     Medical equipment. The Medical equipment segment consists of business units that specialize either in niche healthcare markets or distribution of healthcare products.

     In March 2002 the hospital furniture business of Merivaara was divested. Following the divestment the remaining anesthesia and critical care related operations within Merivaara division were reclassified for all periods presented from Medical Equipment segment to the Anesthesia and Critical Care segment. Divested Merivaara business operations are included in “Other operations” for all periods reported.

     The “Other operations” line includes corporate related items, the results of minor operations comprised of leasing operation units not allocated to reportable segments and the items relating to such divested operations that are not categorized as “Discontinued operations”.

     The “Discontinued operations” represents Optical retail business that was divested at the beginning of November 2002 and is included in “Discontinued operations” for all periods reported.

     The accounting policies of the reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. All intersegment sales are market based. The Company evaluates the performance of its operating segments and allocates resources to them based on operating profit. No single customer represents more than 10 percent of the Group’s net sales.

     Information about Instrumentarium’s reportable segments as of and for the years ended December 31, 2000, 2001 and 2002, is shown in the following tables.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Business segment information

	As at and for the Year Ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Net sales
Anesthesia and critical care	644,977	718,354	815,396
Medical equipment	145,014	176,305	216,754
Other operations	27,296	26,388	6,550
Discontinued operations	95,556	104,314	87,972

Net sales	912,843	1,025,361	1,126,671

Revenues recognized on long-term contracts according to stage of completion method during 2002 amounted to EUR 11 million (1 % of net sales) Revenue that will be recognized on these long-term contracts during 2003 will amount approximately to EUR 23 million

Operating profit (loss)
Anesthesia and critical care	60,342	104,814	133,593
Medical equipment	10,849	14,120	12,519
Other operations	2,947	2,583	(133)
Discontinued operations	10,284	10,661	6,732

Operating profit from businesses	84,422	132,178	152,712
General corporate expenses and non-recurring operating income and expenses, net	11,651	(200)	(8,864)
Amortization of goodwill (1)	(16,344)	(16,501)	(17,383)

Operating profit	79,729	115,477	126,466

	As at December 31,

	2001	2002

	EUR	EUR
Net operating assets (2)
Anesthesia and critical care	482,272	517,657
Medical equipment	132,865	139,652
Other operations	6,503	33
Discontinued operations	24,895	10,771

Net operating assets	646,535	668,113
Non-interest bearing liabilities	234,248	294,582
Corporate headquarters’ asset	84,854	144,425

Total assets	965,637	1,107,121

1)	Includes amortization of goodwill on consolidation and on business acquisitions.

2)	Includes non-current assets, inventories, non-interest bearing short-term receivables (excluding accrued interest and tax related receivables), other long-term non-interest bearing liabilities and short-term non-interest bearing liabilities (excluding accrued interests and tax related liabilities) allocated to business segments.

	Year Ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Capital expenditure
Anesthesia and critical care	10,848	9,284	169,093
Medical equipment	27,164	18,557	14,851
Other operations	495	277	1,070
Discontinued operations	3,697	7,325	2,982
Corporate headquarters	8,797	7,815	10,375

Capital expenditure	51,001	43,258	198,370

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

	Year Ended December 31,

	2000	2001	2002
	EUR	EUR	EUR

Depreciation and amortization
Anesthesia and critical care	15,887	14,193	15,036
Medical equipment	2,154	2,888	4,505
Other operations	713	631	328
Discontinued operations	2,622	3,018	2,836
Corporate headquarters	4,151	2,630	2,756
Amortization of goodwill (1)	16,344	16,501	17,383

Depreciation and amortization	41,871	39,861	42,844

1)	Includes amortization of goodwill on consolidation and on business acquisitions.

	Year Ended December 31,

	2000	2001	2002
Average number of personnel (unaudited)
Anesthesia and critical care	3,477	3,355	3,779
Medical equipment	710	863	1,028
Other operations	137	143	36
Discontinued operations	811	889	734
Corporate headquarters	71	67	73

Average number of personnel	5,205	5,317	5,650

Geographical segment information

     Information about Instrumentarium’s operations in different geographic areas as of and for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Year Ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Net sales
European Union	353,992	395,539	382,461
of which Finland	97,230	104,292	82,074
Rest of Europe	41,549	47,264	37,822
North America	390,142	442,712	532,211
Asia-Pacific	94,314	100,821	123,431
Rest of the world	32,847	39,024	50,746

Net sales	912,843	1,025,361	1,126,671

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

	Year Ended December 31,

	2001	2002

	EUR	EUR
Net operating assets
European Union	387,498	377,964
of which Finland	214,556	197,743
Rest of Europe	3,945	1,843
North America	480,617	565,763
Asia-Pacific	51,446	53,839
Unallocated assets	42,131	107,711

Net operating assets	965,637	1,107,121

	Year Ended December 31,

	2000	2001	2002

		EUR	EUR
Capital expenditure
European Union	40,229	35,452	22,882
of which Finland	31,327	28,700	17,673
Rest of Europe	393	113	121
North America	9,736	7,270	174,769
Asia-Pacific	644	423	598

Capital expenditure	51,001	43,258	198,370

	Year Ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Average number of personnel (unaudited)
European Union	3,085	3,166	3,085
of which Finland	1,931	1,990	1,886
Rest of Europe	109	139	96
North America	1,733	1,729	2,166
Asia-Pacific	278	283	303

Average number of personnel	5,205	5,317	5,650

     Net sales are allocated based on the country in which customers are located.

     Assets, capital expenditures and number of personnel are allocated based on the country in which the Group company is located.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

3 Other operating income and expenses, net

     Other operating income and expenses, net consist of the following:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Other operating income
Rental income	4,654	2,711	3,071
Agency fees and profit sharing	6,155	646	603
Gain on sale of assets	12,509	3,911	4,212
Ohmeda acquisition (1)	3,008	—	—
Other income	5,252	3,219	5,134

	31,577	10,487	13,020
Other operating expenses Expenses on rented properties	(2,680)	(901)	(1,103)
Restructuring expenses (2)	(5,219)	(5,525)	(22)
Loss on sale of assets	(762)	(577)	(851)
Other expenses	(2,080)	(2,426)	(1,486)

	(10,741)	(9,429)	(3,463)
Share in result of associated companies	1,807	253	(268)
Other operating income and expenses, net	22,643	1,311	9,289

(1)	The share of the amount paid by Baxter Healthcare Corporation in September 2000 related to Ohmeda acquisition, which was booked as income.

(2)	The restructuring expenses in 2000 totaling EUR 5,219 thousand and 2001 totaling EUR 5,525 thousand are related to program aimed at improving operating efficiencies in Datex-Ohmeda. The program was launched in 2000 and implemented in 2001.

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Non-recurring operating income and expenses, net
Gain on sale of non-current marketable securities	4,851	—	—
Disposal of business operations	1,327	—	3,558
Restructuring and integration expenses related to the Spacelabs acquisition	—	—	(6,822)

Non-recurring operating income and expenses, net	6,177	—	(3,264)

Provisions Restructuring provision related to Spacelabs acquisition	—	—	9,652

Provisions	—	—	9,652

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

4	Depreciation and amortization

     Depreciation and amortization according to plan by asset category are as follows:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Intangible rights	1,972	1,837	2,728
Goodwill	16,344	16,501	17,383
Other capitalized expenditures	1,792	1,591	1,825
Buildings	5,265	3,697	3,847
Machinery and equipment	16,498	16,236	17,062

	41,871	39,861	42,844

     Depreciation and amortization charged against operations by function are as follows:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Cost of goods sold	7,037	8,397	9,093
Selling and marketing expenses	4,400	3,921	4,272
Research and development expenses	1,523	1,429	1,880
General and administrative expenses	10,990	9,350	9,090
Other operating expenses	1,577	263	1,126
Amortization of goodwill	16,344	16,501	17,383

	41,871	39,861	42,844

5	Financing income and expenses, net

     The components of financing income and expenses, net are as follows:

	Year ended December 31,

	2000	2001	2002
	EUR	EUR	EUR

Dividend income(1)	2,859	372	267
Interest and other financial income
Interest income	2,026	4,285	5,027
Foreign exchange gains (2)	36,406	29,288	30,413
Other financial income	477	4	37

Total	38,909	33,577	35,477
Write-down of long-term investments	—	(2,356)	—
Interest and other financing expenses
Interest expenses	(15,746)	(11,161)	(7,135)

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Foreign exchange losses (2)	(38,969)	(31,904)	(26,433)
Other financing expenses	(229)	(343)	(468)

Total	(54,944)	(43,409)	(34,036)
Share in result of associated companies	(1)	(84)	(46)

Total financing income and expenses, net	(13,177)	(11,899)	1,661

(1)	Dividend income including related avoir fiscal includes in 2000 EUR 851 thousand, in 2001 EUR 38 thousand dividends received in the form of Instrumentarium Corporation shares.

(2)	Foreign exchange gains and losses related to commercial assets and liabilities and hedging these assets and liabilities as well as hedging anticipated cash flows denominated in foreign currency.

6	Extraordinary income and expenses

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Extraordinary income
Amortization of goodwill for the years 1998 and 1999 triggered by the payment from Baxter Healthcare Corporation	3,520	—	—
Gain on sale of the optical retail businesses, net of expenses related to the sale	—	—	97,537
Taxes	—	—	(20,988)

Extraordinary income	3,520	—	76,549
Extraordinary expenses
Professional fees related to the combination between Instrumentarium and GE	—	—	(10,320)
Taxes	—	—	2,993

Extraordinary expenses	—	—	(7,327)
Extraordinary income and expenses, net	3,520	—	69,222

7	Income taxes

     The domestic and foreign components of income before taxes and minority interests are as follows:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Finland	50,219	59,760	55,275
Other countries	16,334	43,818	72,852

	66,552	103,578	128,127

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

     The components of income taxes are as follows:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Current taxes
Finland	19,581	20,806	14,007
Other countries	12,560	5,663	20,971

	32,141	26,469	34,977
Deferred taxes
Finland	(8,954)	366	4,597
Other countries	278	4,603	2,146

	(8,676)	4,970	6,742
Income taxes, total	23,465	31,438	41,720

     The principal reasons for the difference between income tax at Finnish statutory rate and effective tax rate in relation to income before extraordinary items:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Income tax at Finnish statutory rate	29%	29%	29%
Amortization of goodwill on consolidation	6%	4%	3%
Operating losses with no current tax benefit	3%	1%	0%
Adjustment of prior years tax accruals	(8%)	(1%)	2%
Taxes of foreign subsidiaries, which exceed the Finnish statutory rate	6%	2%	2%
Utilized tax loss carry forwards, no deferred tax asset recognized	(1%)	(5%)	(3%)

Effective tax rate on income before extraordinary items	35%	30%	33%

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

8	Earnings per share

     Basic earnings per share and diluted earnings per share in accordance with Finnish GAAP are calculated as follows:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Basic earnings per share
Income before extraordinary items	66,552	103,578	128,127
Minority interests	(29)	(4)	128
Income taxes	(23,465)	(31,438)	(41,720)

	43,059	72,136	86,535

Weighted average number of shares outstanding (in thousands)	47,960	47,946	47,980
Earnings per share	0.90	1.50	1.80

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Diluted earnings per share
Income before extraordinary items	66,552	103,578	128,127
Minority interests	(29)	(4)	128
Income taxes	(23,465)	(31,438)	(41,720)

	43,059	72,136	86,535

Weighted average diluted number of shares outstanding (in thousands)	47,960	48,170	49,744
Diluted earnings per share	0.90	1.50	1.74

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

9	Consolidated cash flow statement

     Following adjustments are made to convert net income on an accrual basis to a cash basis and to remove the effects of items associated with cash flows elsewhere in the cash flow statement:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Adjustments to net income
Depreciation and amortization	41,871	39,861	42,844
Write-down of inventories	9,154	9,730	7,211
Write-down of receivables and non-current assets	1,697	1,815	(769)
Gain (-) loss (+) on sale of companies and businesses	(9,829)	—	(81,802)
Gain (-) loss (+) on sale of other non-current assets	(6,752)	(967)	(1,434)
Unrealized exchange gains (-) exchange losses (+)	(22,939)	(13,789)	(3,663)
Income taxes	23,465	31,438	41,720
Interest expenses	15,746	11,161	7,135
Treasury shares received as dividend	(613)	(27)	—
Ohmeda acquisition(1)	(6,528)	—	—
Professional fees related to combination agreement	—	—	7,327
Other adjustments	3	456	172

Total adjustments	45,275	79,678	18,740

Change in working capital
Increase (-) decrease (+) in inventories	(5,712)	(8,040)	(2,261)
Increase (-) decrease (+) in accounts receivable	(36,247)	(20,868)	(2,335)
Increase (-) decrease (+) in other current receivable	(8,654)	5,365	(5,785)
Increase (+) decrease (-) in accounts payable	5,846	(1,180)	(8,381)
Increase (+) decrease (-) in other non-interest bearing liabilities	15,152	12,252	12,517

Change in working capital	(29,615)	(12,471)	(6,246)

Details of acquired companies and business operations are as follows:
Acquired companies and businesses
Non-current assets	1,165	2,645	10,671
Current assets, other than cash and cash equivalents	9,793	9,638	146,073
Liabilities assumed	(9,463)	(3,475)	(69,706)
Goodwill	19,100	8,172	41,023

Cash outflow on acquisition(2)	20,594	16,980	128,061

Details of proceeds from disposition of companies and business operations are as follows:
Proceeds from disposition of companies and business operations
Non-current assets	35,257	—	23,973
Current assets, other than cash and cash equivalents	1,837	—	28,613
Liabilities	(295)	—	(10,244)
Gain on sale	7,371	—	80,462
Adjustment for consideration receivable and income tax payable	—	—	14,850

Proceeds from disposition of companies and business operations(3)	44,170	—	137,655

(1)	The portion of the amount paid by Baxter Healthcare Corporation in September 2000 related to Ohmeda acquisition which was recorded in other operating income and extraordinary income

(2)	Net of cash acquired

(3)	Net of cash disposed and taxes and disposal costs paid

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

10	Intangible and tangible assets

     Intangible and tangible assets and the changes therein include the following at December 31:

	As at December 31,

	2001	2002

	EUR	EUR
Intangible rights
Acquisition cost at beginning of year	26,047	9,341
Capital expenditure	946	12,032
Business acquisitions	353	7
Dispositions of companies and business operations	—	(711)
Disposals and transfers between line items	(19,050)	4,512
Translation differences	1,044	(1,153)

Acquisition cost at end of year	9,341	24,026
Accumulated amortization at beginning of year	21,000	4,795
Amortization during the year	1,837	2,728
Accumulated amortization of business acquisitions	—	5
Accumulated amortization of dispositions of companies and business operations	—	(400)
Accumulated amortization of sold / disposed assets	(19,023)	1,658
Translation differences	982	(300)

Accumulated amortization at end of year	4,795	8,487

Net book value at end of year	4,545	15,539

Goodwill
Acquisition cost at beginning of year	340,531	346,993
Capital expenditure	1,601	—
Business acquisition	6,723	41,023
Dispositions of companies and business operations	—	(8,892)
Disposals and transfers between line items	(1,179)	(835)
Translation differences	(682)	(1,204)

Acquisition cost at end of year	346,993	377,085
Accumulated amortization at beginning of year	75,841	91,353
Amortization during the year	16,501	17,383
Accumulated amortization of business acquisition	148	—
Accumulated amortization of dispositions of companies and business operations	—	(7,611)
Accumulated amortization of sold / disposed assets	(1,180)	(2,557)
Translation differences	43	(186)

Accumulated amortization at end of year	91,353	98,382

Net book value at end of year	255,640	278,703

Other capitalized expenditures
Acquisition cost at beginning of year	10,916	15,849
Capital expenditure	1,973	3,146
Business acquisitions	333	552
Dispositions of companies and business operations	—	(4,744)
Disposals and transfers between line items	2,565	(2,362)
Translation differences	63	(507)

Acquisition cost at end of year	15,849	11,935

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

	As at December 31,

	2001	2002

	EUR	EUR
Accumulated depreciation at beginning of year	6,664	10,087
Depreciation during the year	1,591	1,825
Accumulated depreciation of business acquisitions	—	205
Accumulated amortization of dispositions of companies and business operations	—	(2,459)
Accumulated depreciation of sold / disposed assets	1,800	(1,994)
Translation differences	31	(254)

Accumulated depreciation at end of year	10,087	7,410

Net book value at end of year	5,763	4,524

Tangible assets
Land and water areas
Acquisition cost at beginning of year	6,012	6,083
Capital expenditure	35	—
Business acquisitions	4	—
Dispositions of companies and business operations	—	(446)
Disposals and transfers between line items	—	(412)
Translation differences	31	(94)

Acquisition cost at end of year	6,083	5,131

Net book value at end of year	6,083	5,131

Buildings
Acquisition cost at beginning of year	90,146	97,939
Capital expenditure	7,903	4,101
Business acquisitions	206	—
Dispositions of companies and business operations	—	(5,862)
Disposals and transfers between line items	(1,448)	344
Translation differences	1,132	(3,869)

Acquisition cost at end of year	97,939	92,653
Accumulated depreciation at beginning of year	31,725	35,144
Depreciation during the year	3,697	3,847
Accumulated amortization of dispositions of companies and business operations	—	(643)
Accumulated depreciation of sold / disposed assets	(832)	(259)
Translation differences	555	(1,867)

Accumulated depreciation at end of year	35,144	36,223

Net book value at end of year	62,794	56,430

Machinery and equipment
Acquisition cost at beginning of year	148,332	150,196
Capital expenditure	10,638	14,363
Business acquisitions	1,457	71,315
Dispositions of companies and business operations	—	(18,986)
Disposals and transfers between line items	(13,889)	(20,221)
Translation differences	3,658	(16,859)

Acquisition cost at end of year	150,196	179,808

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

	As at December 31,

	2001	2002

	EUR	EUR
Accumulated depreciation at beginning of year	103,642	106,420
Depreciation during the year	16,236	17,062
Accumulated depreciation of business acquisitions	—	62,169
Accumulated amortization of dispositions of companies and business operations	—	(8,579)
Accumulated depreciation of sold / disposed assets	(16,305)	(25,526)
Translation differences	2,847	(14,070)

Accumulated depreciation at end of year	106,420	137,476

Net book value at end of year	43,775	42,332

Advance payments and assets under construction
Acquisition cost at beginning of year	2,748	3,127
Capital expenditure	5,049	9,179
Disposals and transfers between line items	(5,039)	(8,173)
Translation differences	369	(1,342)

Net book value at end of year	3,127	2,792

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

11	Investments

	As at December 31,

	2001	2002

	EUR	EUR
Shares and holdings in associated companies
Acquisition cost at beginning of year	1,609	1,904
Capital expenditure	217	360
Translation differences	77	234

Acquisition cost at end of year	1,904	2,497
Accumulated equity adjustment at beginning of year	(1,572)	(1,828)
Share of result of associated companies	169	(314)
Dividends received	(472)	—
Sales and disposals	125	46
Translation differences	(77)	(234)

Accumulated equity adjustment at end of year	(1,828)	(2,330)

Net book value at end of year	75	167

Shares and holdings in associated companies include unamortized goodwill balance EUR 93 thousand.

Other shares and holdings
Acquisition cost at beginning of year	18,664	15,152
Capital expenditure	6	6,035
Business acquisitions	2	1177
Business disposals	—	(4,024)
Other sales and disposals	(3,643)	(2,276)
Translation differences	123	(94)

Net book value at end of year	15,152	15,969

Other shares and holdings include the following:
Non-current marketable equity securities	805	153
Real estate shares	10,442	8,903
Other shares and holdings	3,904	6,913

	15,152	15,969

          The investments in non-current marketable equity securities are carried at the lower of acquisition cost or market. The market value of the non-current marketable equity securities at December 31, 2001 and 2002 was EUR 3,303 thousand and EUR 1,245 thousand, respectively. Proceeds from sales of investments in non-current marketable equity securities were EUR 24,826 thousand, EUR 1,316 thousand and EUR 1,661 thousand during 2000, 2001 and 2002, respectively. Gross gains of EUR 7,142 thousand, EUR 1,308 thousand and EUR 1,008 thousand for 2000, 2001 and 2002, respectively, were realized on those sales.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

12 Receivables

     Interest bearing and non-interest bearing assets are as follows:

	As at December 31,

	2001	2002

	EUR	EUR
Long-term interest bearing receivables
Loans receivable	19,129	17,918

Long-term non-interest bearing receivables
Loans receivable from associated companies	85	131
Long-term accounts receivable	3,921	4,279
	4,006	4,410

Short-term interest bearing receivables
Loans receivable	1,389	1,238

Short-term non-interest bearing receivables
Accounts receivable	288,106	308,511
Loans receivable	134	—
Other receivables	19,754	23,503
Prepaid expenses and accrued income	18,530	41,878

	326,524	373,892

     Receivables falling due after one year are included in long-term receivables.

	As at December 31,

	2001	2002

	EUR	EUR
Prepaid expenses and accrued income are as follows:
Accrued interest and exchange gains for derivatives	1,510	12,635
Tax receivable	3,483	8,432
Receivables relating to acquired and sold businesses	669	359
Receivables relating to long term contracts	—	8,105
Other	12,867	12,347

	18,530	41,878

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

13     Shareholders’ equity

Share capital

     The share capital of Instrumentarium Corporation at December 31, 2002 was EUR 96,524,276 and it was divided into 48,262,138 shares. All shares have an equal voting right and they confer on their holders the same rights to Company assets and profit distribution.

     Under its Articles of Association, the Company’s minimum amount of share capital is EUR 35 million and the maximum amount is EUR 140 million.

Treasury shares

     At December 31, 2002 the Group owned 222,722 Instrumentarium Corporation shares which have been received as dividend during 1999, 2000 and 2001. The shares have been recorded as a long-term investment on the balance sheet at acquisition cost of EUR 4,062 thousand. The shares correspond to 0.46 % of the Company’s shares and voting rights.

Amount of	Received as dividend,	Average price(1)	Acquisition cost,
shares	date	EUR	EUR thousands

175,656	6.8.1999	19,36	3,401
1,368	30.9.1999	15.93	22
2,052	21.3.2000	16.03	33
41,936	14.4.2000	13.83	580
1,710	9.4.2001	15.58	27

222,722			4,062

(1)	The average price is based on the trade volume weighted average price on the day dividend was paid

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Stock options

Stock Option Plan 1998

     According to the Stock Option Plan approved by the Extraordinary Shareholders’ meeting on June 17, 1998, key personnel and members of the Board of Directors of the Company have been issued stock options as a part of an incentive program. According to the terms of the Stock Option Plan the maximum number of stock options to be issued is 1,300,000, of which 390,000 are marked with a letter A, 390,000 with a letter B, and 520,000 with a letter C. As a part of the Stock Option Plan 2001, 1998 stock options, which were in the possession of a wholly owned subsidiary of Instrumentarium Corporation, and entitled to subscription for 500,000 shares, were not used and were cancelled by the Company. The outstanding stock options entitle to subscription of a total 2,516,449 shares of the Company. The amount of shares that can be subscribed with the stock options has been adjusted by multiplying it by 2.3922 due to a rights issue made in December 1998 and a bonus issue made in 2002.

	Options granted at	Shares to be		Exercise price adjusted
Stock options	December 31, 2002(1)	subscribed	Subscription period	for share issue, EUR(2)
1998A	292,500	699,718	1.6.2001-30.6.2006	18.14
1998B	299,553	716,590	1.6.2002-30.6.2006	16.32
1998C	430,200	1,029,124	1.6.2003-30.6.2006	14.77

Total	1,022,253	2,445,432

(1)	Excluding options that have been cancelled or exercised

(2)	The exercise price is based on the trade volume weighted average price of the Company’s previous Letter B share during a period determined in the terms of the option program. The period for Letter A options is Aug 1, - Oct 31, 1998, Letter B options Nov 1, 1998 – Jan 1, 1999 and Letter C options Feb 1, — Apr 30, 1999.

Stock Option Plan 2001

     According to the Stock Option Plan approved by the Annual General Meeting on March 26, 2001, key personnel of the Company have been issued stock options as a part of an incentive program. The maximum number of stock options to be issued is 860,000, of which 430,000 are marked with a letter A and 430,000 with a letter B, entitling to subscription of a total of 1,720,000 shares of the Company. The amount of shares that can be subscribed with the stock options has been adjusted by multiplying it by 2.00 due to a bonus issue made in 2002. From the share subscription price of stock options 2001A and 2001B shall, as per the dividend record date, be deducted the amount of the special dividend, which differs from the Company’s normal dividend policy and is determined by the Board of Directors, distributed after the beginning of the period for determination of the subscription price but before the date of subscription for shares.

	Options granted at	Shares to be		Exercise price adjusted
Stock options	December 31, 2002	subscribed	Subscription period	for share issue, EUR(1)
2001A	399,800	799,600	1.12.2003-30.6.2007	17.27
2001B	171,000	342,000	1.12.2004-30.6.2007	21.54

Total	570,800	1,141,600

(1)	The exercise price is based on the trade volume weighted average price of the Company’s share during a period determined in the terms of the option program. The period for Letter A options is Apr 1, — Jun 3, 2001 Letter B options Oct 1, — Dec 31, 2001.

     If a stock option holder ceases to be employed by or in the service of the Company for any other reason than retirement or death, then such person shall without delay offer to the Company free of charge such option certificates for which the share subscription period has not commenced. In Stock Option Plan 1998 there is an exception for this for a member of the Board of Directors who is not employed by or in the service of a company on a full time basis.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Distributable funds

Total distributable funds are as follows:

	As at December 31,

	2001	2002

	EUR	EUR
Retained earnings	285,084	325,493
Net income	72,136	155,757
Equity share of untaxed reserves	(21,998)	(21,431)

Total distributable funds	335,223	459,820

Total distributable funds of the Parent company on December 31, 2002 were EUR 432,177 thousand.

The Combination Agreement between Instrumentarium and GE

     According to the Combination Agreement between Instrumentarium and GE, signed on December 18,2002, GE will make an offer for all outstanding options of Instrumentarium. The offer price for the stock options is EUR 52.29 per 1998A options, EUR 56.65 per 1998B option, EUR 60.36 per 1998C option, EUR 45.46 per 2001A option and EUR 36.92 per 2001B option. Additionally, Instrumentarium has undertaken not to distribute or grant any of the stock options issued or held by the Company ´s subsidiaries, except for options that have been previously granted and delivered to an employee, and having been forfeited by such employee.

14      Deferred tax assets and liabilities

     The components of deferred tax assets and liabilities at December 31, 2001 and 2002 are as follows:

	As at December 31,

	2001	2002

	EUR	EUR
Deferred tax assets
Internal margin on inventories	10,538	8,835
Differences between book and tax basis	15,899	37,901
Valuation allowance	(12,026)	(5,718)

	14,411	41,018

Deferred tax liabilities
Accelerated depreciation and reserves	8,985	8,753
Differences between book and tax basis	13,571	5,295

	22,556	14,048

     At December 31, 2002 accumulated tax loss carryforwards, mainly attributable to foreign subsidiaries amounted to EUR 7,700 thousand, of which approximately EUR 670 have no expiration date. The remaining loss carryforwards expire during 2002-2019. At December 31, 2001 accumulated tax loss carryforwards amounted to EUR 25,480 thousand. The net operating loss benefits for the years ended December 31, 2001 and 2002 amounted approximately to EUR 19,300 thousand and EUR 16,200 thousand, respectively.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

15     Long-term liabilities

     Long-term debt consist of the following at December 31,

	As at December 31,

	2001	2002

	EUR	EUR
Long-term interest bearing liabilities
Loans from financial institutions	130,036	30,953
Other long-term interest bearing liabilities	84	8

	130,120	30,961
Long-term non-interest bearing liabilities
Other long-term non-interest bearing liabilities	7,000	9,387

	7,000	9,387
Total long-term liabilities	137,120	40,348

     Maturities of long-term liabilities as of December 31, 2002, were as follows:

Year	EUR
2004	481
2005	271
2006	17
2007	181
2008	2
Thereafter	39,395

40,348

     The Company has had a syndicated credit facility of USD 300 million (EUR 286 million) since July 1998. The term of the syndicated credit facility is seven years with repayment in five semiannual installments beginning at the end of the fifth year. The facility is a multi-currency facility. There is no balance presently outstanding. The average interest rate is based on LIBOR. After the fifth year, the margin on the interest rate will increase from 0.225 percent to 0.25 percent for the two remaining years. The commitment fee for the undrawn balances is 0.10 percent per annum. The terms of the credit facility contain certain debt covenants including limitations on indebtedness, liens, change of business, mergers, and disposal of assets.

     The Company has had a loan of EUR 30 million from Nordic Investment Bank since December 2002. The term of the loan is approximately ten years and it will be prepaid in one instalment at the end of the loan term. The interest rate is based on EURIBOR with the margin of 0.45 percent. The interest rate was 3.39 percent at December 31, 2002. The terms of the loan contain certain debt covenants including limitations on indebtedness, liens, change of business, mergers and disposal of assets.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

16     Short-term liabilities

Short-term liabilities consists of the following at December 31:

Short-term interest bearing liabilities

	As at December 31,

	2001	2002

	EUR	EUR
Loans from financial institutions	14,518	15,021
Commercial papers	63,683	111,831
Other loans	448	1,654

Short-term interest bearing liabilities	78,649	128,507

The weighted average interest rate for short-term interest bearing liabilities at December 31, 2002 and 2001 was approximately 3.1 % and 4.0%, respectively.

Instrumentarium maintains lines of credit and overdraft arrangements with certain banks. The unused portion of lines of credit aggregated to EUR 9,940 thousand at December 31, 2002. Overdrafts are included in Loans from financial institutions.

Short-term non-interest bearing liabilities

	As at December 31,

	2001	2002

	EUR	EUR
Advance payments	3,836	8,295
Accounts payable	58,673	59,954
Other short-term liabilities	16,563	16,555
Accrued liabilities	125,619	176,691

Short-term non-interest bearing liabilities	204,691	261,495
Total short-term liabilities	283,340	390,001

Accrued liabilities

Accrued liabilities consist of following at December 31:

	As at December 31,

	2001	2002

	EUR	EUR

Accrued payroll	39,542	50,023
Accrued income taxes	18,288	41,096
Other post-retirement benefits	28,731	29,044
Accrued warranty expense	7,591	11,389
Other	31,468	45,140

Accrued liabilities	125,619	176,691

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

17     Commitments and contingencies

     Commitments and contingencies consist of the following at December 31:

	As at December 31,

	2001	2002

	EUR	EUR
On behalf of Instrumentarium
Securities pledged for commitments	—	—
Mortgages for bank guarantees	3,364	—
Guarantees	10,207	36,167
Other commitments	8,642	10,047

	22,213	46,214
Pension commitments
Other pension commitments	249	250

	249	250
Commitments and contingencies, total	22,462	46,464

     At December 31, 2001 and 2002, the Group was contingently liable for approximately EUR 405 thousand and EUR 82 thousand, respectively, relating to repurchase obligations.

18      Leasing contracts

     The Company leases tangible assets, including buildings and machinery and equipment under long-term arrangements.

     Future minimum annual lease-payments at December 31, 2002, principally for non-cancelable operating leases, that have initial or remaining non-cancelable lease terms in excess of one year, were as follows:

	Financial lease	Operating lease	Total

	EUR	EUR	EUR
Fiscal:
2003	328	14,805	15,134
2004	248	11,916	12,164
2005	138	9,042	9,180
2006	10	974	984
2007	—	485	485
Thereafter	—	1,000	1,000

Total minimum lease payments	725	38,221	38,946

     Total rental expenses amounted to EUR 12,644 thousand, EUR 15,177 thousand and EUR 16,626 thousand in the years ended December 31, 2000, 2001 and 2002, respectively.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

19      Financial instruments

Financial risk management and derivative financial instruments

     The Company’s financial risks are managed according to a financial risk management policy set and approved by the Board of Directors of Instrumentarium Corporation. The objective of the financial risk management policy is to identify and analyze risk positions, to measure the risks and to hedge against them using appropriate and cost-effective means. The Company has market risk exposures to foreign exchange rates, interest rates and marketable equity securities, together with liquidity and credit risks.

Market risk

     Variety of derivative financial instruments are used, principally foreign exchange forward contracts, foreign exchange options, interest rate futures, forward rate agreements, interest rate options and interest rate swaps for hedging purposes. Foreign exchange and interest rate related instruments are used to reduce exposures to market risk resulting from fluctuations in foreign exchange and interest rates by creating offsetting exposures. Leveraged financial instruments are not used.

     The foreign exchange position of the Company is managed centrally. Foreign exchange related contracts are held on a fair value basis and unrealized gains and losses are recognized through current period net income. Foreign exchange forward contracts and foreign exchange options are used to hedge the foreign exchange risk on certain commercial assets (accounts receivable) and liabilities (accounts payable) and a proportion of related anticipated cash flows denominated in foreign currencies up to 9 months forward. The principal foreign currency to which the Company is exposed is the U.S. dollar. Loans are used to hedge part of net equity investments of the Company in foreign subsidiaries.

     The interest rate position of the Company is managed centrally. Interest rate related contracts are held on a fair value basis and unrealized gains and losses are recognized through current period net income.

     Derivatives are designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. Derivatives are measured for effectiveness both at inception and on an ongoing basis. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. If a derivative financial instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized through current period net income. If an anticipated transaction does not occur, the related hedge is restated at fair value and any gains or losses are recognized in net income. If a hedging instrument is sold or terminated prior to maturity, gains or losses are deferred until the hedged item is recognized in net income. Currently the Company does not apply hedge accounting.

     Marketable equity securities holdings are minor. Price risk of these marketable equity securities is not hedged.

Liquidity risk

     The Company’s goal is to maintain liquidity at an appropriate level in relation to its business activities at all times. The Company has unused credit lines at its disposal in addition to the liquid funds in the balance sheet.

Credit risk

     Credit risks arising from financial operations are managed by entering into contracts only with counter-parties with a good credit standing. The Company sets cash and maturity limits on these approved counter-parties and monitors their credit positions and ratings continuously.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Carrying amount, notional and fair value

     The table below shows the notional principal, fair value and credit risk amounts of the Company’s foreign currency instruments and interest rate derivatives at December 31, 2001 and 2002. The notional principal amount for off-balance-sheet instruments provide one measure of the transaction volume outstanding as of year-end, and does not represent the amount of Company’s exposure to credit risk or market loss. The credit risk amount in the table below represents the Company’s gross exposure to potential accounting loss on these transactions if all counter-parties failed to perform according to the terms of the contract. The Company’s exposure to credit loss and market risk will vary over time as a function of interest rates and currency exchange rates. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of December 31, 2001 and 2002. Although the table below reflects the notional principal, fair value, and credit risk amounts of the Company’s foreign exchange and interest rates instruments, it does not reflect the gains or losses associated with the exposures and transactions that the foreign exchange and interest rate instruments are intended to hedge. The gains and losses ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

	As at December 31, 2002

	Notional		Credit	Carrying
	amount	Fair value	risk	amount

	EUR	EUR	EUR	EUR
Foreign exchange instruments
Forwards to buy	74,660	(716)	—	(716)
Forwards to sell	286,923	12,254	12,254	12,254
Options purchased	40,362	97	97	97
Options written	39,227	(25)	—	(25)

	As at December 31, 2001

	Notional	Fair	Credit	Carrying
	amount	value	risk	amount

	EUR	EUR	EUR	EUR
Foreign exchange instruments
Forwards to buy	55,018	1,333	1,333	1,333
Forwards to sell	90,233	(1,162)	—	(1,162)
Options purchased	20,240	124	124	124
Options written	20,378	(47)	—	(47)
Interest rate instruments
Futures	50,000	(16)	—	(16)
Options purchased	1,491	—	—	—

Fair value of other financial instruments

     The carrying amounts reflected in the consolidated balance sheets for short-term financial instruments approximate fair value.

     The fair value of Company’s long-term loans (both receivables and payables) is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for loans of the same remaining maturities. The fair value of long-term liabilities, long-term receivables and loans receivable and payable is not significantly different from their carrying value.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

20 Personnel expenses and number of personnel

     Instrumentarium’s personnel expenses and number of personnel are as follows:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Salaries, bonuses and fees to the members of Board of Directors and Presidents	3,671	4,163	5,589
Total wages and salaries	245,069	258,973	285,938
Pension expenses	19,822	29,289	29,274
Other personnel expenses	29,089	30,768	44,716

	293,980	319,030	359,928

	2000	2001	2002

Number of personnel (unaudited)
Personnel, average	5,205	5,317	5,650
Personnel, at year end	5,217	5,386	5,325

Pension arrangements for management

     The members of Board of Directors of Instrumentarium Corporation employed by the Company may retire at the age of 60. The retirement age of the managing directors of the group companies is determined according to local standards in respective countries.

21      Shareholdings in subsidiaries and associated companies

		At December 31, 2002
Shares in subsidiaries	Country	Shareholding %

Anestesia and Critical Care
Datex-Ohmeda Pty. Ltd.	Australia	100
Datex-Ohmeda S.L.	Spain	100
Datex-Ohmeda B.V.	Netherlands	100
Datex-Ohmeda (India)Pvt. Ltd	India	100
Datex-Ohmeda Ltd.	Great Britain	100
Instrumentarium UK Ltd.	Great Britain	100
Datex-Ohmeda S.p.A.	Italy	100
Datex-Ohmeda K.K.	Japan	100
Datex-Ohmeda (Canada) Inc.	Canada	100
Datex-Ohmeda A/S	Norway	100
Datex-Ohmeda S.A.S	France	100
Instrumentarium AB	Sweden	100
Datex-Ohmeda GmbH	Germany	100
Datex-Ohmeda Pte. Ltd.	Singapore	100
Datex-Ohmeda, Inc.	USA	100
Spacelabs Medical Products Pty. Ltd	Australia	100
Spacelabs Medical S.A.	Spain	100
Spacelabs Medical Trading Co.	Guam	100
Spacelabs Medical Limited	Hong Kong	100
Spacelabs Medical Private Ltd.	India	100
Spacelabs Medical Ltd.	Great Britain	100
Spacelabs Medical s.r.l.	Italy	100
Spacelabs Medical Products GmbH	Austria	100
Spacelabs Medical Instruments (Tianjin) Co. Ltd.	China	100

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

		At December 31, 2002
Shares in subsidiaries	Country	Shareholding %

Shanghai Burdick Medical Instrument Co., Ltd	China	56.0
Spacelabs Medical S.A. De C.V.	Mexico	100
Spacelabs Medical S.A.S	France	100
Spacelabs Medical AB	Sweden	100
Spacelabs Medical GmbH	Germany	100
Spacelabs Pte. Ltd.	Singapore	100
Spacelabs Medical Ltd.	Taiwan	100
Spacelabs International, Inc. Delaware	USA	100
Spacelabs Medical Data Corporation	USA	100
SMD Software, L.L.C. Washington	USA	55.0
Spacelabs Burdic, Inc. Delaware	USA	100
Deio B.V.	Netherlands	100
Deio Ltd.	Great Britain	100
Deio s.r.l.	Italy	100
Deio (Canada) Inc.	Canada	100
Deio S.A.S	France	100
Deio AB	Sweden	100
Deio GmbH	Germany	100
Deio Pte. Ltd.	Singapore	100
Deio Corporation	Finland	97.6
Deiobox Oy	Finland	100
Deio Holdings, Inc.	USA	100
Deio, Inc.	USA	100
Medical Equipment
Instrumentarium Imaging Italia s.r.l.	Italy	100
Instrumentarium Imaging France S.A.R.L.	France	100
Instrumentarium Dental GmbH	Germany	100
Instrumentarium Imaging Ziehm GmbH	Germany	100
Instrumentarium Imaging Inc.	USA	100
Instrumentarium Imaging Ziehm, Inc.	USA	100
Soredex, Inc.	USA	100
SIA Instrumentarium Medical	Latvia	100
Medko Medical Ltd.	Finland	100
Instrumentarium Medical OÜ	Estonia	100
Other
Datia Holdings, Inc.	Netherlands	100
Eksperimentarium Oy	Finland	100
Oy Dentaldepot Ab	Finland	99.97
Oy Metava Ab	Finland	100
Medko Oy	Finland	100
Sotem Oy	Finland	100
Urtsni Oy	Finland	100
Kiinteistö Oy Lahti Puustellintie 3	Finland	100
Litonii Gård Ab	Finland	90.0
Bostads Ab Hafnia	Finland	73.0
Instrumentarium Holdings, Inc.	USA	100
Shares in associated companies
Abmin Technologies Oy	Finland	42.5
IBD Holdings LLC	USA	50.0
Intensium Oy	Finland	48.0
Sentinel Wireless Incorporated	USA	30.0

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

22     Significant Acquisition

Spacelabs-acquisition 2002

     In July 3, 2002, the Company acquired all the shares of Spacelabs Medical, Inc., which primarily manufactures critical care patient monitors. In total, the businesses acquired had 1,200 employees. Spacelabs Medical is now primarily responsible for Company’s critical care monitoring operations in the USA, while outside North America Spacelabs Medical’s sales companies were integrated into Company’s existing Datex-Ohmeda companies in the latter half of 2002.

     The acquisition has been accounted for as a purchase and the results of Spacelabs have been included in the accompanying consolidated financial statements since the date of acquisition. The company paid USD 14.25 per share in cash, a total of EUR 142,485.

Ziehm-acquisition in 2000

     On January 1, 2000 the Company completed the acquisition of the Ziehm surgical imaging “C-arm” companies. Ziehm believes it is the market leader in Germany for surgical imaging and is a leading supplier in the USA. Ziehm develops, manufactures and distributes surgical C-arm imaging products and has research and development, marketing and manufacturing capability in Germany and in the United States.

     The acquired businesses include shares in Ziehm GmbH, in Germany and Ziehm International, Inc. in the United States. The acquisition has been accounted for as a purchase and the results of Ziehm have been included in the accompanying consolidated financial statements since the date of acquisition. The total cash payment on acquisition amounted to EUR 20,594 and the net assets acquired to EUR 1,495. The excess purchase price over fair market value of the underlying assets of EUR 19,100 was allocated to goodwill, which is amortized over 20 years.

23      Differences between Generally Accepted Accounting Principles in Finland and the United States

     Instrumentarium’s consolidated financial statements are prepared in accordance with Finnish Generally Accepted Accounting Principles (Finnish GAAP), which differ in certain respects from the accounting principles generally accepted in the United States (U.S. GAAP). The principal differences between Finnish GAAP and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income and total shareholders’ equity as of and for the periods indicated.

	As at December 31,

	2000	2001	2002

	EUR	EUR	EUR
Reconciliation of net income
Net income in accordance with Finnish GAAP	46,579	72,136	155,757
U.S. GAAP adjustments:
a) Pension income (expense)	11	(3,352)	9,416
b) Property and equipment, net	6,692	1,072	6,049
d) Purchase accounting	19,835	(648)	1,701
e) Goodwill amortization	—	—	3,277
f) Stock compensation expense	(410)	(29)	959
g) SPP refund	(780)	603	177
i) Software development expense	—	211	(61)
j) Minimum pension liability	—	5,388	5,415
k) Embedded derivatives	—	—	(1,118)

l) Deferred income taxes for U.S. GAAP adjustments	8,605	(4,109)	(11,249)

Net income in accordance with U.S. GAAP	80,533	71,272	170,323

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

     Presentation of net income and earnings per share in accordance with U.S. GAAP for the years ended December 31:

	As at December 31,

	2000	2001	2002

	EUR	EUR	EUR
Income from continuing operations	65,896	63,107	79,606
n) Discontinued operations:
Income from discontinued operations, net of taxes of EUR (1,947), EUR (1,717) and EUR (2,308), respectively	14,636	8,165	4,381
Gain on disposal of discontinued operations, net of taxes of EUR (25,143)	—	—	86,336

Net income in accordance with U.S. GAAP	80,533	71,272	170,323

Basic and diluted earnings per share

	2000	2001	2002

	EUR	EUR	EUR
m) Earnings per share and ADS in accordance with U.S. GAAP:
Basic earnings per share and ADS:
Continuing operations	1.37	1.32	1.66
Discontinuing operations	0.31	0.17	1.89

Total basic earnings per share and ADS	1.68	1.49	3.55

Diluted earnings per share and ADS:
Continuing operations	1.37	1.31	1.60
Discontinuing operations	0.31	0.17	1.82

Total diluted earnings per share and ADS	1.68	1.48	3.42

     The Annual General Meeting on March 25, 2002 has decided to increase the Corporation’s share capital through a bonus issue by issuing for one old share in Instrumentarium, one new share without consideration. Due to this decision the share capital and number of shares of the Corporation has doubled. In addition to the bonus issue, the number of the company’s ADRs listed on the Nasdaq Stock Market in the United States has been adjusted so that one ADR would equal one share in Instrumentarium Corporation, whereas previously two ADRs equaled one share.

     Basic and diluted earnings per share and ADS amounts in the tables above have been adjusted to give effect to the bonus issue retroactively for all periods. The weighted average number of shares used in calculating basic earnings per share at December 31, 2000, 2001 and 2002 were 47,960, 47,946 and 47,980 thousand, respectively. The weighted average number of shares used in calculating diluted earnings per share at December 31, 2000, 2001 and 2002 was 47,960, 48,170 and 49,744 thousand, respectively.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Consolidated Statement of Comprehensive Income

     The Company has chosen to present comprehensive income in accordance with U.S. GAAP. Components of comprehensive income for the periods ended December 31, consist of the following:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR

Comprehensive income
Net income	80,533	71,272	170,323
Other comprehensive income (loss)
Foreign currency translation adjustment	(2,286)	(434)	415
Unrealized gains (losses) from marketable securities, net of tax:
Unrealized holding gains during the year, less tax of EUR (65) and EUR (152)	—	159	524
Unrealized holding losses during the year, less tax of EUR 480, EUR 241 and EUR 114	(1,175)	(589)	(393)
Less: Reclassification adjustment for gains included in income, less tax of EUR 1,865, EUR 324 and EUR 294	(4,566)	(792)	(1,015)
Minimum pension liability, less tax of EUR 2,107 and EUR 2,118	—	(3,281)	(3,297)

Other comprehensive income (loss)	(8,027)	(4,937)	(3,766)

Comprehensive income	72,506	66,335	166,557

     It is not practical to present the components of the accumulated balance of other comprehensive income items.

	As at December 31,

	2001	2002

	EUR	EUR
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with Finnish GAAP	522,376	651,465
U.S. GAAP adjustments:
a) Pension expense	(23,559)	(14,143)
b) Property and equipment, net	(6,049)	—
c) Marketable securities	1,977	1,094
d) Purchase accounting	(4,400)	(2,699)
e) Goodwill amortization	—	3,277
f) Stock compensation expense	(1,068)	3,983
g) SPP refund	(177)	—
h) Treasury shares	(4,062)	(4,062)
i) Software development expense	211	150
k) Embedded derivatives	—	(1,118)

l) Deferred income taxes for U.S. GAAP adjustments	17,063	12,769

Shareholders’ equity in accordance with U.S. GAAP	502,312	650,717

a) Pension expense

Pensions

     Instrumentarium generally records pension expense in accordance with local accounting practices in the countries in which employees are provided with such benefits. Accordingly, the determination of pension expense for defined benefits plans in accordance with Finnish GAAP differs from the methodology set in SFAS No. 87, “Employers’ Accounting for Pensions”.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

     Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the statements of operations over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are required to be reviewed and updated periodically to the extent that local market economic conditions and demographics change. Under U.S. GAAP, Instrumentarium has estimated the effect on net income and shareholder’s equity assuming the adoption of SFAS No. 87 as of January 1, 1989.

     Refer to j) for minimum pension liability adjustment.

     The cost components of the pension expense computed in accordance with the requirements of SFAS No. 87 for the years ended December 31, were as follows:

	Pension benefits, domestic			Pension benefits, foreign

	2000	2001	2002	2000	2001	2002

	EUR	EUR	EUR	EUR	EUR	EUR
Components of net periodic benefit cost
Service cost — benefits earned during the year	2,009	2,125	2,053	5,318	6,323	6,260
Interest cost on projected benefit obligations	1,308	1,368	1,563	1,927	2,537	3,326
Expected return on plan assets	(471)	(461)	(423)	(2,552)	(2,945)	(3,801)
Amortization of unrecognized transition (asset) obligation	(298)	(298)	(257)	2	300	2
Amortization of prior service cost	(866)	(866)	(766)	38	133	165
Recognized net actuarial (gain) loss	289	223	169	(14)	—	—

Subtotal	1,972	2,091	2,339	4,720	6,347	5,951
Divestments(1)	—	—	(10,991)	—	—	—
Net periodic benefit cost	1,972	2,091	(8,652)	4,720	6,347	5,951

	Pension benefits,		Pension benefits,
	domestic		foreign

	2001	2002	2001	2002

	EUR	EUR	EUR	EUR
Change in benefit obligation
Benefit obligation at beginning of year	22,266	28,413	32,996	44,702
Acquisitions	—	—	—	31,669
Service cost	2,125	2,054	6,323	6,260
Interest cost	1,368	1,564	2,537	3,326
Plan amendments	—	—	—	59
Actuarial (gain) loss	3,028	(5,241)	178	1,289
Divestments(1)	—	(13,202)	—	—
Benefits paid	(376)	(446)	(1,979)	(1,831)
Currency effect	—	—	4,647	(12,493)

Benefit obligation at end of year	28,413	13,142	44,702	72,981

(1)	Divestments related to the disposition of the Optical Retail division.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

	2001	2002	2001	2002

	EUR	EUR	EUR	EUR
Change in plan assets
Fair value of plan assets at beginning of year	6,650	8,690	28,035	29,755
Acquisitions	—	—	—	24,521
Actual return on plan assets	1,943	581	(2,770)	(2,740)
Employer contribution	475	769	4,549	5,997
Divestments	—	(5,845)	—	—
Benefits paid	(376)	(446)	(1,627)	(1,830)
Currency effect	—	—	1,568	(6,544)

Fair value of plan assets at end of year	8,692	3,749	29,755	49,160

	Pension benefits,		Pension benefits,
	domestic		foreign

	2001	2002	2001	2002

	EUR	EUR	EUR	EUR
Funded status reconciliation
Funded status	(19,719)	(9,393)	(14,947)	(23,821)
Unrecognized actuarial (gain) loss	6,325	330	8,331	14,058
Unrecognized transition (asset) obligation	(890)	(302)	23	17
Unrecognized prior service cost	(9,275)	(4,778)	916	673

Net amount recognized at year end	(23,559)	(14,143)	(5,678)	(9,072)

     Amounts recognized in the statement of financial position consists of:

	Pension benefits,		Pension benefits,
	domestic		foreign

	2001	2002	2001	2002

	EUR	EUR	EUR	EUR
Prepaid benefit cost	—	—	—	—
Accrued benefit liability	(23,559)	(14,143)	(13,332)	(20,191)
Intangible asset relating to the minimum pension liability	—	—	2,179	1,626
Accumulated other comprehensive (income)	—	—	5,476	9,493

Net amount recognized at year end	(23,559)	(14,143)	(5,678)	(9,072)

     For plans where accumulated benefit obligation (“ABO”) exceeds the fair value of plan assets under U.S.GAAP, the ABO, projected benefit obligation (“PBO”) and the fair value of plan assets at December 31, is as follows:

	Pension benefits,
	foreign

	2001	2002

	EUR	EUR
ABO	44,702	72,981
PBO	42,855	69,351
Fair value of assets	29,755	49,160

     Weighted average assumptions used in the calculation of pension obligations were as follows:

	Pension benefits, domestic				Pension benefits, foreign

	2000	2001	2002	2000	2001	2002

Discount rate	5.80%	5.80%	5.50%	7.50%	6.75%	6.75%
Rate of compensation increase	4.00%	4.00%	4.40%	5.00%	5.00%	5.00%
Expected return on plan assets	5.80%	5.80%	5.50%	9.00%	9.00%	8.00%

     See j) for minimum pension liability adjustment.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Other post-retirement benefits

          Instrumentarium provides certain health care and life insurance benefits for retired employees. Substantially all U.S. and Canadian employees are provided these benefits. As a result of the 1998 Ohmeda acquisition SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” became material. Under SFAS No. 106 Instrumentarium is required to accrue the estimated cost of post-retirement benefit payments during the years the employee provides services.

Net periodic post-retirement benefit cost includes the following components:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Service cost	806	898	454
Interest costs	978	1,119	900
Amortization of prior service cost	—	(40)	(419)
Recognized net actuarial loss (gain)	(1)	—	108

Net periodic benefit cost	1,783	1,976	1,043

          The following tables set forth the change in post-retirement benefit obligation and the amounts recognized in the statement of financial position at December 31:

	At December 31,

	2001	2002

	EUR	EUR
Benefit obligation at beginning of year	14,841	11,611
Acquisition	—	2,128
Service cost	898	454
Interest cost	1,119	900
Plan amendments	(7,559)	—
Actuarial (gain) or loss	1,694	2,026
Benefits paid	(145)	(238)
Currency effect	764	(2,307)

Benefit obligation at end of year	11,611	14,574

	At December 31,

	2001	2002

	EUR	EUR
Funded status reconciliation
Funded status	(11,611)	(14,574)
Unrecognized actuarial (gain) loss	1,011	2,579
Unrecognized prior service cost	(7,641)	(6,044)
Contributions between measurement date and fiscal year-end	—	35

Net amount recognized at year end	(18,241)	(18,003)

     Amounts recognized in the statement of financial position consists of:

	At December 31,

	2001	2002

	EUR	EUR
Accrued benefit liability	(18,241)	(18,003)

Net amount recognized at year end	(18,241)	(18,003)

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

          Weighted average assumptions used in the calculations of post-retirement benefit obligations as of December 31 are as follows:

	At December 31,

	2000	2001	2002

Discount rate	7.50%	6.75%	6.75%
Rate of compensation increase	5.0%	5.0%	n/a

          For measurement purposes, a 7.0%, 6.5% and 14.0 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000, 2001 and 2002, respectively. The rate is assumed to decrease gradually to 5% for 2011 and remain at that level thereafter.

          A one percent point increase in the assumed health care cost trend would increase the accumulated post-retirement benefit obligation by EUR 1,328 at December 31, 2001 and by EUR 848 at December 31, 2002. It would increase the net periodic cost by EUR 408 for 2000, by EUR 428 for 2001 and by EUR 60 for 2002.

A one percent decrease in the assumed health care cost trend would decrease the accumulated post-retirement benefit obligation by EUR 1,039 at December 31, 2001 and by EUR 723 at December 31, 2002. It would decrease the net periodic cost by EUR 317 for 2000, by EUR 351 for 2001 and by EUR 50 for 2002.

b)	Property and equipment, net

          The gross balance sheet effect of the adjustment on property and equipment is to decrease equity by EUR 7,741 in 2000 and EUR 7,657 in 2001. The net balance sheet effect of this adjustment is to decrease equity by EUR 7,121 in 2000 and EUR 6,049 in 2001. The adjustment is mainly due to differences in accounting for capitalized interest, which are expensed under Finnish GAAP and required to be capitalized under U.S. GAAP and to a transaction in 2000, in which the Company sold a building, but still leases a part of the space for Company’s own use. A portion of the gain resulting from the transaction, EUR 5,370 is under U.S. GAAP deferred and amortized over the life of the lease contract. The difference relating to capitalized interest is amortized over the useful lives of the related assets, as appropriate.

          These properties that the U.S. GAAP adjustments relate to have been employed by the Optical Retail Division that was disposed of during 2002. Accordingly, the balance for these adjustments as at the disposal date has been included in the determination of the gain for sale under U.S. GAAP for discontinued operations.

c)	Marketable securities

          Under Finnish GAAP, marketable securities are reflected at the lower of individual acquisition cost or market. Securities written down to a new cost basis can be written up for subsequent recoveries in market value.

          Under U.S. GAAP, the Company’s investment securities are classified as available-for-sale and are recorded at fair value, with unrealized gains and losses excluded from the determination of income and reported as a separate component of shareholders’ equity, net of tax.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

d)	Purchase accounting

          Under both Finnish GAAP and U.S. GAAP, the cost of a company acquired in a purchase business combination includes the direct costs of acquisition and the excess of the cost of the acquired company over the sum of the amounts assigned to identifiable assets, based upon an appraisal of the fair value of the assets, acquired less liabilities assumed should be recorded as goodwill. However, the concept of “fair value” in assigning amounts to assets acquired and liabilities assumed is less comprehensive under Finnish GAAP. Under U.S. GAAP purchase accounting principles, the acquiring company is required to allocate the fair value of the purchase consideration to the value of all tangible and intangible assets and liabilities acquired and accordingly, the assets and liabilities have been recorded at their estimated fair values at the date of the acquisition. The excess of purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill. The Company adopted SFAS 142, “Goodwill and Other Intangible Assets,” on January 1, 2002 and goodwill and other intangible assets with indefinite lives are no longer amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 have continued to be amortized until the adoption of SFAS 142.

Acquisition of Ohmeda

          The following is a reconciliation of the total consideration for Ohmeda and the allocation of the excess of purchase consideration over the net assets acquired to the U.S. GAAP final purchase accounting adjustment.

EUR
Cash paid	449,729
Reimbursement of purchase price	(13,567)

Net cash paid	436,162
Direct acquisition costs	5,487
Liabilities recognized pursuant to EITF 95-3	8,200

Total consideration	449,850
Baxter settlement	(11,399)
Net assets acquired	156,178

Excess of purchase consideration over the net assets acquired	282,273

U.S. GAAP final purchase accounting adjustments:

EUR
Goodwill	152,134
Land and buildings	6,068
Other tangible assets	21,075
Patented technology	50,094
Trademarks	99,903
Inventories	14,250
Acquired R&D	6,831
Deferred taxation on the above adjustments	(68,082)

Excess of purchase consideration over the net assets acquired	282,273

          In 2000, under Finnish GAAP, the Company reduced goodwill by EUR 40,226 in connection with the payment from Baxter Healthcare Corporation relating to the acquisition of Ohmeda. Under U.S. GAAP, EUR 11,399 was recorded as a reduction of goodwill with the difference of EUR 28,887 being recorded through the income statement.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

          The following table summarizes the Finnish GAAP to U.S. GAAP differences related to the acquisition of Ohmeda:

	Income		Income	Income
	statement	Balance	statement	Balance	statement	Balance
	January 1 –	sheet	January 1 –	sheet	January 1 –	sheet
	December	December	December	December	December	December
	31, 2000	31, 2000	31, 2001	31, 2001	31, 2002	31, 2002

	EUR	EUR	EUR	EUR	EUR	EUR
Goodwill		(104,792)		(104,792)		(104,792)
Accumulated amortization	2,527	14,090	5,258	19,348	12,628	31,976
Land and buildings		2,498		2,498		2,498
Accumulated depreciation	(991)	(1,365)	(107)	(1,472)	(105)	(1,577)
Other tangible assets		21,075		21,075		21,075
Accumulated depreciation	(6,487)	(19,914)	(249)	(20,163)	(146)	(20,309)
Patented technology		50,094		50,094		50,094
Accumulated depreciation	(3,578)	(9,840)	(3,578)	(13,418)	(3,578)	(16,996)
Trademarks		99,903		99,903		99,903
Accumulated depreciation	(4,990)	(13,727)	(4,990)	(18,717)	(3,699)	(22,415)
Baxter settlement	28,827
Deferred taxation on the above	4,527	(52,027)	3,582	(50,445)	3,260	(47,185)

Total income statement adjustment	19,835		(84)		8,360

          The Company received an appraisal of the acquired intangible assets, which indicated that EUR 6,831 of the acquired intangible assets represented acquired research and development. As the feasibility of the acquired research and development has not yet been established and the technology had no alternative future use, the amount allocated to this technology was charged to operations during the year ended December 31, 1998 for U.S. GAAP reporting purposes. The amount was allocable to three technologies acquired as follows; EUR 3,795 for ongoing research and development; EUR 2,562 for technology 1 and EUR 474 for technology 2. Total costs to develop project 1 further that have been incurred as of the balance sheet date amounted to EUR 7,593 and the costs estimated in 2003 amount to EUR 2,503.

Acquisition of Soredex

          The Company acquired the net assets of Soredex on July 1, 2001. Under Finnish GAAP, in addition to the fair value concept, goodwill is amortized over its estimated useful life. Under U.S. GAAP, the Group adopted the transition provisions with effect from this acquisition. As a result, goodwill and other intangible assets with indefinite lives are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 have continued to be amortized until the adoption of FAS 142 on January 1, 2002.

          The following is a reconciliation of the total consideration for Soredex and the allocation of the excess of purchase consideration over the net assets acquired to the U.S. GAAP final purchase accounting adjustment:

EUR
Cash paid	13,289
Net assets acquired	6,898

Excess of purchase consideration over the net assets acquired	6,391

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

U.S. GAAP final purchase accounting adjustments:

EUR
Goodwill	4,147
Other tangible assets	312
Trademarks	1,869
Inventories	980
Deferred taxation on the above adjustments	(917)

Excess of purchase consideration over the net assets acquired	6,391

          The following table summarizes the Finnish GAAP to U.S. GAAP differences related to the acquisition of Soredex:

		Income		Income
		statement	Balance	statement
		January 1 –	sheet	January 1 –	Balance sheet
	Balance sheet	December 31,	December	December 31,	December 31,
	July 1, 2001	2001	31, 2001	2002	2002

	EUR	EUR	EUR	EUR	EUR
Goodwill	(2,244)	—	(2,244)	—	(2,244)
Accumulated amortization(1)	—	160	160	320	480
Other tangible assets	312	—	312	—	312
Accumulated depreciation	—	(39)	(39)	(39)	(78)
Trademarks	1,869	—	1,869	—	1,869
Accumulated depreciation	—	—	—	—	—
Inventories	980	(980)	—	—	—
Deferred taxation on the above	(917)	296	(621)	11	(610)

Total income statement adjustment		(563)		292

(1)	The accumulated amortization represents the reversal of goodwill amortization recorded for Finnish GAAP purposes.

Acquisition of Spacelabs Medical, Inc.

          The Company acquired all the shares of Spacelabs Medical, Inc. on July 3, 2002. The Company paid $14.25 in cash per share to Spacelabs’ stockholders, for a total of EUR 142,485 thousand. Instrumentarium funded the acquisition from cash on hand and existing credit facilities. The main reason for the acquisition of the Spacelabs Medical was to enter the critical care patient monitoring market in the US.

          The following is a reconciliation of the total consideration for Spacelabs and the allocation of the excess of purchase consideration over the net assets acquired to the U.S. GAAP final purchase accounting adjustment:

EUR
Cash paid	142,485
Direct acquisition costs	6,136
Fair value of warrants	456
Liabilities recognized pursuant of EITF 95-3	11,842

Total purchase consideration	160,919

Net assets acquired	126,938

Excess of purchase consideration over the net assets acquired	33,981

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

          Direct acquisition costs of EUR 6,136 that have been capitalized to the purchase price consist of finder’s fees and professional and legal fees directly related to the acquisition. The liabilities assumed included employee termination costs for Spacelabs personnel that have been terminated as a result of the acquisition, costs to terminate distribution contracts and product support contracts for product lines that have been discontinued and costs incurred for lease termination benefits that relate to amounts to be paid in the future related to leases for property and equipment.

          The restructuring costs of EUR 11,842 that have been included in the acquisition cost consist of the following:

EUR
Contract and project termination costs	2,947
Lease termination costs	1,823
Termination benefits	7,072

Total	11,842

          U.S. GAAP final purchase accounting adjustments:

U.S. GAAP final purchase accounting adjustments:

EUR
Corporate trade name	5,726
Corporate products	31,697
Product backlog	1,207
Other tangible assets	(1,424)
Inventories	12,689
Assets-held-for sale	3,597
Deferred taxation on the above adjustments	(19,511)

Excess of purchase consideration over the net assets acquired	33,981

          The following table summarizes the Finnish GAAP to U.S. GAAP differences related to the acquisition of Spacelabs:

		Income statement
	Balance sheet July 3,	January 1 – December	Balance sheet
	2002	31, 2002	December 31, 2002

	EUR	EUR	EUR
Goodwill	(30,849)	—	(30,849)
Accumulated amortization(1)	—	771	771
Inventory	12,689	—	12,689
Accumulated depreciation	—	(7,017)	(7,017)
Corporate trade name	5,726	—	5,726
Accumulated depreciation	—	—	—
Corporate products	31,697	—	31,697
Accumulated depreciation	—	(3,605)	(3,605)
Product backlog	1,207	—	1,207
Accumulated depreciation	—	(1,207)	(1,207)
Other tangible assets	(268)	—	(268)
Accumulated depreciation	—	268	268
Deferred taxation on the above	(19,974)	4,629	(15,345)

Total income statement adjustment		(6,160)

          (1) The accumulated amortization represents the reversal of goodwill amortization recorded for Finnish GAAP purposes.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

          Following are the Company’s unaudited pro forma results for the 2001 and 2002 assuming the acquisition had occurred on January 1, 2001:

	Year ended December 31,

	2001	2002

	Unaudited

	EUR	EUR
Net sales	1,147,659	1,128,011
Net income	53,628	64,948
Basic earnings per share	1.12	1.35
Diluted earnings per share	1.11	1.31

          These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, which actually would have resulted, had the acquisition and the related financing occurred on the date indicated, or which may result in the future.

e)	Amortization of goodwill and indefinite lived intangibles

Amortization of goodwill

          In accordance with Finnish GAAP the Company amortizes all intangible assets including goodwill on a straight-line basis over the expected useful lives of the assets. In accordance with the provisions of SFAS 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets with indefinite lives are no longer amortized but subject to an annual impairment test. The new standard was applicable for acquisitions that took place after July 1, 2001 and starting from January 1, 2002, it had to be applied to all existing goodwill balances and acquired intangible assets.

          The U.S. GAAP adjustment reverses the amortization expense recorded under Finnish GAAP and also reverses the movement in accumulated amortization under Finnish GAAP subsequent to the adoption of SFAS 141 and SFAS 142.

          The following table shows the results of operations as if SFAS 142 were applied to prior periods:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Net income as reported under U.S. GAAP	80,533	71,272	170,323
Add back: Goodwill amortization	13,817	11,083	—
Add back: Trademark amortization	4,990	4,990	—

Adjusted net income	99,340	87,345	170,323

Basic earning per share
Net income as reported	1.68	1.49	3.55
Goodwill amortization	0.29	0.23	—
Trademark amortization	0.10	0.10	—
Adjusted net income	2.07	1.82	3.55
Diluted earning per share
Net income as reported	1.68	1.48	3.42
Goodwill amortization	0.29	0.23	—
Trademark amortization	0.10	0.10	—
Adjusted net income	2.07	1.81	3.42

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

Impairment of Goodwill

          The Company has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new requirements of SFAS 142. The company has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these over their remaining useful lives.

          As of January 1, 2002, the Company performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional impairment test, the Company determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value. The Company also completed its annual impairment test required by SFAS 142 during the fourth quarter of 2002, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flow. No impairment was recognized.

          Below is a roll forward of U.S. GAAP goodwill during 2002:

	Anesthesia
	and Critical	Medical	Discontinued	Corporate
	Care	Equipment	operations	headquarters

	EUR	EUR	EUR	EUR
Balance as of January 1, 2002	129,974	36,329	1,776	32
Goodwill acquired	—	110	3,806	1,828
Goodwill disposed of	—	—	(1,676)	—
Goodwill written off due to disposals	—	—	(101)	—
Translation adjustment	(1,018)	—	—	—

Balance as of December 31, 2002	128,956	36,439	3,806	1,860

Amortization of identifiable intangible assets acquired

          The following table sets forth the gross carrying amount and accumulated amortization of acquired intangible assets for continuing operations under U.S. GAAP:

	As of December 31, 2002

	Gross carrying	Accumulated
	amount	amortization

	EUR	EUR
Amortized intangible assets
Trademarks	7,354	(5,089)
Patents and current products	87,460	(23,522)
Other	31,043	(14,015)

Total	125,858	(42,625)
Unamortized intangible assets
Trademarks	100,383	(17,398)

Total	100,383	(17,398)

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

          Intangible assets are amortized over 3 to 10 years. The amortization expense for the year ended December 31, 2002 is EUR 16,722. Amortization expense on intangible assets is estimated to be as follows:

EUR
For year ended December 31:
2003	14,630
2004	14,293
2005	11,586
2006	8,773
2007	7,427

f)	Stock compensation

          As allowed by the Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation, ” (“FAS 123”), under U.S. GAAP, the Company has elected to continue to apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and related interpretations in accounting for its schemes. Under the intrinsic value method of APB 25, when the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the “measurement date,” no compensation is recognized. However, if the “measurement date” is not determinable, estimation has to be used to record compensation cost each period from the grant date to the measurement date. Total stock compensation under APB 25 as of December 31, 2002 amounted to EUR 6,664 (EUR 1,925 as of December 31, 2001) of which EUR 2,571 (EUR 488) was unearned.

          Had compensation cost for the options issued been determined based on the fair value at the grant date consistent with the provisions of FAS 123, the Company’s net income and earnings per share for the periods ended December 31, 2000, 2001 and 2002 would have been reduced to the pro forma amounts indicated below:

	Year ended December 31,

	2000	2001	2002

	EUR	EUR	EUR
Net income
As reported	80,533	71,272	170,323
Add: Stock-based employee compensation expense included in reported net income under U.S. GAAP, net of tax	410	398	2,655
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(4,779)	(4,826)	(5,424)

Pro forma	76,164	66,844	167,554
Basic earnings per share
As reported	1.68	1.49	3.55
Pro forma	1.59	1.39	3.49
Diluted earnings per share
As reported	1.68	1.48	3.42
Pro forma	1.59	1.39	3.36

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

          The Company has two Option plans, the 1998 stock option plan and the 2001 stock option plan. The following table summarizes information about stock options outstanding at December 31, 2002.

	Number of	Weighted	Weighted
	Shares to be	Average Fair	Average
	subscribed	Value	Exercise Price

1998 Stock Option Plan		EUR	EUR
Options outstanding at December 31, 1999	2,361,102		16.25
Granted	440,164	6.53	16.25
Canceled	(191,376)		16.25

Options outstanding at December 31, 2000	2,609,890		16.25
Granted	24,400	5.51	15.91
Exercised	—		—
Canceled	(181,092)		15.95

Options outstanding at December 31, 2001	2,453,198		16.27
Granted	133,963	13.88	15.30
Exercised (1)	(93,396)		17.43
Canceled	(48,333)		15.30

Options outstanding at December 31, 2002	2,445,432		16.03

Options exercisable at December 31, 2001	753,542		18.14
Options exercisable at December 31, 2002(1)	1,416,320		17.16

(1)   The amount of options exercised during year 2002 does not include those options that were exercised but not registered during 2002. Correspondingly, these options are also not deducted from the amount of options exercisable at December 31, 2002. In December 2002, additional 275,223 shares were subscribed with options and the subscriptions were registered in January 2003.

	Number of	Weighted	Weighted
	Shares to be	Average Fair	Average
2001 Stock Option Plan	subscribed	Value	Exercise Price

Options outstanding at December 31, 2000	-
Granted	732,600	11.92	17.50
Canceled	(9,000)		17.27

Options outstanding at December 31, 2001	723,600		17.51
Granted	463,000	11.23	20.09
Canceled	(45,000)		17.65

Options outstanding at December 31, 2002	1,141,600		18.55

          The information in the tables above has been adjusted for the bonus issue that occurred in April 2002.

          The fair value of option grants are estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	At December 31,

	2000	2001	2002

1998 Stock Option Plan
Dividend yield	3.07%	3.11%	2.55%
Expected volatility	41%	39%	39%
Risk-free interest rate	5.17%	4.43%	4.08%
Expected life (years)	3	2	2
2001 Stock Option Plan
Dividend yield	—	2.74%	2.55%
Expected volatility	—	41%	41%
Risk-free interest rate	—	4.75%	4.53%
Expected life (years)	—	4	4

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

          The first of the 1998 stock option plan options became exercisable on June 1, 2001. No options were exercised during the financial year 2001. The 2001 stock option plan options are not exercisable yet.

          Under Finnish GAAP, social charges relating to the issued options considered favorable to the holder are reserved. Under U.S. GAAP, social charges are expensed when the options are exercised. Social charges of EUR 369 and EUR 3,614 are reversed from net income for the periods ending December 31, 2001 and 2002, respectively.

g)	SPP refund

          During 2000, the Company received a refund from the Swedish pension insurer, SPP. This refund was partly received in cash with the remaining balance recorded as receivable and utilizable against future pension premiums. During 2001 the Company has utilized part of the remaining receivable. Under Finnish GAAP, the total refund has been recognized in income in 2000. Under U.S. GAAP, only the portion received in cash and the portion utilized during the year can be recognized as income.

h)	Treasury shares

          Under Finnish GAAP, treasury shares are allowed to be presented as assets. Under U.S. GAAP, treasury shares need to be shown as a deduction of the consolidated shareholders’ equity.

i)	Software development expenses

          In accordance with Finnish GAAP development costs can be expensed as incurred or capitalized. In accordance with the Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” under U.S. GAAP, software development costs associated with new products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company believes it has achieved technological feasibility when a detail program design has been established. Thereafter, software development costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The Company makes ongoing evaluations of the recoverability of its capitalized software projects by comparing the amount capitalized for each product to the estimated net realizable value of the product. Capitalization ceases upon the general release of the software product to customers. Capitalized computer software development costs are amortized, using the straight-line method, on a product-by-product basis over the estimated life, which is generally between two and five years. During the year 2002 EUR 21 (EUR 217 in 2001) of software costs were capitalized. Amortization for the year 2002 was EUR 81 (EUR 7 in 2001).

j)	Minimum pension liability

          Under Finnish GAAP all pension expenses are recognized through the income statement. Under U.S. GAAP, the employer should recognize an additional pension liability directly against shareholders’ equity when the accumulated benefit obligation exceeds the fair value of the plan assets.

k)	Embedded derivatives

          Finnish GAAP does not define embedded instruments nor does it address accounting for embedded derivatives. Under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, an embedded foreign currency derivative instrument shall be separated from the host contract and fair valued through earnings if certain criteria are met.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

l)	Deferred income taxes

          Deferred income taxes have been adjusted to give effect to the differences between Finnish GAAP and U.S. GAAP.

m)	Earnings per share

          Earnings per share as presented is not based on net income, but rather on a calculation specified by the Financial Accounting Board of the Finnish Ministry of Trade and Finance. U.S. GAAP requires that net income be utilized in the computation of earnings per share.

          Earnings per share is computed by dividing net income by the weighted average number of shares outstanding during each period adjusted for the rights issue that occurred in 1998 and for the bonus issue in March 2002.

n)	Discontinued operations

          At the beginning of November 2002 Instrumentarium divested its Optical Retail business. The Spacelabs Burdick segment is classified as assets-held-for-sale. Finnish GAAP does not require separate income statement presentation for discontinued operations. The gain on disposal of Optical Retail is recorded under extraordinary items. Under U.S. GAAP, when certain criteria in SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” are fulfilled, income from continuing and discontinued operations and gain or loss on sale shall be presented separately. All prior period information are restated to conform to the current year presentation. The net sales of the discontinued operations in 2002 were EUR 106,964.

o)	Product warranties

          The warranty period for the Company’s products is generally one year from installation. The Company records a provision for estimated product warranty and related costs, based on historical experience and periodically adjusts these provisions to reflect actual experience.

          Changes in the product warranty liability for the period are as follows:

At December 31,

2002

EUR
Balance at the beginning of year	7,591
Additions due to acquisitions	4,138
Warranties issued	12,085
Accruals/reversals relating to pre-existing warranties	4,191
Warranty claims	(15,631)
Translation difference	(985)

Balance at end of year	11,389

p)	Classification differences

Consolidated Statement of Income

          In accordance with Finnish GAAP, the Company classifies gains on sale of fixed assets as a component of operating profit. Under U.S. GAAP, these items would be classified as a component of non-operating profit.

          In accordance with Finnish GAAP, income and expenses from non-recurring but significant transactions arising otherwise than in the ordinary course of business are recorded as extraordinary income and expenses and are stated after deduction of tax. Such items are shown in a separate caption below income from operations. Items classified as extraordinary under Finnish GAAP generally do not meet the definition of extraordinary under U.S. GAAP. Accordingly, under U.S. GAAP, such items would be classified as operating income and expenses, gross of any related tax.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

q)	Valuation and qualifying accounts

	Balance at				Balance at
	beginning of year	Additions	Deductions	Other (1)	end of year

	EUR	EUR	EUR	EUR	EUR
2002
Obsolescence provision	58,647	24,367	(20,286)	23,024	85,752
Allowance for bad debts	13,934	4,080	(4,336)	5,567	19,245
Valuation allowance	12,026	2,525	(8,004)	(828)	5,718
2001
Obsolescence provision	52,169	18,016	(12,408)	869	58,647
Allowance for bad debts	14,710	4,163	(4,724)	(215)	13,934
Valuation allowance	12,843	959	(1,793)	16	12,026
2000
Obsolescence provision	42,007	14,637	(7,399)	2,924	52,169
Allowance for bad debts	11,120	6,354	(4,024)	1,260	14,710
Valuation allowance	18,044	2,152	(7,413)	59	12,843

(1)	Includes translation differences and effects of business acquisitions.

          r) Restructuring provision

          During 2002, the company provided EUR 13,955 for costs associated with the restructuring programme arising as a result of the acquisition of Spacelabs Medical, Inc.

          The provision for 2002 comprised of EUR 9,023 for severance and related employee termination benefits and EUR 4,932 of lease termination, termination of distribution contracts and other exit costs. The severance charge was associated with the termination of approximately 360 employees comprising of employees from all business operations of the Company (sales and marketing personnel, administrative personnel, manufacturing personnel and R&D personnel).

          Balances remaining in the reserves as of the balance sheet date include provisions for current year restructuring actions only. The balance of restructuring reserve and movements within these separate components during 2002 were as follows:

	Termination	Other
	Benefits	Exit costs	Total
	EUR	EUR	EUR
Opening Balance	—	—	—
Provisions through income statement	1,951	162	2,113
Acquisitions	7,072	4,770	11,842
Payments made	(3,369)	(497)	(3,866)
Other movements 1)	(308)	(129)	(437)

Closing Balance	5,346	4,306	9,652

(1)	Includes translation adjustments

          During 2002, payments of EUR 3,369 were made related to the termination of approximately 220 employees.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

s)	New accounting standards

          In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”), No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. We are currently assessing the impact of this statement on the results of operations and financial condition.

          In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 expands on the accounting guidance of SFAS No. 5, “Accounting for Contingencies,” SFAS No. 57, “Related Party Disclosures,” and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” and incorporates without change the provisions of FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” an interpretation of SFAS No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Company on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements for periods ending after December 15, 2002. We are currently evaluating the impact of this statement on our results of operations or financial position.

          In November 2002, the Emerging Issue Task Force (EITF) reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 also provides for an alternative to report the change in accounting as a cumulative-effect adjustment in accordance with APB Opinion No. 20. We have not yet determined the method of transition we will use.

          In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An amendment of FASB Statement No. 123. SFAS 148, which is applicable to financial periods ending after December 15, 2002, amends SFAS 123, Accounting for Stock-Based Compensation to provide alternative methods for transition to SFAS 123 fair value method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions to require prominent disclosure about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to apply APB Opinion No. 25 Accounting for Stock Issued to Employees.

          Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) was issued by the FASB in January 2003. Under the interpretation, certain entities known as “Variable Interest Entities” (“VIEs”), must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The consolidation requirements apply to all new VIEs created and on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. We plan to adopt the initial and transitional consolidation provisions of FIN 46 on February 1, 2003 and January 1, 2004, respectively. We are currently evaluating the impact of this statement on our results of operations or financial position.

INSTRUMENTARIUM CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(in thousands, except for per share amounts)

          In April 2003, FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. The Statement is effective for interim periods beginning after June 15, 2003. We are currently evaluating the effect of this statement on our results of operations or financial position.

24 Subsequent Events

          At the beginning of 2003, we divested our shareholding in Spacelabs Burdick, Inc. to Quinton Cardiology Systems, Inc. Burdick was a subsidiary of Spacelabs Medical and specialized in cardiology diagnostic equipment and systems.

          Instrumentarium and General Electric signed a combination agreement on December 18, 2002, under which General Electric offers to purchase all shares and options in Instrumentarium. The tender offer was announced on January 14, 2003 and it was originally scheduled to expire on April 11, 2003. The tender offer has been extended to expire on August 29, 2003, to allow for the completion of the regulatory review process, unless it is discontinued by GE as provided for in the terms and conditions of the tender offer. The Boards of Directors of both Instrumentarium and General Electric have approved the combination agreement.

          Under the tender offer, General Electric offers to purchase all shares in Instrumentarium for EUR 40 per share in cash. In addition to the purchase price offered, shareholders may be entitled to a dividend of EUR 0.70 per share without affecting the price offered. If the dividend per share paid exceeds EUR 0.70, the purchase price offered shall be reduced by the amount of dividend exceeding EUR 0.70 per share.

          In the Annual General Meeting of March 25, 2003 shareholders approved the payment of a combined regular and special dividend of EUR 4.70 per share. Consequently, as provided for in the terms and conditions of the tender offer, the amount offered by GE in the tender offer is EUR 36.00 per share in cash to reflect the payment to shareholders of the special dividend of EUR 4.00 per share. The dividend does not affect the price offered for Instrumentarium options.

Commission File No. 0-12009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Exhibits to
Annual Report on
Form 20-F

Instrumentarium Corporation

Exhibit Index

1.1	Articles of Association as amended on March 26, 2001, in English translation (incorporated by reference from the Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (Commission file number 0-12009)).

1.2	Amended and Restated Deposit Agreement dated as of April 3, 2002 among Instrumentarium Corporation, JP Morgan Chase Bank, as Depositary and Holders of American Depositary Receipts (incorporated by reference from the Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (Commission file number 0-12009)).

4.1	Agreement and Plan of Reorganization, dated March 22, 2002, between Spacelabs Medical, Inc., Instrumentarium Corporation and Boxer Acquisition Corp. (incorporated by reference from the Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (Commission file number 0-12009)).

4.2	Agreement and Plan of Merger, dated March 22, 2002, between Spacelabs Medical, Inc., Instrumentarium Corporation and Boxer Acquisition Corp. (incorporated by reference from the Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (Commission file number 0-12009)).

4.3	Combination Agreement dated December 18, 2002 between General Electric Company and Instrumentarium Corporation.

6.	See note 8 to our financial statements included in Item 18 of this Form 20-F for information on how earnings per share information was calculated.

8.1	For a list of our subsidiaries, please see note 21 to our consolidated financial statements.

10.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.